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REGISTRANT'S NAME e-Kong Group Ltd.

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APR 16 2007

THOMSON FINANCIAL

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FILE NO. 82- 34653

FISCAL YEAR 12-31-06

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DAT : 4/11/07

e-KONG Group Limited

Annual Report 2006

Stock Code: 524



Looking ahead

e-KONG

Corporate Information

Board of Directors

Executive Directors
Richard John Siemens *(Chairman)*
Kuldeep Saran *(Deputy Chairman)*
Lim Shyang Guey

Non-executive Director
William Bruce Hicks

Independent Non-executive Directors
Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary
Lau Wai Ming Raymond

Auditors
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Legal Advisers
Deacons
Lily Fenn & Partners
Conyers Dill & Pearman

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited
The Bancorp Bank

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Office
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes

Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website Address
www.e-kong.com

Share Registrar
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Hong Kong Branch Share Registrar
Secretaries Limited
Level 25
Three Pacific Place
1 Queen's Road East
Hong Kong

ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

Table of Contents

Financial Highlights

	2006	2005	
	HK$'000	*HK$'000*	% change
Turnover	**702,810**	422,590	+66%
EBITDA	**57,205**	45,216	+27%
Net Assets	**132,117**	91,072	+45%
Cash and Bank Balances	**101,909**	61,218	+66%

Turnover
(HK$'000)



800,000
400,000
0
402,654
422,590
702,810
2004
2005
2006

EBITDA
(HK$'000)



80,000
40,000
0
11,827
45,216
57,205
2004
2005
2006

Net Assets
(HK$'000)



140,000
70,000
0
43,623
91,072
132,117
2004
2005
2006

Cash and Bank Balances
(HK$'000)



120,000
60,000
0
47,194
61,218
101,909
2004
2005
2006

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK: 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol: EKONY).

The Group's key operating business ZONE, currently having presence in the United States, China, Hong Kong and Singapore, provides a broad range of telecommunication services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunications needs. ZONE also offers a suite of innovative IP-based communication products and services including its latest global VoIP service "ZoiPPE".

Chairman's Statement

2006 was an exciting and fruitful year for the Group. Our ZONE telecommunication businesses delivered another stellar year of record turnover growth and the operating profit of the Group increased by 23.1% to HK$47.5 million, reflecting an increased contribution from all of our three ZONE operations. Our acquisition made in the United States, following successful integration with the ZONE US existing operations, is now providing return on investment. In the meantime, business development activities heightened in Asia, the Group successfully launched its new global Voice-over-Internet Protocol (VoIP) service "ZoiPPE" in December 2006, and formalised its presence in China through establishing a wholly foreign-owned enterprise (WFOE) in March 2007. The progress made and milestones achieved are key components of the Group's strategy formulated to deliver long term sustainable growth and to enhance shareholders value.

In the United States, ZONE US almost doubled its turnover from HK$308.7 million in 2005 to HK$599.0 million in 2006. The Group is very pleased with the acquisition of the WRLD Alliance assets which have not only contributed significantly to the Group's turnover but have also made available to the ZONE US existing team the skills, know-how and relationships that can help bring ZONE to its next level of market growth in the United States, and expand its geographical reach to the Mid-West and North Western regions. Having completed the smooth integration of the business processes of the ZONE US and WRLD Alliance customer accounts, the ZONE US team is now focused on growing its market share in providing telecommunication services to both the corporate and the independent local exchange carrier (ILEC) markets. Besides the expected cost savings from improved margins and productivity, ZONE US is seeing the enthusiasm from its ILEC customers to partner with it to introduce new products and services, including VoIP services and mobile services, to their large end user base.

In Asia, ZONE Singapore further improved on both its revenue growth and operating profits. This helped to offset the decline in revenue contribution from the ZONE Hong Kong business which continued to face stiff competition and price erosion. The Group foresees ZONE Singapore will further improve its operating results for the coming year through an increase in marketing activities to increase market share, introduction of new services and improvements in operating margins. The Group also anticipates that the current business development and strategic alliance initiatives to expand into other South and South-east Asian countries will deliver positive results.

The Group's ZONE Hong Kong operations continue to actively explore the China market and expand the VoIP business globally. Towards the end of 2005 and in 2006, ZONE Hong Kong, while continuing to carry on its Hong Kong business, deployed technical and business teams to China to oversee development of its VoIP technology platform and also to share our expertise, knowledge and experience with its partners in China. Such efforts have helped the Group to better understand the existing regulatory landscape, business opportunities and challenges and have also helped to formulate the Group's development and operating strategies for China. In March 2007, the Group formalised its presence in China by establishing a WFOE named 深圳盈港科技有限公司 under the laws of China. The formation of this WFOE is an important milestone as it readies the Group for the next level of direct investment and operations in China.

ZONE Hong Kong continues to expand its VoIP services targeted at the business segment. Since obtaining the Service-based Operators (SBO) Licence and following successful interconnection with the Hong Kong public switched telephone network (PSTN), ZONE Hong Kong is now offering VoIP services with local telephone numbers to customers both within and outside Hong Kong.

In the near future, it is expected that most computers and mobile devices will have high speed broadband connectivity while more and more private and public venues and locations worldwide will have WiFi and even WiMAX coverage. People will use computer devices not just at work but also for entertainment and everyday communications. With this in mind, over the last few years the Group has actively been developing, evaluating and piloting various IP-based technologies for internet and mobile delivery platforms to provide global communications services culminating with the launch of our ZoiPPE service in

December 2006. ZoiPPE's mission is "*To be the preferred means of communication for everyone to stay connected anytime and anywhere. To bring business and social communities closer together by providing the most convenient, cost effective and innovative interactive services available on all computers and mobile devices*". In order to achieve this objective, the Group will deploy resources to develop and build a state-of-the-art, scalable and robust integrated technology platform that is able to offer innovative services to millions of users.

Since its launch, ZoiPPE has embarked on a number of marketing initiatives to promote its services and has received significant publicity and press coverage from both the online and traditional mediums. Growing ZoiPPE's user base cost-effectively, through viral marketing and strategic co-branding / white-labelling alliances and partnerships, will be a priority for the coming year. While Skype remains the key global player in the area of PC-to-PC voice calls, we believe there will be many opportunities for other players, including ZoiPPE, to capture sizeable portions of the large paid-services market. For example, an opportunity has arisen recently from Skype's introduction of connection fees for all PC-to-Phone calls which now gives ZoiPPE an even more competitive price advantage.

In February 2007, the Company concluded a placement and top-up offering of shares which raised approximately HK$46.8 million. At the same time, the Group also raised US$2.5 million from an institutional investor for the acquisition of a 5% stake in ZONE Resources Limited which is the subsidiary providing the ZoiPPE services. We believe both of these transactions demonstrate the strong confidence in the investment community for the Group's business model and long-term strategy, as the placement price was set at a premium to the closing price of the Company's shares prior to the transaction, and the 5% investment in ZONE Resources Limited recognises the ZoiPPE business at a valuation of US$50 million.

Looking ahead, in 2007 the Group expects to continue to execute its strategy of growing market share and improving the operating results of its existing ZONE businesses within the countries and areas it operates, and exploring opportunities to bring the ZONE business model globally to larger markets by starting up new operations or through acquisitions. The Group will also further invest in appropriate technologies and marketing efforts to grow its user base for ZoiPPE services.

I would like to thank all customers, shareholders, business associates and professional advisors for their support and extend our appreciation to all employees for their hard work, dedication and commitment to the Group.

Richard John Siemens
Chairman

23 March 2007

Business Review

During the year under review, the Group recorded a significant increase in turnover while continuing to maintain profitable operating results. The acquisition of assets in connection with the provision of long distance telecommunication services in the United States (the "WRLD Alliance transaction"), as approved by shareholders of the Company in March 2006, was successfully completed and smoothly integrated with the existing ZONE US operations. Such assets have proven their value as they helped ZONE US in contributing significantly to the growth in turnover and EBITDA of the Group.

Turnover of the Group was HK$702.8 million, up 66.3% from HK$422.6 million for the previous year. This increase was contributed mainly by the increase in revenue of ZONE operations in the United States. Profit from operations and profit before taxation of the Group for the year recorded rises of 23.1% and 15.8%, respectively, when compared to the previous year. The Group recorded net profit of HK$40.6 million compared to HK$47.1 million for the prior year, however, if the deferred tax effect is excluded, the 2006 net profit would be 5.5% higher than 2005. EBITDA of HK$57.2 million was up 26.5% from HK$45.2 million for the prior year.

The Group's balance sheet remains healthy with total net assets of HK$132.1 million, representing an increase of 45.1% over the prior year, with bank balances and cash in 2006 exceeding HK$100 million.

ZONE operations in the United States ("ZONE US") recorded another year of robust growth almost doubling its turnover from HK$308.7 million for the previous year to HK$599.0 million. This increased turnover was mainly due to the growth in the carrier business of ZONE US servicing more than one-third of all independent local exchange carriers ("ILECs") located throughout the United States, including those customers acquired under the WRLD Alliance transaction. Profit from operations for the year totalled HK$29.9 million, representing an increase of 37.8% compared to HK$21.7 million for the prior year. In addition to achievements in revenue growth, ZONE US has also been actively implementing various strategies to improve operating efficiencies and increase gross margins. Such improvements and increases are being achieved through, among others, the integration of the ZONE US existing operation base in the North East with the facilities of WRLD Alliance headquartered in Utah, and also the benefits of greater economies of scale as a result of more competitive pricing from carrier partners. In the coming year, ZONE US will focus on increasing its market share for its core businesses and continuing to improve margins and productivity while, at the same time, seeking opportunities to introduce new and complementary products and services.

Turnover from ZONE Hong Kong and ZONE Singapore (collectively, "ZONE Asia") for 2006 amounted to HK$97.5 million compared to HK$105.4 million for 2005. Profit from ZONE Asia's operations for the year under review were HK$27.9 million, representing an increase of 34.1% compared to HK$20.8 million for the previous year. ZONE Asia was able to achieve higher operating profits, despite a slight decrease in turnover, by further increasing its gross margins and continuing its efforts to improve operating productivity.

Following the award of the Services-Based Operator ("SBO") Licence from the Office of the Telecommunications Authority ("OFTA") of Hong Kong in March 2006 and subsequent resolution of the issues on interconnection with the fixed telecommunication network services ("FTNS") providers, ZONE Hong Kong completed its interconnection arrangements and became the first licensee to provide Voice-over-Internet Protocol ("VoIP") services with local Hong Kong telephone numbers allocated by OFTA under the terms of the SBO licences. This service is not only available to customers based in Hong Kong, but is also available to persons in any part of the world that obtain broadband

access to ZONE's network, thus extending ZONE Hong Kong's reach to a new overseas potential customer base.

In addition, ZONE Hong Kong continues to be the main resource base for penetrating into the China market. Towards the end of 2005 and in 2006, ZONE Hong Kong deployed technical and business teams to provide management expertise and support to its partners' operations in China.

ZONE Singapore continued on its growth path and achieved notable results in 2006. Creative and targeted marketing initiatives have led to an increased acquisition rate for new members, a more stable user base and a higher average rate per user ("ARPU"), all of which contributed to the higher revenue level. Effective cost management and negotiations with carriers have contributed to better margins and record-high operating results. While ZONE Singapore keeps reinforcing its position in its core services, it has also deployed, in conjunction with ZONE Hong Kong, new IP-based technologies to service its customers with offices worldwide. Looking ahead to 2007, ZONE Singapore plans to form alliances to further develop expansion into the region while expanding its business in Singapore through innovative product packaging and value-added services to differentiate it from competitors.

In December 2006, ZONE Asia officially launched its latest global VoIP service "ZoiPPE" (*www.zoippe.com*) at the ITU Telecom World 2006. Since the successful launch, ZoiPPE has unveiled a number of partnership and marketing programmes to enhance brand recognition and grow its user base. As an example, in conjunction with AsiaXPAT, ZONE Asia is promoting the co-branded "*AsiaXPAT & ZoiPPE*" service to the expatriate community in Asia. Also, its recent "Free Calls to China" promotional offer during the Lunar New Year festive season has encouraged many users in the Chinese community around the world to use its services.

In February 2007, the Group successfully completed a placement of 52 million shares of the Company, generating net proceeds of approximately HK$44.8 million. At the same time, the Group raised additional capital of US$2.5 million (HK$19.5 million) from an institutional investor for development of the ZoiPPE business.

Looking ahead to 2007, the Group is excited about the prospects of expanding its ZONE businesses within and beyond its current operations in the United States, Hong Kong and Singapore. ZONE will continue to organically grow its market share in these countries / areas while seeking acquisition targets, such as the WRLD Alliance transaction, that once integrated with the current operations can bring synergistic value to the Group. The Group will also take business development initiatives to expand the ZONE business model to other countries.

The Group has obtained additional funds for growth and development from those transactions in February. It considers that establishing a business presence and securing reliable local partners in the larger markets, including China and India, will be a priority for 2007, and during the year ZoiPPE will step up its efforts to enhance its technology robustness and scalability to improve user experience and to introduce new multimedia features and functionalities, while at the same time intensifying its promotional drive globally.

Financial Review

Results

For the year ended 31 December 2006, the Group recorded consolidated turnover of HK$702.8 million representing an increase of HK$280.2 million, or 66.3%, as compared to 2005.

Operating costs for 2006 amounted to HK$148.3 million compared to HK$125.3 million in 2005, which increase corresponds to but at a lesser rate than the increase in turnover.

Turnover from ZONE US increased by 94.0% from HK$308.7 million in 2005 to HK$599.0 million in 2006, while ZONE Asia, comprising the Group's telecommunication business in Hong Kong and Singapore, recorded a 7.5% decrease in turnover from HK$105.4 million for 2005 to HK$97.5 million for 2006.

The Group's gross profit increased by 24.6% from HK$154.9 million in 2005 to HK$193.1 million in 2006.

The operating profit for the year was HK$47.5 million compared to HK$38.6 million for the previous year.

The consolidated net profit for the year was HK$40.6 million compared to a net profit of HK$47.1 million, which included a deferred tax credit of HK$8.5 million, for 2005.

EBITDA for the Group increased by 26.5%, or HK$12.0 million, from HK$45.2 million for 2005 to HK$57.2 million in 2006.

Assets

As at 31 December 2006, the net assets of the Group amounted to HK$132.1 million as compared to HK$91.1 million in 2005.

Liquidity and Financing

Cash and bank balances (excluding pledged deposits) were HK$100.4 million as at 31 December 2006 (2005: HK$58.7 million). The Group had pledged deposits amounting to HK$1.5 million as at 31 December 2006 (2005: HK$2.5 million) to banks for guarantees made by them to certain telecommunication carriers for payments due by the Group.

In 2006, a bank loan of HK$46.8 million was advanced to a subsidiary of the Company for the purpose of the WRLD Alliance transaction, of which HK$15.0 million was repaid during 2006, and the balance thereof as at 31 December 2006 amounted to HK$31.8 million (2005: Nil). This bank loan, comprising the Group's entire bank borrowings, was made in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 31 December 2006, the Group's liabilities under equipment lease financing arrangements amounted to HK$0.6 million (2005: HK$0.8 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets was 24.5% (2005: 0.9%). Such increase principally arose as a result of the bank borrowings referred to above.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2006, there were no material contingent liabilities and commitments.

Post Balance Sheet Events

On 16 February 2007, the Group entered into a placing and subscription agreement whereby 52 million shares of the Company were placed and subscribed for at the price of HK$0.90 per share, subject to adjustment for commissions, costs and expenses incurred in relation thereto. Details of the placing and subscription agreement were disclosed in the announcement of the Company dated 16 February 2007.

On 16 February 2007, Cyberman Limited (a wholly-owned subsidiary of the Company), Cannizaro Hong Kong Limited (acting as the investment manager of its fund) and ZONE Resources Limited ("ZRL") entered into a subscription and shareholders agreement whereby Cannizaro subscribed or procured subscriptions for 500 shares of ZRL, representing 5% of the issued share capital of ZRL, for a consideration of US$2.5 million. ZRL remains to be a 95% subsidiary of the Company. Details of the subscription and shareholders agreement were disclosed in the announcement of the Company aforesaid.

The transactions contemplated by the said placing and subscription agreement and the subscription and shareholders agreement were completed in February 2007.

Board of Directors and Senior Management

Board of Directors

Richard John Siemens, 62, Chairman, was appointed in January 2000. Mr. Siemens is the Chairman and a founding member of the Distacom Group, a privately-held group of companies in mobile telecommunication business. Trained as a Chartered Accountant, Mr. Siemens's financial acumen and entrepreneurial leadership has been instrumental in the establishment of many well-known international telecommunication and broadcasting companies such as Hutchison Telecom, Orange, AsiaSat, STAR TV, Metro Radio, and mobile telecommunication businesses in Hong Kong, Italy, India, Japan and Madagascar led by Distacom.

Kuldeep Saran, 55, Deputy Chairman, was appointed in December 2001. Mr. Saran has been a director of various Distacom Group companies since 1996. Mr. Saran has extensive experience in developing, building and managing global telecommunications and other businesses. He spent several years with a major international bank. He holds a Bachelors degree in engineering and an M.B.A.

Lim Shyang Guey, 47, Executive Director, was appointed in October 1999. Prior to coming to Hong Kong, Mr. Lim gained wide-ranging international exposure in the telecommunications and technology-related industries, including in New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

William Bruce Hicks, 44, Non-executive Director, was appointed in December 2001. He is currently a founder of TPIZ Resources Limited, a Hong Kong-based firm which invests in and develops environmental projects in China. Mr. Hicks has been a director of various Distacom Group companies since 1994. Prior to that, Mr. Hicks worked at Hutchison Telecom in Hong Kong and Motorola Inc. in the United States. He holds a B.S.E.E. degree from Michigan Technological University and an M.B.A. from the International Management Institute in Geneva, Switzerland.

Shane Frederick Weir, 52, Independent Non-executive Director, was appointed in August 2001. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. He has practiced in Hong Kong since 1985, including several years as an associate with Phillips & Vineberg. Mr. Weir is qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom and Hong Kong.

John William Crawford J.P., 64, Independent Non-executive Director, was appointed in September 2004. He is also an independent non-executive director of Titan Petrochemicals Group Limited and Regal Portfolio Management Limited being the manager of Regal Real Estate Investment Trust. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm. Since his retirement from accounting practice, Mr. Crawford has been particularly involved in the education sector, including setting up international schools and providing consulting services. He is actively involved in various community service organisations and is a Justice of the Peace.

Gerald Clive Dobby, 67, Independent Non-executive Director, was appointed in December 2005. Mr. Dobby, previously held senior positions within the HSBC Group, is currently a director of several companies in Hong Kong and overseas.

Senior Management

Chan Yee Bun, 55, Chief Financial Officer, joined the Company in January 2004. Mr. Chan has over 30 years' experience working in industries ranging from telecommunications, infrastructure, manufacturing, to shipping and banking. Mr. Chan is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Lau Wai Ming Raymond, 36, Legal Counsel and Company Secretary, joined the Company in June 2000. Mr. Lau is qualified as a solicitor in Hong Kong. Prior to joining the Company, he has been acting as the legal advisor to another company listed on the Hong Kong Stock Exchange. Mr. Lau graduated from the University of Hong Kong with LL.B., and holds a Certificate in Civil and Commercial Law issued by the China University of Political Science and Law.

Report of Directors

The board of directors (the "Board") of the Company is pleased to present its report and the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2006.

Principal activities

The principal activity of the Company is investment holding.

The Group's major operating subsidiaries are in the business of providing telecommunication services. The Group's ZONE telecommunication business currently has operations in the United States, Hong Kong and Singapore. The Group's turnover during the financial year consisted primarily of revenue generated from these operations.

ZONE's web-enabled technology provides customers with access to a choice of different categories of telecom services and providers while empowering them with the tools to manage their telecommunication needs.

In the United States, ZONE Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, is a United States Federal Communications Commission licensed telecommunications carrier. ZONE US operates in the consumer and commercial sectors as well as serving a number of independent local exchange carriers (ILECs) throughout the United States. ZONE US has developed a web-based interface *(www.zonetelecom.com)* which supports management and service capabilities for its customers and its strategic distribution partners. ZONE US provides switched long distance voice services, IP-transport services, dedicated local and long-distance voice services, managed enhanced toll-free services, and enhanced voice and web conferencing services. In addition, ZONE US provides a number of data services including frame relay, international private lines, direct internet access and other IP-centric offerings.

In Hong Kong, ZONE Limited ("ZONE Hong Kong"), a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Telecommunications Authority of Hong Kong. By using a web-enabled platform (*www.zone1511.com*), ZONE Hong Kong allows customers to choose from a range of value-added services including short messaging services, international call forwarding, virtual global calling cards and fax management services to complement its basic IDD services. ZONE Hong Kong continuously enhances its value-added services including offering conferencing, fax-to-e-mail and call back services to meet with the business needs of its corporate customers. Taking advantage of the latest IP-based technologies, ZONE Hong Kong is now able to offer Voice-over-Internet Protocol ("VoIP") services with or without local telephone numbers, particularly targeting Hong Kong corporate customers with overseas presences.

In Singapore, ZONE Telecom Pte Ltd ("ZONE Singapore"), a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Infocomm Development Authority of Singapore. Besides offering basic IDD services, ZONE Singapore (*www.zone1511.com.sg*) also offers a host of value-added services that help customers' businesses improve operation efficiencies.

In addition, ZONE Singapore has also launched various service offerings like GlobalDial and IP-based services to explore other market potentials and to better service its existing user base. It has also teamed up with partners to tap into the local payphone IDD market.

In December, the Group launched "ZoiPPE" *(www.zoippe.com)*, its latest global VoIP service, at the ITU Telecom World 2006. By installing a piece of software on their computers or mobile devices, ZoiPPE users can stay connected with their friends and family via PC-to-PC, PC-to-Phone, Phone-to-Phone, Short Message Service (SMS), Instant Messaging (IM) and email. Since its launch, ZoiPPE has endeavoured to enhance brand recognition and grow its user base by way of viral marketing as well as other co-branding / white-labelling partnerships and programmes.

A description of the principal activities of other principal subsidiaries is set out in note 11 to the financial statements.

Segmental information

Analyses of the Group's turnover and contribution to operating results by geographical and business segments of operations for the year ended 31 December 2006 are set out in note 24 to the financial statements.

Results and dividends

The results of the Group for the year ended 31 December 2006 are set out in the consolidated income statement on page 23.

The Board of the Company did not recommend the payment of a dividend for the year ended 31 December 2006 (2005: Nil).

Group financial summary

A summary of results, assets and liabilities of the Group for the last five financial years is set out on page 56.

Major customers and suppliers

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 15.8% of total turnover for the year, and sales to the largest customer included therein amounted to approximately 5.3%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 45.5% of total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 21.8%.

At no time during the year have the directors of the Company, their associates or those shareholders which, to the knowledge of the directors of the Company, owned more than 5% of the Company's share capital, had any interest in any of the five largest customers and suppliers.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 9 to the financial statements.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 19 to the financial statements.

Board of directors

The directors of the Company during the year and up to the date of this report were:

Executive Directors:

Richard John Siemens *(Chairman)*
Kuldeep Saran *(Deputy Chairman)*
Lim Shyang Guey

Non-executive Director:

William Bruce Hicks

Independent Non-executive Directors:

Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Biographical details of directors of the Company are set out on page 8 under the section titled "Board of Directors and Senior Management".

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the

"Listing Rules") and the Company considers such directors to be independent.

In accordance with bye-laws 86 and 87 of the Company's Bye-laws, Mr. William Bruce Hicks, Mr. Shane Frederick Weir and Mr. John William Crawford J.P. shall retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

Directors' interests in securities

As at 31 December 2006, the directors and the chief executive of the Company and their respective associates had the following interests and short positions (if any) in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to section 352 of the SFO to be recorded in the register maintained by the Company, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules:

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	107,000,200 *(Note 1)*	22.7%
Kuldeep Saran	Personal	341,200	0.1%
	Held by a controlled corporation	71,860,147 *(Note 2)*	15.3%
William Bruce Hicks	Personal	3,949,914	0.8%
	Held by a controlled corporation	67,962,428 *(Note 3)*	14.4%
Lim Shyang Guey	Personal	1,120,000	0.2%
Shane Frederick Weir	Personal	10,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. 7,000,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies being controlled by Mr. Richard John Siemens.
2. 71,860,147 Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.
3. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by directors as at 31 December 2006.

Save as disclosed above, as at 31 December 2006, none of the directors, the chief executive of the Company or their respective associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which are deemed or taken to have been under such provisions of the SFO), or which are required pursuant to section 352 of the SFO to be recorded in the register referred to therein, or which are required pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option schemes", at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the year.

Directors' service contracts

The service contracts with all non-executive directors, including the independent non-executive directors, will expire on 31 December 2008 or, in the case of Mr. Gerald Clive Dobby, on 31 December 2009 and thereafter will be renewable for fixed terms of three years provided that either party may terminate the appointment by giving to the other party not less than one month's notice in writing.

As at 31 December 2006, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Directors' interests in contracts of significance

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial shareholders

As at 31 December 2006, according to the register kept by the Company pursuant to section 336 of the SFO and so far as is known to the directors or the chief executive of the Company, the following persons (other than the directors or the chief executive of the Company) had interests and short positions (if any) in the shares and underlying shares of the Company which are required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of the Company:

Report of Directors (continued)

Name of shareholder	Number of Shares held	Approximate percentage of shareholding
Goldstone Trading Limited	100,000,200*	21.2%
Future (Holdings) Limited	71,860,147*	15.3%
Great Wall Holdings Limited	67,962,428*	14.4%

* *The interests herein disclosed represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited), Mr. Kuldeep Saran (being held through Future (Holdings) Limited) and Mr. William Bruce Hicks (being held through Great Wall Holdings Limited) as disclosed in the notes to the description under the heading of "Directors' interests in securities" above.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 31 December 2006, according to the register kept by the Company pursuant to section 336 of the SFO and so far as is known to the directors and the chief executive of the Company, no other person (not being a director or the chief executive of the Company) had any interests or short positions in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, nor were there any persons, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of the Company.

Share capital

Details of movements in the Company's share capital during the year are set out in note 17 to the financial statements.

Share option schemes

Details of the share option schemes of the Company and rules and procedures for share option schemes of subsidiaries of the Company are set out in note 18 to the financial statements.

Particulars of principal subsidiaries

Particulars regarding the principal subsidiaries of the Company are set out in note 11 to the financial statements.

Liquidity

As at 31 December 2006, the Group managed to maintain stable liquidity with cash and cash equivalents of approximately HK$101,909,000 (2005: HK$61,218,000).

Bank borrowings

Details of bank borrowings as at 31 December 2006 are set out in note 15 to the financial statements.

Retirement benefit schemes

Details of the retirement benefit schemes operated by the Group are set out in note 1 to the financial statements.

Remuneration policies and employee relations

As at 31 December 2006, the Group had 145 employees (2005: 136 employees) in Hong Kong and overseas. The Group's total staff costs amounted to HK$71.3 million (2005: HK$64.9 million). Pursuant to

the share option schemes adopted by the Company, share options may be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether, 147,500 share options remained outstanding as at 31 December 2006. The Group maintains good relationships with its employees and none of the Group's employees is represented by a labour union.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Pre-emptive rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda although there are no restrictions against such rights under the laws in Bermuda.

Public float

Based on information that is publicly available to the Company and to the best knowledge and belief of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued share capital as required under the Listing Rules.

Auditors

The financial statements of the Company for the year ended 31 December 2006 have been audited by Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*.

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Moores Rowland Mazars as auditors of the Company.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

23 March 2007

Corporate Governance Report

Introduction

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligation, to act in the best interests of the shareholders and to enhance long-term shareholders value.

The board of directors (the "Board") of the Company has adopted the principles as set out in the Code of Best Practice under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which was in force prior to 1 January 2005 and, where applicable, has established various self-regulatory and monitoring mechanisms.

The Board has also established written policies that provide a framework and guidelines for its members so that they are able to discharge their respective duties in an efficient and consistent manner, whereby corporate governance practices of the Company are strengthened, the corporate image is improved and the confidence of shareholders, regulators and the public can be assured.

In November 2004, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") issued the Code on Corporate Governance Practices (the "Corporate Governance Code") which came into effect for accounting periods commencing after 1 January 2005. The Stock Exchange thereafter made further amendments to the Listing Rules relating to corporate governance practices. The Board has amended the written policies of the Company and taken other necessary steps to align with all code provisions and certain recommended best practices in the Corporate Governance Code. The Board reviews these written policies regularly and is committed to continuously improving the practices and ensuring an ethical corporate culture is maintained.

Board of directors

The Board is collectively responsible for all business and affairs of the Company. Pursuant to the Company's Bye-laws, the Board has delegated the day-to-day management of the Company's business to the executive directors and focuses its attention on overall strategic matters related to policies, finance and shareholding issues, while matters such as determining mechanisms for setting the Group's remuneration structure and policies and approving the annual remuneration and incentive plans of the Group are delegated to the Remuneration Committee.

As at 31 December 2006, the Board was comprised of three Executive Directors, namely, Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey, a Non-executive Director, Mr. William Bruce Hicks, and three Independent Non-executive Directors, namely, Mr. Shane Frederick Weir, Mr. John William Crawford J.P. and Mr. Gerald Clive Dobby.

The roles of chairman and chief executive officer are, respectively, performed by the Chairman, Mr. Richard John Siemens and the Deputy Chairman and Managing Director, Mr. Kuldeep Saran. The roles of the Chairman and Managing Director are segregated and assumed by these two separate individuals so that the responsibilities are not concentrated with any one person. The Chairman is responsible for providing leadership to and effective running of the Board, while the Managing Director is delegated with the authority and responsibility for overseeing the realisation of the budgets and objectives set by the Board. The division of responsibilities between the Chairman and the Managing Director have been clearly established and recorded in writing.

The Board meets regularly and on those occasions when a Board decision is required for major issues. Members of the Board are provided with adequate and timely information prior to Board meetings to ensure that the directors can make informed decisions when fulfilling their responsibilities. During the year under review, the Board held four meetings and the attendance record is set out below:

Name of Directors	Attendance / Number of Board Meetings in 2006	Attendance Rate
Richard John Siemens *(Chairman)*	4 / 4	100%
Kuldeep Saran *(Deputy Chairman)*	4 / 4	100%
Lim Shyang Guey	4 / 4	100%
William Bruce Hicks	2 / 4	50%
Shane Frederick Weir	4 / 4	100%
John William Crawford J.P.	4 / 4	100%
Gerald Clive Dobby	4 / 4	100%

On those occasions where it was not practical to convene physical meetings, in lieu thereof, written resolutions of the Board together with full copies of related documents were circulated to all directors for consideration and approval. All such written resolutions were approved by all directors unanimously.

Minutes of meetings and written resolutions of the Board as well as its committees are kept by the Company Secretary, which minutes and written resolutions are available for inspection at any reasonable time by a director.

Appointment and re-election

All non-executive directors are appointed for specific terms and upon expiry thereof, the terms are renewable for fixed terms of three years provided that either party may terminate such appointment by giving to the other party not less than one month's notice in writing. All directors, including the executive and non-executive directors, retire from office by rotation and are eligible for re-election at annual general meetings.

In accordance with the Company's Bye-laws, not less than one-third of the directors for the time being will retire from office by rotation at each annual general meeting, provided that every director shall be subject to retirement by rotation at least once every three years. Any director appointed to fill a casual vacancy on the Board or as an addition to the existing Board shall hold office only until the following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

Board committees

The Board has delegated certain powers, authorities and discretion to a number of Board committees consisting of such directors as it deems appropriate. Such committees act in conformity with the guidelines and regulations (where applicable) as provided in the code provisions in the Corporate Governance Code and the written policies as promulgated by the Board, and in fulfilment of the purposes for which the committees were appointed.

Executive Management Committee

The Executive Management Committee is comprised of the three executive directors. The committee is principally responsible for directing, planning and managing the Group's businesses and operations, formulating strategies and policies for the consideration of the Board and implementing the same to best achieve the Group's overall business objectives in an effective and efficient manner.

The committee meets regularly every month to review the Group's business performance with the senior management of each operation within the Group. Ad hoc meetings are also held on an as-needed basis and the committee is also engaged in frequent informal discussions. In 2006, twelve meetings were held and the attendance record is set out below.

Name of Directors	Attendance / Number of Executive Management Committee Meetings in 2006	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	11 / 12	92%
Kuldeep Saran	12 / 12	100%
Lim Shyang Guey	12 / 12	100%

Audit Committee

The Audit Committee was established on 29 September 1999 by the Board and comprises three Board members, all of whom are independent non-executive directors. A set of written terms of reference, which describes the authority and duties of the committee and is based on the recommendations as set out in "A Guide For Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants, was adopted by the Board in the past and subsequently revised in accordance with the Corporate Governance Code and incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company are under regular review by the Board to ensure alignment with the Corporate Governance Code and market practices.

The committee's principal role is to review the quality and fairness of the financial reports of the Company and consider the nature and scope of internal and external audit reviews. It also assesses the effectiveness of the accounting, financial and internal control systems of the Group.

The committee is granted the authority to conduct or authorise investigations into any activities within its terms of reference.

In 2006, two meetings were held to review and make recommendation to the Board on the consolidated financial statements of the Group for the interim and annual results, and, in particular, assess any changes in accounting policies and practices, major judgmental areas and compliance with applicable legal and accounting requirements and standards, and other matters like appointment and change of auditors and review and assessment of internal control systems. In particular, the Audit Committee also reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the audited consolidated financial statements of the Group for the year ended 31 December 2006.

The attendance rate at the meetings in 2006 was 100% as set out below. As deemed necessary by the committee, the external auditors and executive officers of the Company attended the meetings to answer any questions raised. Full minutes of the meetings were recorded and submitted to the Board for its information and review. In addition, several ad hoc meetings were held during the year with the management of the Company to discuss accounting, reporting and other issues.

Name of Directors	Attendance / Number of Audit Committee Meetings in 2006	Attendance Rate
John William Crawford J.P. *(Chairman of the Committee)*	2 / 2	100%
Shane Frederick Weir	2 / 2	100%
Gerald Clive Dobby	2 / 2	100%

The Company's external auditors carried out, in the course of the statutory audit process, a review of the effectiveness of the Company's material financial internal controls to the extent of the scope as laid out in their audit plan. Any non-compliance matters and internal control weaknesses noted during their audit and the auditors' recommendations thereon were reported to and dealt with by the committee.

Remuneration Committee

The Remuneration Committee was established on 18 December 2001. During the year, it was comprised of the Chairman, Mr. Richard John Siemens, and Mr. Shane Frederick Weir and Mr. John William Crawford J.P., both independent non-executive directors. Messrs. Kuldeep Saran and Lim Shyang Guey, both executive directors were alternate members to Mr. Richard John Siemens. A set of written terms of reference, which describes the authority and duties of the committee, was adopted by the Board in accordance with the Corporate Governance Code and incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company are under regular review by the Board to ensure alignment with the Corporate Governance Code and market practices.

The committee is responsible for determining mechanisms for setting the Group's remuneration structure and policies with reference to fair and objective standards, approving the annual remuneration and incentive plans of the Group, and, in particular, determining the remuneration packages of executive directors and senior management, reviewing and approving performance-based remuneration programmes with reference to corporate goals and objectives and dealing with such other matters relating to remuneration issues as directed by the Board. During the year under review, one meeting was held and the attendance record is set out below.

Name of Directors	Attendance / Number of Remuneration Committee Meetings in 2006	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	1 / 1	100%
Shane Frederick Weir	1 / 1	100%
John William Crawford J.P.	1 / 1	100%

Internal control

The Board has overall responsibilities for maintaining the Group's systems of internal control and reviewing their effectiveness. The internal control systems of the Group are designed to provide reasonable assurance against material misstatement or loss, to manage the risk of system failures, and to assist in the achievement of the Group's goals. The systems are also structured to safeguard the Group's assets, to ensure the maintenance of proper accounting records and compliance with applicable laws, rules and regulations.

A review of the Group's internal control systems is conducted annually by the Audit Committee in conjunction with work undertaken by the auditors of the Company. During the year under review, the Company also commenced an on-going process for identifying, evaluating and managing material risks faced by the Group and such process includes updating the systems of internal control as and when there are changes and developments in the business environment and / or regulatory frameworks. The Board considered that the Group's internal control systems are reasonably implemented. The Group will continue the risk identification and management process on an ongoing basis and will consider, if deemed necessary in future, to engage a professional consultancy firm or set up an internal audit department to assist in fulfilling the objectives of the process.

Directors and officers liability insurance

The Company has arranged for appropriate liability insurance to indemnify directors and officers of the Group for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

Model code for securities transactions by directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules, (the "Model Code") as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2006.

Auditors' remuneration

For the year ended 31 December 2006, the remuneration payable to the auditors of the Group amounted to approximately HK$1,995,000, of which HK$1,167,000 related to audit services, HK$730,000 to due diligence for an acquisition capitalised and HK$98,000 to taxation and other non-audit services.

Independent Auditors' Report

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

Chartered Accountants
Certified Public Accountants

To the members of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of e-Kong Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 23 to 55, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda (as amended), and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with the Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

Independent Auditors' Report (continued)

Moores Rowland Mazars

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2006 and of the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong, 23 March 2007

Consolidated Income Statement

For the year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Turnover	2	**702,810**	422,590
Cost of sales		**(509,718)**	(267,649)
Gross profit		**193,092**	154,941
Interest income		**2,326**	589
Other income		**397**	8,313
		195,815	163,843
Selling and distribution expenses		**(55,343)**	(42,212)
Business promotion and marketing expenses		**(4,635)**	(3,068)
Operating and administrative expenses		**(76,419)**	(66,760)
Other operating expenses		**(11,928)**	(13,237)
Profit from operations		**47,490**	38,566
Finance costs	3	**(2,859)**	(34)
Profit before taxation	3	**44,631**	38,532
Taxation (charges) / credit	5	**(3,999)**	8,544
Profit for the year attributable to equity holders of the Company	6 & 19	**40,632**	47,076
EBITDA	7	**57,205**	45,216
Earnings per share	8		
Basic		**HK$0.09**	HK$0.10
Diluted		**N / A**	N / A

Consolidated Balance Sheet

As at 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	9	**17,117**	12,144
Intangible assets	10	**51,659**	–
Deferred tax assets	23	**10,866**	10,881
		79,642	23,025
Current assets			
Trade and other receivables	12	**86,630**	67,140
Pledged deposits	13	**1,547**	2,476
Bank balances and cash		**100,362**	58,742
		188,539	128,358
Current liabilities			
Trade and other payables	14	**99,686**	59,502
Current portion of bank borrowings	15	**9,188**	–
Current portion of obligations under finance leases	16	**198**	191
Provision for taxation		**3,996**	–
		113,068	59,693
Net current assets		**75,471**	68,665
Total assets less current liabilities		**155,113**	91,690
Non-current liabilities			
Bank borrowings	15	**22,577**	–
Obligations under finance leases	16	**419**	618
NET ASSETS		**132,117**	91,072
Capital and reserves			
Share capital	17	**4,709**	4,709
Reserves	19	**127,408**	86,363
TOTAL EQUITY		**132,117**	91,072

Approved and authorised for issue by the Board of Directors on 23 March 2007

Richard John Siemens
Director

Kuldeep Saran
Director

Balance Sheet

As at 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	9	**5,387**	3,555
Interests in subsidiaries	11	**75,787**	65,373
		81,174	68,928
Current assets			
Trade and other receivables	12	**1,389**	2,079
Pledged deposits	13	**886**	1,369
Bank balances and cash		**30,227**	21,603
		32,502	25,051
Current liabilities			
Trade and other payables	14	**2,011**	2,669
Net current assets		**30,491**	22,382
NET ASSETS		**111,665**	91,310
Capital and reserves			
Share capital	17	**4,709**	4,709
Reserves	19	**106,956**	86,601
TOTAL EQUITY		**111,665**	91,310

Approved and authorised for issue by the Board of Directors on 23 March 2007

Richard John Siemens
Director

Kuldeep Saran
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006

	Share capital HK$'000	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated profits / (losses) HK$'000	Total equity HK$'000
As at 1 January 2005	4,709	23,461	(1,384)	6	607,462	(590,631)	43,623
Exchange differences on translation of foreign subsidiaries	–	–	373	–	–	–	373
Profit for the year	–	–	–	–	–	47,076	47,076
As at 31 December 2005	4,709	23,461	(1,011)	6	607,462	(543,555)	91,072
Exchange differences on translation of foreign subsidiaries	–	–	413	–	–	–	413
Profit for the year	–	–	–	–	–	40,632	40,632
Transfer between reserves	–	–	–	–	(523,973)	523,973	–
As at 31 December 2006	**4,709**	**23,461**	**(598)**	**6**	**83,489**	**21,050**	**132,117**

Consolidated Cash Flow Statement

For the year ended 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
OPERATING ACTIVITIES			
Cash generated from operations	20	75,932	20,026
Income taxes paid		(71)	–
Interest received		2,326	589
Interest paid		(2,832)	–
Interest on obligations under finance leases		(27)	(34)
Net cash generated from operating activities		75,328	20,581
INVESTING ACTIVITIES			
Payment for intangible assets		(56,070)	–
Purchase of property, plant and equipment		(10,212)	(9,045)
Proceeds from disposal of property, plant and equipment		72	32
Proceeds from disposal of available-for-sale investment		–	2,640
Net cash used in investing activities		(66,210)	(6,373)
FINANCING ACTIVITIES			
New bank loan raised		46,800	–
Repayment of bank loan		(15,035)	–
Repayment of obligations under finance leases		(192)	(184)
Net cash generated from / (used in) financing activities		31,573	(184)
Net increase in cash and cash equivalents		40,691	14,024
Cash and cash equivalents as at 1 January		61,218	47,194
Cash and cash equivalents as at 31 December		101,909	61,218
Analysis of the balances of cash and cash equivalents			
Pledged deposits		1,547	2,476
Bank balances and cash		100,362	58,742
		101,909	61,218

Notes to the Financial Statements

For the year ended 31 December 2006

CORPORATE INFORMATION

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's principal place of business is located at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong. The principal activity of the Company is investment holding. Details of the principal subsidiaries of the Company are disclosed in note 11 to the financial statements.

1. PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual HKFRS, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2005 financial statements. The adoption of the new / revised HKFRS that are relevant to the Group and effective from the current year has had no significant effects on the Group's results and financial position for the current and prior years. A summary of the principal accounting policies adopted by the Group is set out below.

The measurement basis used in the preparation of the financial statements is historical cost.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired and disposed of during the year are accounted for from the effective dates of acquisition or up to the effective dates of disposal, respectively.

All inter-company transactions and balances within the Group have been eliminated on consolidation.

Losses attributable to minority shareholders of partly owned subsidiaries are accounted for on the basis of the respective equity owned by the minority shareholders. The Group assumes any excess, and any further losses applicable to the minority shareholders, which exceed the minority interest in the equity of a subsidiary.

Subsidiaries

A subsidiary is an entity in which the Group or the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less accumulated impairment losses. The carrying amounts of the investments are reduced to their respective recoverable amounts on an individual investment basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Repairs and maintenance are charged to the income statement during the year in which they are incurred.

Depreciation is provided to write off the cost, net of accumulated impairment losses, of property, plant and equipment over their estimated useful lives as set out below from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold improvements	Over the remaining lease terms
Machinery and equipment	20% – 33%
Office equipment, furniture and fittings	20% – 33%
Motor vehicles	20%

Assets held under finance leases are depreciated over the shorter of their expected useful lives or the term of the leases.

Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately and with finite useful lives are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research and development costs

Research costs are expensed as incurred. Costs incurred on development activities, which involve the application of research findings to a plan or design for the production of new or substantially improved products and processes, are capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development. The capitalised expenditure includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as an expense in the period in which it is incurred. When the asset is available for use, the capitalised development costs are amortised and subject to impairment review on the same basis as intangible assets acquired separately.

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis. Financial assets and financial liabilities are measured as follows:

Loans and receivables

Loans and receivables including trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are not held for trading. They are measured at amortised cost using the effective interest method, except where receivables are interest-free loans and without any fixed repayment term or the effect of discounting would be insignificant. In such case, the receivables are stated at cost less impairment loss. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the year to maturity. Gains and losses arising from derecognition, impairment or through the amortisation process are recognised in the income statement.

Impairment of financial assets

At each balance sheet date, the Group assesses whether there is objective evidence that financial assets are impaired. The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets' carrying amount and the present value of estimated future cash flow discounted at the financial asset's original effective interest rate.

Notes to the Financial Statements (continued)

For the year ended 31 December 2006

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial liabilities

The Group's financial liabilities include trade and other payables, bank loans and other borrowings and obligations under finance leases. All financial liabilities are recognised initially at their fair value and subsequently measured at amortised cost, using effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

A financial asset is derecognised when the Group's contractual rights to future cash flows from the financial asset expires or when the Group transfers the contractual rights to future cash flows to a third party. A financial liability is derecognised when, and only when, the liability is extinguished.

Cash equivalents

For the purpose of the cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts.

Impairment of non-financial assets

At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives and investment in subsidiaries to determine whether there is any indication that such assets have suffered impairment losses or that impairment losses previously recognised no longer exist or may be reduced. If the recoverable amount of an asset is estimated to be less than its carrying amount, the latter is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunication services provided to customers is recognised when the services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the effective interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance leases obligation. Finance costs, which represent the difference between the total leasing commitments and the fair values of the assets acquired, are charged to the income statement over the terms of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the lease terms.

Lease incentives are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in Hong Kong dollars which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation, the balance sheets of entity denominated in currencies other than Hong Kong dollars, being the presentation currency, are translated at the approximate rates of exchange ruling at the balance sheet date while the income statements are translated at average rates for the year. All such exchange differences are recognised in a separate component of equity.

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting profit nor taxable profit or loss, it is not accounted for.

The deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the deductible temporary differences, tax losses and credits can be utilised.

Retirement benefit schemes

Since December 2000, the Group, other than overseas subsidiaries, has operated Mandatory Provident Fund ("MPF") Schemes to provide retirement benefits for its full time permanent employees in Hong Kong. The obligations for contributions to retirement benefit schemes are recognised as expenses in the income statement as incurred. The assets of the schemes are held separately from those of the Group with independent trustees.

Under the MPF Schemes, both the Group and each eligible employee are required to contribute 5% of the employee's basic monthly income, up to a maximum of HK$1,000 (the "mandatory contributions") and they may choose to make additional contributions ("voluntary contributions"). The Group makes the same additional contribution if the employee chooses to make a voluntary contribution of up to a maximum limit of HK$1,000.

Under the MPF Schemes, employees are entitled to the Group's mandatory contributions in accordance with the provisions in the Hong Kong Mandatory Provident Fund Schemes Ordinance, and are entitled to 100% of the Group's voluntary contributions after completion of the first year of service.

The overseas subsidiaries have also operated pension schemes or similar arrangements for their employees in accordance with the statutory requirements prescribed by the relevant authorities.

As at the balance sheet date, the Group had no significant forfeited voluntary contributions which arose as a result of employees leaving the MPF Schemes and which are available to reduce the contributions payable by the Group in future years.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Share based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date, taking into account the terms and conditions upon which the options were granted. Where employees have to meet vesting conditions before becoming unconditionally entitled to share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged / credited to the income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the equity. On the vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest with a corresponding adjustment to the equity.

Related parties

A party is related to the Group if (a) directly, or indirectly through one or more intermediaries, the party controls, is controlled by or is under common control with the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group; (b) the party is an associate of the Group; (c) the party is a joint venture in which the Group is an investor; (d) the party is a member of the key management personnel of the Group; (e) the party is a close member of the family of any individual referred to in (a) or (d); (f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or (g) the party is a post-employment benefit plan for the benefit of employees of the Group or of any entity that is a related party of the Group.

Critical accounting estimates and judgements

Allowance for bad and doubtful debts

The provisioning policy for bad and doubtful debts of the Group is based on the evaluation of collectability and ageing analysis of the trade receivables and on management judgments. A considerable amount of judgment is required in assessing the ultimate realisation of receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance will be required.

Recognition of deferred tax assets

Deferred tax assets are recognised principally for unused tax losses carried forward to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised, based on all available evidence. Recognition primarily involves judgment regarding the future performance of the particular legal subsidiary in which the deferred tax asset has been recognised. A variety of other factors are also evaluated in considering whether there is convincing evidence that it is probable that some portion or all of the deferred tax assets will ultimately be realised, such as the existence of taxable temporary differences, tax planning strategies and the periods in which estimated tax losses can be utilised. The carrying amount of deferred tax assets and related financial models and budgets are reviewed at each balance sheet date and, to the extent that there is sufficient evidence that taxable profits will be available within the utilisation periods to allow utilisation of the carry-forward tax losses, the asset balance will be increased and such increase will be recognised in the income statement.

Future changes in HKFRS

At the date of authorisation of these financial statements, the Group has not early adopted the new / revised standards and interpretations issued by HKICPA that are not yet effective for the current year. The Group anticipates that the adoption of these new / revised HKFRS in future periods will have no material impact on the results of the Group.

2. TURNOVER AND REVENUE

Turnover and revenue, recognised by category, are analysed as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Turnover		
Telecommunication services income	**696,494**	414,072
Other revenue	**6,316**	8,518
	702,810	422,590
Interest income	**2,326**	589
Revenue	**705,136**	423,179

3. PROFIT BEFORE TAXATION

This is stated after charging / (crediting):

	Group	
	2006	2005
	HK$'000	*HK$'000*
(a) **Finance costs**		
Interest on bank loan and other borrowing wholly repayable within five years	**2,832**	–
Finance charges on obligations under finance leases	**27**	34
	2,859	34
(b) **Staff costs**		
Employee salary and other benefits	**69,343**	62,995
Retirement benefit schemes contributions	**2,005**	1,860
	71,348	64,855
(c) **Other items**		
Auditors' remuneration	**1,897**	928
Less: non-audit services fee capitalised	**(730)**	–
	1,167	928
Amortisation of intangible assets included in other operating expenses	**4,411**	–
Cost of services provided	**509,718**	267,649
Depreciation of property, plant and equipment	**5,304**	4,756
Write-off and provision for doubtful debts	**1,685**	4,694
Gain on disposal of property, plant and equipment	**(8)**	(27)
Operating lease charges on premises	**5,475**	4,204
Exchange (gains) / losses, net	**(618)**	597
Gain on disposal of an available-for-sale investment included in other income	**–**	(5,200)
Impairment loss on an available-for-sale investment	**–**	1,894

Notes to the Financial Statements (continued)

For the year ended 31 December 2006

4. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

The aggregate amounts of remuneration received and receivable by the Company's directors are as follows:

	2006			
	Directors' fees *HK$'000*	Salaries, gratuities and other emoluments *HK$'000*	Retirement benefit scheme contributions *HK$'000*	Total *HK$'000*
Executive directors				
Richard John Siemens	–	1,500	24	1,524
Kuldeep Saran	–	1,826	24	1,850
Lim Shyang Guey	–	1,950	24	1,974
Non-executive director				
William Bruce Hicks	–	–	–	–
Independent non-executive directors				
Shane Frederick Weir	100	–	–	100
John William Crawford J.P.	200	–	–	200
Gerald Clive Dobby	100	–	–	100
	400	**5,276**	**72**	**5,748**

	2005			
	Directors' fees *HK$'000*	Salaries, gratuities and other emoluments *HK$'000*	Retirement benefit scheme contributions *HK$'000*	Total *HK$'000*
Executive directors				
Richard John Siemens	–	1,500	24	1,524
Kuldeep Saran	–	1,500	24	1,524
Lim Shyang Guey	–	1,794	24	1,818
Non-executive director				
William Bruce Hicks	–	–	–	–
Independent non-executive directors				
Shane Frederick Weir	100	–	–	100
Matthew Brian Rosenberg	100	–	–	100
John William Crawford J.P.	100	–	–	100
Gerald Clive Dobby	4	–	–	4
	304	4,794	72	5,170

4. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION *(continued)*

Individuals with highest emoluments

Of the five *(2005: six)* individuals with the highest emoluments, two (*2005: three*) are directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three (*2005: three*) individuals are as follows:

	2006	2005
	HK$'000	*HK$'000*
Salaries, gratuities and other emoluments	**5,116**	5,164
Retirement benefit scheme contributions	**122**	79
	5,238	5,243

The emoluments of the three (*2005: three*) individuals with the highest emoluments are all within the band of HK$1,500,001 to HK$2,000,000.

The executive directors of the Company, together with the above-mentioned three (*2005: three*) highest paid individuals, are regarded as the key management personnel of the Group for disclosure purpose.

5. TAXATION (CHARGES) / CREDIT

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the year is wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income taxes of certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

	Group	
	2006	2005
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(3,964)**	–
Deferred tax		
Depreciation allowances	**(9)**	(69)
Tax losses	**(26)**	8,613
	(35)	8,544
	(3,999)	8,544

Further details of the Group's deferred taxation status are set out in note 23.

5. TAXATION (CHARGES) / CREDIT *(continued)*

Reconciliation of effective tax rate

	Group	
	2006	2005
	%	%
Applicable tax rate	**27**	18
Non-deductible expenses	**3**	16
Tax exempt revenue	**(4)**	(17)
Unrecognised tax losses arising in current year	**5**	3
Utilisation of previously unrecognised tax losses	**(17)**	(6)
Recognition of previously unrecognised tax losses	**(2)**	(11)
Recognition of previously unrecognised deferred tax assets	**(4)**	(25)
Others	**1**	–
Effective tax rate for the year	**9**	(22)

The applicable tax rate is the average of the tax rates prevailing in the territories in which the Group operates.

6. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company includes a profit of HK$20,355,000 (*2005: HK$17,667,000*) which has been dealt with in the financial statements of the Company.

7. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation and impairments.

8. EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2006 is based on the consolidated profit attributable to equity holders of the Company of HK$40,632,000 (*2005: HK$47,076,000*) and on the 470,894,200 (*2005: 470,894,200*) shares in issue during the year.

The diluted earnings per share for the years ended 31 December 2006 and 2005 are not presented as the exercise prices of the share options are higher than the average market price of the shares.

9. PROPERTY, PLANT AND EQUIPMENT

	Group				
	Leasehold improvements HK$'000	Machinery and equipment HK$'000	Office equipment, furniture and fittings HK$'000	Motor vehicles HK$'000	Total HK$'000
Reconciliation of carrying amount					
As at 1 January 2005	–	3,011	4,905	–	7,916
Exchange adjustments	–	(1)	(55)	–	(56)
Additions	2,091	3,856	3,098	–	9,045
Disposals	(752)	(165,764)	(3,228)	–	(169,744)
Write-back of accumulated depreciation on disposals	752	165,764	3,223	–	169,739
Depreciation	(75)	(2,179)	(2,502)	–	(4,756)
As at 31 December 2005	2,016	4,687	5,441	–	12,144
Reconciliation of carrying amount					
As at 1 January 2006	2,016	4,687	5,441	–	12,144
Exchange adjustments	–	(1)	130	–	129
Additions	–	5,086	2,326	2,800	10,212
Disposals	–	–	(124)	–	(124)
Write-back of accumulated depreciation on disposals	–	–	60	–	60
Depreciation	(685)	(2,100)	(1,959)	(560)	(5,304)
As at 31 December 2006	**1,331**	**7,672**	**5,874**	**2,240**	**17,117**
Representing:					
Cost	2,091	44,730	21,301	–	68,122
Accumulated depreciation	(75)	(40,043)	(15,860)	–	(55,978)
As at 1 January 2006	2,016	4,687	5,441	–	12,144
Cost	2,091	50,277	24,257	2,800	79,425
Accumulated depreciation	(760)	(42,605)	(18,383)	(560)	(62,308)
As at 31 December 2006	**1,331**	**7,672**	**5,874**	**2,240**	**17,117**

The carrying amount of the Group's property, plant and equipment as at 31 December 2006 includes an amount of HK$596,000 (*2005: HK$794,000*) in respect of assets held under finance leases.

9. PROPERTY, PLANT AND EQUIPMENT *(continued)*

	Company			
	Leasehold improvements	**Office equipment, furniture and fittings**	**Motor vehicles**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Reconciliation of carrying amount				
As at 1 January 2005	–	153	–	153
Additions	1,631	1,866	–	3,497
Disposals	–	(1,282)	–	(1,282)
Write-back of accumulated depreciation on disposals	–	1,279	–	1,279
Depreciation	–	(92)	–	(92)
As at 31 December 2005	1,631	1,924	–	3,555
Reconciliation of carrying amount				
As at 1 January 2006	1,631	1,924	–	3,555
Additions	–	393	2,800	3,193
Disposals	–	(33)	–	(33)
Write-back of accumulated depreciation on disposals	–	33	–	33
Depreciation	(593)	(208)	(560)	(1,361)
As at 31 December 2006	**1,038**	**2,109**	**2,240**	**5,387**
Representing:				
Cost	1,631	2,347	–	3,978
Accumulated depreciation	–	(423)	–	(423)
As at 1 January 2006	1,631	1,924	–	3,555
Cost	1,631	2,707	2,800	7,138
Accumulated depreciation	(593)	(598)	(560)	(1,751)
As at 31 December 2006	**1,038**	**2,109**	**2,240**	**5,387**

10. INTANGIBLE ASSETS

	Group		
	Development costs	Customer contracts	Total
	HK$'000	*HK$'000*	*HK$'000*
Reconciliation of carrying amount			
Additions	3,137	52,933	56,070
Amortisation	–	(4,411)	(4,411)
As at 31 December 2006	**3,137**	**48,522**	**51,659**
Representing:			
Costs	3,137	52,933	56,070
Accumulated amortisation	–	(4,411)	(4,411)
As at 31 December 2006	**3,137**	**48,522**	**51,659**

Development costs represent costs incurred in 2006 for the development of IP-based communication products and services, which services were launched in December 2006. Amortisation of the development costs will commence in 2007.

Customer contracts represent intangible assets purchased pursuant to an asset purchase agreement with a third party to acquire certain telecommunication service assets in connection with the provision of long distance telecommunication services in the United States. The costs are capitalised and amortised under the straight-line method over 5 years.

11. INTERESTS IN SUBSIDIARIES

	Company	
	2006	2005
	HK$'000	*HK$'000*
Unlisted shares, at cost	**–**	–
Due from subsidiaries	**683,683**	700,720
Less: Provisions	**(607,896)**	(635,347)
	75,787	65,373

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment, except for an amount of HK$57,948,000 (*2005: HK$57,948,000*) which bears interest at 5.5% per annum, is unsecured and repayable on 23 April 2008. The carrying values of the amounts due approximate to their fair values.

Notes to the Financial Statements (continued)

For the year ended 31 December 2006

11. INTERESTS IN SUBSIDIARIES *(continued)*

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation / operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
ZONE USA, Inc.	United States of America	US$10	–	100%	Investment holding
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE Telecom, Inc.	United States of America	US$10	–	100%	Provision of telecommunication services
ZONE Resources Limited	British Virgin Islands	US$1	–	100%	Provision of IP-based communication services
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Channel Services Limited	Hong Kong	HK$2	–	100%	Provision of marketing and promotion services
speedinsure.com Limited	Hong Kong	HK$10,000	–	70.3%	Provision of sales and fulfillment solutions
speedinsure Global Limited	British Virgin Islands	US$10,102	–	70.3%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	100%	–	Investment holding
e-Kong Pillars Limited	British Virgin Islands	US$1	–	100%	Investment holding
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70.3%	Insurance brokerage
China Portal Limited	British Virgin Islands	US$1	–	100%	Provision of consultancy services

The above summary includes those subsidiaries which, in the opinion of the Company's directors, principally affected the results or form a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in excessive length.

12. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables	**76,119**	54,364	**–**	–
Other receivables				
Deposits, prepayments and other debtors	**10,511**	12,776	**1,389**	2,079
	86,630	67,140	**1,389**	2,079

The Group's credit terms on sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Current	**68,042**	46,109
1 to 3 months	**7,858**	8,020
More than 3 months but less than 12 months	**219**	235
	76,119	54,364

The Group's credit policy is set out in note 21.

13. PLEDGED DEPOSITS

At the balance sheet date, the Group and the Company pledged deposits amounting to HK$1,547,000 (*2005: HK$2,476,000*) and HK$886,000 (*2005: HK$1,369,000*), respectively, to banks for guarantees made by them to certain telecommunication carriers for due payments by the Group.

14. TRADE AND OTHER PAYABLES

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade payables	**44,924**	25,930	**–**	–
Other payables				
Accrued charges and other creditors	**54,762**	33,572	**1,232**	1,885
Due to subsidiaries	**–**	–	**779**	784
	99,686	59,502	**2,011**	2,669

The amounts due to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

14. TRADE AND OTHER PAYABLES *(continued)*

Included in trade and other payables are trade creditors with the following ageing analysis:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Current	**26,733**	16,756
1 to 3 months	**17,992**	9,011
More than 3 months but less than 12 months	**199**	163
	44,924	25,930

15. BANK BORROWINGS

	Group	
	2006	2005
	HK$'000	*HK$'000*
The bank loan is repayable as follows:		
Within one year	**9,188**	–
After one year but within two years	**9,860**	–
After two years but within five years	**12,717**	–
	31,765	–

	Group	
	2006	2005
	HK$'000	*HK$'000*
Reported as:		
Current liabilities	**9,188**	–
Non-current liabilities	**22,577**	–
	31,765	–

The loan requires monthly principal and interest payments of US$118,575. It also requires a quarterly payment equal to 10% of EBITDA for the previous quarter. The loan bears interest at 7% per annum and is secured by all assets of its two subsidiaries in the U.S.A., with an aggregate carrying value of HK$172,502,000 (consisting of intangible assets of HK$48,522,000, property, plant and equipment of HK$9,588,000, trade and other receivables of HK$69,706,000 and bank balances and cash of HK$44,686,000).

16. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Finance lease due:				
Within one year	**218**	218	**198**	191
After one year but within two years	**218**	218	**198**	198
After two years but within five years	**217**	436	**221**	420
	653	872	**617**	809
Future finance charges	**(36)**	(63)	**–**	–
Present value of lease obligations	**617**	809	**617**	809

	Group	
	2006	2005
	HK$'000	*HK$'000*
Reported as:		
Current liabilities	**198**	191
Non-current liabilities	**419**	618
	617	809

The finance leases payments are repayable in 60 instalments, mature in December 2009 and bear interest at 3.7% per annum. The carrying value of the finance leases approximate their fair values.

17. SHARE CAPITAL

	2006		2005	
	Number of shares	**Amount** *HK$'000*	Number of shares	Amount *HK$'000*
Authorised				
Ordinary shares				
As at 1 January and 31 December, at HK$0.01 each	**12,000,000,000**	**120,000**	12,000,000,000	120,000
Issued and fully paid				
Ordinary shares				
As at 1 January and 31 December, at HK$0.01 each	**470,894,200**	**4,709**	470,894,200	4,709

18. SHARE OPTIONS

(a) The Company

Pursuant to an employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated in a special general meeting held on 28 June 2002 but the share options granted that were not yet exercised thereunder remain effective and are bound by the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme"). Under the New Share Option Scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the New Share Option Scheme since adoption.

(b) Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

18. SHARE OPTIONS *(continued)*

Summary of principal terms

A summary of the principal terms of the New Share Option Scheme and Subsidiary Scheme Rules and Procedures is as follows:

(i) Purpose

The schemes are designed to enable the board to grant share options to eligible participants as (i) incentives and / or rewards in recognition or acknowledgement of the contributions that eligible participants have made and will make to the Group and (ii) motivation to worthy employees for high levels of performance in order to enhance long-term shareholders value.

(ii) Maximum number of shares

The total number of shares in respect of which share options may be granted (together with share options exercised and then outstanding) under the scheme and to be granted under any other share option schemes of the Company or the relevant subsidiary, shall not in aggregate exceed 10% of the shares in issue as at the date of approval of the scheme unless shareholder approval has been obtained. As at 23 March 2007, 13,674,261 shares of the Company, representing about 2.6% of its issued share capital, are available for issue under the New Share Option Scheme.

The maximum number of shares issued and which may fall to be issued upon the exercise of the share options granted under the scheme and any other share option schemes (including both exercised and outstanding share options) to each eligible participant shall not exceed 1% of the shares in issue for the time being in any 12 month period up to and including the date of grant.

(iii) Exercise period and payment on acceptance of share options

A share option may be exercised in accordance with the terms of the scheme at any time during a period to be determined and notified by the directors to each grantee, subject to a maximum period of 10 years from the date of grant.

A share option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of a share option duly signed by the grantee (for the New Share Option Scheme) or the acceptance of the offer of the grant of a share option duly acknowledged by the grantee in such form as the board may from time to time determine (for the Subsidiary Scheme Rules and Procedures) together with a remittance in favour of the Company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Company on a business day not later than 28 days from the offer date.

18. SHARE OPTIONS *(continued)*

Summary of principal terms *(continued)*

(iv) Basis of determining the subscription price

New Share Option Scheme

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheets on the date of grant; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the date of grant; and (iii) the nominal value of a share.

Subsidiary Scheme Rules and Procedures

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall not be less than the par value of a share provided that if the share option is intended to qualify as an incentive stock option under the tax laws of the United States, the subscription price thereof shall not be less than the fair market value of a share as detailed therein.

(v) Remaining life of the scheme

The scheme is valid and effective, at the discretion of the board of directors, subject to a maximum period of 10 years from the date of adoption of the scheme.

During the year, no share options were held by the directors, the chief executive or substantial shareholders of the Company, suppliers of goods or services or other participants, other than eligible employees under the Old Share Option Scheme.

Details of the share options granted and remaining outstanding at the balance sheet date were as follows:

			Number of share options				
Date of grant	**Exercisable period**	**Exercise price** *HK$*	**As at 1 January 2005**	**Lapsed during 2005**	**As at 31 December 2005**	**Lapsed during 2006**	**As at 31 December 2006**
25.10.1999	25.10.2000 – 24.10.2009	1.40	15,000	–	15,000	–	15,000
16.11.1999	16.11.2000 – 24.10.2009	1.60	7,500	–	7,500	–	7,500
23.12.1999	23.12.2000 – 24.10.2009	2.00	370,000	(335,000)	35,000	–	35,000
28.04.2000	28.04.2001 – 24.10.2009	3.30	147,500	(107,500)	40,000	–	40,000
09.08.2000	09.08.2001 – 24.10.2009	2.30	30,000	–	30,000	–	30,000
25.10.2000	25.10.2001 – 24.10.2009	1.20	20,000	–	20,000	–	20,000
Total			590,000	(442,500)	147,500	–	147,500

The options outstanding as at 31 December 2006 had an exercise price of between HK$1.20 and HK$3.30 (*2005: between HK$1.20 and HK$3.30*) and a weighted average remaining contractual life of 2.83 years (*2005: 3.83 years*).

19. RESERVES

	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated profits / (losses) HK$'000	Total HK$'000
Group						
As at 1 January 2005	23,461	(1,384)	6	607,462	(590,631)	38,914
Exchange differences on translation of foreign subsidiaries	–	373	–	–	–	373
Profit for the year	–	–	–	–	47,076	47,076
As at 31 December 2005	23,461	(1,011)	6	607,462	(543,555)	86,363
Exchange differences on translation of foreign subsidiaries	–	413	–	–	–	413
Profit for the year	–	–	–	–	40,632	40,632
Transfer between reserves	–	–	–	(523,973)	523,973	–
As at 31 December 2006	**23,461**	**(598)**	**6**	**83,489**	**21,050**	**127,408**
Company						
As at 1 January 2005	23,461	–	6	607,462	(561,995)	68,934
Profit for the year	–	–	–	–	17,667	17,667
As at 31 December 2005	23,461	–	6	607,462	(544,328)	86,601
Profit for the year	–	–	–	–	20,355	20,355
Transfer between reserves	–	–	–	(523,973)	523,973	–
As at 31 December 2006	**23,461**	**–**	**6**	**83,489**	**–**	**106,956**

Contributed surplus as at 31 December 2005 represents the amounts transferred from the share premium account as a result of the capital reorganisation undertaken by the Company in November 2002. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Pursuant to a board resolution on 21 December 2006, the contributed surplus amounting to HK$523,973,000 was approved for application towards set-off against accumulated losses of the Company.

19. RESERVES *(continued)*

Subject to the conditions mentioned in the foregoing paragraph, the Company had the following reserves available for distribution to shareholders at the balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
Contributed surplus	**83,489**	607,462
Accumulated losses	**–**	(544,328)
	83,489	63,134

20. CASH GENERATED FROM OPERATIONS

	Group	
	2006	2005
	HK$'000	*HK$'000*
Profit before taxation	**44,631**	38,532
Interest income	**(2,326)**	(589)
Interest expenses	**2,832**	–
Interest on obligations under finance leases	**27**	34
Depreciation	**5,304**	4,756
Amortisation of intangible assets	**4,411**	–
Gain on disposal of property, plant and equipment	**(8)**	(27)
Gain on disposal of an available-for-sale investment	**–**	(5,200)
Impairment loss on an available-for-sale investment	**–**	1,894
Write-off and provision for doubtful debts	**1,685**	4,694
Foreign exchange effects	**367**	461
Changes in working capital:		
Trade and other receivables	**(21,175)**	(23,705)
Trade and other payables	**40,184**	(824)
Cash generated from operations	**75,932**	20,026

21. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprised bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise or maintain financial resources for the Group's operations. The Group has various other financial instruments such as trade receivables and trade payables which arise directly from its business activities.

Exposure to currencies, credit and liquidity risks arise in the normal course of the Group's business. Management of the Group monitors and manages these exposures to ensure appropriate measures are implemented on a timely and effective manner. The key policies on monitoring and controlling these risks are set out below.

21. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Currency risk

The transactions of several subsidiaries are denominated in foreign currencies, which expose the Group to foreign currency risk. However, most of the Group's assets and liabilities, revenues and payments are denominated in Hong Kong dollars and United States dollars, in which the Group considers there is no significant exposure to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. In addition to United States dollars there are also transactions made in Singapore dollars for which the Group closely monitors the Singapore-United States dollar exchange rate and, whenever appropriate, takes any necessary action to reduce exchange risk.

Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management of the Group has a credit limit policy in place and exposures to credit risks are monitored on an ongoing basis. In order to minimise credit risk, management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure appropriate actions are taken to recover overdue debts.

Liquidity risk

Individual operating units within the Group are responsible for their own cash management. To minimise liquidity risks, management of the Group regularly reviews the current and expected liquidity requirements of operating units to ensure they maintain sufficient reserves of cash to meet their liquidity requirements in the short and longer terms.

22. COMMITMENTS

Capital expenditure commitments

	Group	
	2006	2005
	HK$'000	*HK$'000*
Contracted but not provided for (net of deposit paid)	**36**	2,400

Commitments under operating leases

At the balance sheet date, the total future minimum lease payments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**8,031**	4,645	**2,659**	2,275
In the second to fifth years inclusive	**10,369**	7,093	**1,997**	2,553
Over five years	**64**	–	–	–
	18,464	11,738	**4,656**	4,828

Operating lease payments mainly represent rentals payable for certain office premises and director's quarters. Leases are negotiated for and rentals are fixed for an average of 2 to 6 years.

23. DEFERRED TAX ASSETS

The movements for the year in the Group's net deferred tax position were as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
As at 1 January	**10,881**	2,369
Exchange differences	**20**	(32)
Income statement (charges) / credit	**(35)**	8,544
As at 31 December	**10,866**	10,881
Recognised deferred tax assets		
Depreciation allowances	**234**	234
Tax losses	**10,632**	10,647
Net deferred tax assets	**10,866**	10,881
Unrecognised deferred tax assets		
Tax losses	**135,188**	139,029
Deductible temporary differences	**–**	452
As at 31 December	**135,188**	139,481

The unrecognised tax losses of HK$483,052,000 (*2005: HK$477,969,000*) have no expiry dates under current tax legislation, except for tax losses of HK$306,990,000 (*2005: HK$335,666,000*) which are related to a subsidiary in the United States. These tax losses have a carry-forward period of 20 years from the year they arise and will begin to expire from 2020 onwards.

24. SEGMENTAL INFORMATION

Analyses of the principal geographical areas and business activities of operations of the Group during the year are set out below.

(a) By geographical segments

In presenting information on a geographical basis, revenue, segment assets and capital expenditure are based on the geographical location of customers, or the location of the assets, as appropriate.

Year ended 31 December 2006

	North America *HK$'000*	Asia Pacific *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	598,989	103,821	702,810
Results			
Profit from operations	29,925	27,873	57,798
Finance costs			(2,859)
Other operating income and expenses			(10,308)
Profit before taxation			44,631
Taxation charges			(3,999)
Profit for the year			40,632
Other information			
Capital expenditures	5,954	4,258	10,212
Depreciation and amortisation	6,743	2,972	9,715
Significant non-cash expenses (other than depreciation and amortisation)	1,638	47	1,685
Assets			
Segment assets	182,424	85,757	268,181
Liabilities			
Segment liabilities	119,130	16,934	136,064

24. SEGMENTAL INFORMATION *(continued)*

(a) By geographical segments *(continued)*

Year ended 31 December 2005

	North America *HK$'000*	Asia Pacific *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	308,702	113,888	422,590
Results			
Profit from operations	21,720	21,027	42,747
Finance costs			(34)
Other operating income and expenses			(4,181)
Profit before taxation			38,532
Taxation credit			8,544
Profit for the year			47,076
Other information			
Capital expenditures	4,679	4,366	9,045
Depreciation	2,377	2,379	4,756
Significant non-cash expenses (other than depreciation)	4,660	1,928	6,588
Assets			
Segment assets	85,238	66,145	151,383
Liabilities			
Segment liabilities	45,606	14,705	60,311

24. SEGMENTAL INFORMATION *(continued)*

(b) By business segments

Year ended 31 December 2006

	Telecommunication services *HK$'000*	**Other** *HK$'000*	**Consolidated** *HK$'000*
Turnover			
External sales	696,494	6,316	702,810
Results			
Profit from operations	57,792	6	57,798
Finance costs			(2,859)
Other operating income and expenses			(10,308)
Profit before taxation			44,631
Taxation charges			(3,999)
Profit for the year			40,632
Other information			
Assets			
– Business segments	229,908	383	230,291
– Unallocated assets			37,890
			268,181
Capital expenditures			
– Business segments	7,019	–	7,019
– Unallocated assets			3,193
			10,212

Notes to the Financial Statements (continued)

For the year ended 31 December 2006

24. SEGMENTAL INFORMATION *(continued)*

(b) By business segments *(continued)*

Year ended 31 December 2005

	Telecommunication services *HK$'000*	Other *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	414,072	8,518	422,590
Results			
Profit from operations	42,503	244	42,747
Finance costs			(34)
Other operating income and expenses			(4,181)
Profit before taxation			38,532
Taxation credit			8,544
Profit for the year			47,076
Other information			
Assets			
– Business segments	119,819	396	120,215
– Unallocated assets			31,168
			151,383
Capital expenditures			
– Business segments	5,548	–	5,548
– Unallocated assets			3,497
			9,045

25. COMPARATIVE FIGURES

The classification of certain income statement items have been changed as follows:

- Costs of sales staff of HK$19,933,000 that were included in operating and administrative expenses in the 2005 financial statements have been reclassified to selling and distribution expenses to conform with the current year presentation.
- Gain on disposal of property, plant and equipment of HK$27,000 has been included in the calculation of 2005 EBITDA to conform with the current year calculation.

The directors of the Company consider that the revised presentation reflects more appropriately the nature / function of these items in the financial statements.

26. POST BALANCE SHEET EVENTS

On 16 February 2007, the Group entered into a placing and subscription agreement whereby 52 million shares of the Company were placed and subscribed for at the price of HK$0.90 per share, subject to adjustment for commissions, costs and expenses incurred in relation thereto. Details of the placing and subscription agreement were disclosed in the announcement of the Company dated 16 February 2007.

On 16 February 2007, Cyberman Limited (a wholly-owned subsidiary of the Company), Cannizaro Hong Kong Limited (acting as the investment manager of its fund) and ZONE Resources Limited ("ZRL") entered into a subscription and shareholders agreement whereby Cannizaro subscribed or procured subscriptions for 500 shares of ZRL, representing 5% of the issued share capital of ZRL, for a consideration of US$2.5 million. ZRL remains to be a 95% subsidiary of the Company. Details of the subscription and shareholders agreement were disclosed in the announcement of the Company aforesaid.

The transactions contemplated by the said placing and subscription agreement and the subscription and shareholders agreement were completed in February 2007.

Summary of Results, Assets and Liabilities of the Group

	Results of the Group for the five years ended 31 December				
	2006	2005	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**702,810**	422,590	402,654	402,543	316,746
Profit / (Loss) from operations	**44,631**	38,532	(132,976)	(20,756)	(188,185)
Share of results of associates	**–**	–	–	–	1,911
Profit / (Loss) before taxation	**44,631**	38,532	(132,976)	(20,756)	(186,274)
Taxation (charges) / credit	**(3,999)**	8,544	1,369	1,000	–
Profit / (Loss) for the year	**40,632**	47,076	(131,607)	(19,756)	(186,274)
Earnings / (Loss) per share					
Basic	**HK$0.09**	HK$0.10	(HK$0.28)	(HK$0.04)	(HK$0.74)
Diluted	**N / A**	N / A	N / A	N / A	N / A

	Assets and liabilities of the Group as at 31 December				
	2006	2005	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**79,642**	23,025	12,179	154,150	194,182
Current assets	**188,539**	128,358	92,763	81,666	90,794
Total assets	**268,181**	151,383	104,942	235,816	284,976
Non-current liabilities	**22,996**	618	809	312	830
Current liabilities	**113,068**	59,693	60,510	58,890	87,776
Total liabilities	**136,064**	60,311	61,319	59,202	88,606
Net assets	**132,117**	91,072	43,623	176,614	196,370

For Information Only – Reconciliation between US GAAP and HK GAAP

For the year ended 31 December 2006

The Group's financial statements are prepared in accordance with the accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain significant respects from those in the United States ("US GAAP"). The significant differences between HK GAAP and US GAAP relate principally to the following item:

Compensation cost for share options

The Group adopts HKFRS 2 "Share-based Payments" of which the accounting policy is set out in note 1 to the financial statements.

Under US GAAP, through 31 December 2005, the Group should have accounted for its employee share-based compensation programmes using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, compensation cost for share options is recognised at its intrinsic value (i.e. the excess, if any, of the quoted market price of the shares over the exercise price) at the date of grant and amortised over the vesting period. If an employee forfeits the share options solely because of termination of employment, any compensation cost previously recognised would be reversed in the period of termination. Accordingly, stock compensation cost of HK$256,000 should have been reversed during the year ended 31 December 2005 upon the termination of certain participants in the Old Share Option Scheme. No stock compensation cost should be reversed for the year ended 31 December 2006 as no termination of participants have occured. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised) "Share-Based Payment" ("SFAS No. 123R"), which was effective for all public entities as of the beginning of the first annual accounting period that begins after 15 December 2005 and supersedes APB 25 adopted by the Group prior to 1 January 2006. Since all of the share options granted had been vested prior to the effective date of SFAS No. 123R, the adoption of SFAS No. 123R would not have any impact on the Group's financial position and results of operations.

	Year ended December 31		
	2006	**2006**	2005
	US$'000	***HK$'000***	*HK$'000*
Reconciliation of net profit attributable to shareholders			
Net profit attributable to shareholders as reported under HK GAAP	**5,209**	**40,632**	47,076
US GAAP adjustment:			
Write-back of stock compensation cost previously recognised under US GAAP	**–**	**–**	256
Net profit attributable to shareholders under US GAAP	**5,209**	**40,632**	47,332
Basic earnings per share under US GAAP	**US$0.01**	**HK$0.09**	HK$0.10

	As at December 31		
	2006	**2006**	2005
	US$'000	***HK$'000***	*HK$'000*
Reconciliation of shareholders' equity			
Shareholders' equity as reported under HK GAAP	**16,938**	**132,117**	91,072
US GAAP adjustments:			
Stock compensation cost	**(606)**	**(4,728)**	(4,728)
Additional paid-in capital in respect of compensation cost for share options	**606**	**4,728**	4,728
Shareholders' equity under US GAAP	**16,938**	**132,117**	91,072

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e-KONG Group Limited
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Telephone : + 852 2801 7188
Facsimile : + 852 2801 7238
Website : www.e-kong.com

e-KONG Group Limited

二零零六年 年報

股份代號：524

展望

主席報告書

二零零六年對本集團來説是令人振奮和成果豐碩的一年。集團的ZONE電訊業務再度錄得驕人的營業額增長佳績，而本集團之經營溢利增加23.1%至47,500,000港元，反映旗下三項ZONE業務之貢獻全線錄得增長。本集團於美國的收購項目已經與ZONE美國的現有業務成功整合，現已為本集團帶來投資回報。與此同時，亞洲的業務發展活動亦進行得如火如荼。二零零六年十二月，本集團成功推出其最新全球網際規約語音(VoIP)服務「ZoiPPE」，並於二零零七年三月成立一間外商獨資企業(WFOE)正式進軍中國市場。為實現長遠持續增長和提升股東價值，本集團已訂出合適策略，而年內的業務進展和達到的里程碑正是集團既定策略的主要環節。

美國方面，ZONE美國於二零零六年之營業額達599,000,000港元，較二零零五年之308,700,000港元增長近倍。本集團對收購WRLD Alliance資產感到喜悅，因為此項收購不單只為本集團之營業額作出重要貢獻，其更為ZONE美國現有團隊帶來熟練技能、專業知識及深厚人脈，從而推動ZONE在美國市場達致更高層次的增長，將ZONE之版圖拓展至中西及西北部。ZONE美國之業務程序與WRLD Alliance客戶管理順利完成整合後，ZONE美國團隊現時專注於向企業以及獨立交換網絡商(ILEC)市場提供電訊服務，從而擴大市場佔有率。除了預期提升邊際利潤與生產力可帶來節省成本之利以外，ZONE美國亦喜見其ILEC客戶積極與其合作，攜手向其龐大最終用戶群推出新產品和服務，包括VoIP服務及流動服務。

亞洲方面，ZONE新加坡之收益增長與經營溢利亦獲得進一步提升，有助抵銷ZONE香港業務之營業額因持續面對激烈競爭和減價戰而減退之影響。本集團預期，透過加強市場推廣活動以擴大市場佔有率、推出新服務及提升經營利潤，ZONE新加坡於來年之經營業績可繼續躍進。本集團亦預期，目前為開拓其他南亞及東南亞國家所採取的業務發展及組建策略聯盟大計定可達致理想成果。

本集團之ZONE香港業務繼續積極開拓中國市場以及在全球拓展VoIP業務。由二零零五年底起以及於二零零六年，ZONE香港繼續經營其香港業務之同時，亦將旗下的技術及業務團隊調派到中國，監督其VoIP技術平台之發展，並且與中國之合作伙伴分享專門技術、知識及經驗。上述安排有助本集團更透切的掌握現時之監管環境、商機及挑戰，亦有助本集團制訂中國業務之發展及營運策略。二零零七年三月，本集團根據中國法律成立一間WFOE，名為深圳盈港科技有限公司，標誌本集團正式登陸中國市場。成立此WFOE為一項重要里程碑，為本集團展開於中國直接投資及經營的下一階段鋪路。

ZONE香港繼續在目標市場分部拓展其VoIP服務。自獲發服務營辦商(服務營辦商)牌照以及與香港公共交換電話網絡(PSTN)成功互連後，ZONE香港現時可以本地電話號碼向香港境內外的客戶提供VoIP服務。

本集團預期於不久將來，大部份的電腦及流動裝置亦會配備高速寬頻連接功能，而全

球各地亦會有越來越多的私人及公共場所獲WiFi甚至乎WiMAX的覆蓋。電腦設備將不再只是用於工作，其應用範圍更會延伸至娛樂及日常通訊。本集團緊握此信念，於過去數年一直積極開發、評估並試行多種以IP為基礎並應用於互聯網及流動傳送平台的技術，以提供全球通訊服務；憑藉經驗的積累，集團於二零零六年十二月推出本身的ZoiPPE服務。ZoiPPE的理念是「*成為首選的通訊媒介，讓每一個人無論在何時何地也可保持聯繫。ZoiPPE矢志提供可供各種電腦及流動設備使用的最方便及最具成本效益的創新互動服務，讓商界和社會各界的關係更密切*」。為達成此目標，本集團定必調配資源來開發及建立可調節而實力雄厚的先進綜合技術平台，以為可多達數以百萬計的用戶提供創新服務。

自面世以來，ZoiPPE已展開一連串的市場推廣活動以宣傳其服務，並得到網上及傳統媒體的廣泛關注和報章報導。來年之首要任務是通過滲透式的宣傳攻勢以及聯合品牌／特定標籤之策略聯盟及伙伴關係，以符合成本效益之方式擴大ZoiPPE之用戶群。雖然Skype仍然是全球電腦對電腦語音通話市場之重要一員，但本集團相信，業內其他公司(包括ZoiPPE)仍可把握眾多機會，在龐大的付費服務市場佔一席位。譬如說，Skype最近對所有電腦對電話通話徵收接駁費正是ZoiPPE突顯其更具競爭力之價格優勢的良機。

二零零七年二月，本公司落實股份以先舊後新方式配售股份事項，籌得資金約46,800,000港元。與此同時，一名機構投資者購入ZONE Resources Limited(本集團旗下提供ZoiPPE服務之附屬公司)之5%股權，而本集團亦藉此籌得2,500,000美元資金。本集團相信，此兩宗交易可突顯投資界對本集團之業務模式及長遠策略極具信心，因為股份配售價較本公司股份於交易前之收市價存在溢價，而按ZONE Resources Limited之5%股權投資的作價計算，確認ZoiPPE業務之估值達50,000,000美元。

展望二零零七年，本集團預期將繼續實踐提升市場佔有率及推動現有ZONE業務於其營運的國家及地區市場更上一層樓之策略，集團亦會把握機會，透過成立新業務或進行收購，將ZONE業務模式拓展至更寬更廣的全球市場。本集團亦會增加於合適技術及市場推廣活動之投資，務求擴大ZoiPPE服務之用戶群。

本人對所有客戶、股東、業務夥伴及專業顧問之支持，以及全體僱員盡心盡力為本集團所作之貢獻，致以衷心感謝。



主席
衛斯文

二零零七年三月二十三日

財務回顧

業績

於截至二零零六年十二月三十一日止年度，本集團錄得702,800,000港元之綜合營業額，較二零零五年增加280,200,000港元，升幅達66.3%。

二零零六年之經營成本為148,300,000港元，較二零零五年之125,300,000港元有所增加，惟升幅較營業額之增長率為低。

ZONE美國之營業額由二零零五年之308,700,000港元增加94.0%至二零零六年之599,000,000港元，而ZONE亞洲（包括本集團之香港及新加坡電訊業務）錄得之營業額由二零零五年之105,400,000港元下降7.5%至二零零六年之97,500,000港元。

本集團之毛利由二零零五年之154,900,000港元增加24.6%至二零零六年之193,100,000港元。

年內之經營溢利為47,500,000港元，而去年則為38,600,000港元。

年內之綜合純利為40,600,000港元，而二零零五年則錄得純利47,100,000港元（其中包括遞延税項撥回8,500,000港元）。

本集團之EBITDA由二零零五年之45,200,000港元增加26.5%，或12,000,000港元，至二零零六年之57,200,000港元。

資產

於二零零六年十二月三十一日，本集團之資產淨值為132,100,000港元，而二零零五年則為91,100,000港元。

流動資金及融資

於二零零六年十二月三十一日，現金及銀行結餘（不包括已抵押存款）為100,400,000港元（二零零五年：58,700,000港元）。於二零零六年十二月三十一日，本集團抵押為數1,500,000港元（二零零五年：2,500,000港元）之存款予銀行，作為其就本集團如期付款而向若干電訊營運商提供擔保之抵押。

於二零零六年，一筆為數46,800,000港元之銀行貸款乃就WRLD Alliance交易借予本公司一間附屬公司，其中15,000,000港元已於二零零六年內償還，該筆銀行貸款於二零零六年十二月三十一日之結餘為31,800,000港元（二零零五年：無）。此筆銀行貸款即本集團之全部銀行借款，乃以美元為單位按固定息率計息，並以（其中包括）該附屬公司之應收貿易款項作抵押擔保。

於二零零六年十二月三十一日，本集團之設備租賃融資負債為600,000港元（二零零五年：800,000港元）。

本集團之負債資產比率（按借款總額佔資產淨值之百分比計算）為24.5%（二零零五年：0.9%）。此增加乃主要因上述銀行借款所致。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兑美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。由於新加坡業務之現金流入不斷增加，故此本集團將密切監察新加坡元兑美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。

或然負債及承擔

於二零零六年十二月三十一日，並無重大或然負債及承擔。

結算日後事項

二零零七年二月十六日，本集團訂立配售及認購協議。據此，52,000,000股本公司股份乃按每股0.90港元之價格(需按有關之佣金、費用及支出予以調整)予以配售及認購。配售及認購協議之詳情已於本公司二零零七年二月十六日之公佈中披露。

二零零七年二月十六日，Cyberman Limited(本公司之全資附屬公司)、Cannizaro Hong Kong Limited(擔任其基金之投資經理)及ZONE Resources Limited(「ZRL」)訂立認購及股東協議。據此，Cannizaro按代價2,500,000美元認購或促使他人認購500股ZRL股份，相等於ZRL已發行股本之5%。ZRL仍然為本公司持有95%權益之附屬公司。認購及股東協議之詳情已於上述本公司之公佈中披露。

根據上述配售及認購協議以及認購及股東協議擬進行之交易已於二零零七年二月完成。

董事會及高級管理層

董事會

衛斯文，62歲，主席，於二零零零年一月獲委任。衛斯文先生為Distacom Group(從事流動通訊業，並由私人持有的一組公司)主席兼創辦成員。衛斯文先生曾受特許會計師訓練，其金融睿智及企業領導才能，對多家國際知名電訊及廣播公司(例如和記電訊、Orange、亞洲衛星、衛視及新城電台)，以及由Distacom牽頭而在香港、意大利、印度、日本及馬達加斯加之流動通訊業務之建立有著重大影響。

Kuldeep Saran，55歲，副主席，於二零零一年十二月獲委任。Saran先生自一九九六年起出任Distacom Group多間公司之董事。Saran先生在發展、建立及管理全球電訊及其他業務等方面擁有豐富經驗，曾於一家大型國際銀行任職多年。彼持有工程學士學位及工商管理碩士學位。

林祥貴，47歲，執行董事，於一九九九年十月獲委任。林先生來港前，曾在包括紐西蘭、俄羅斯、馬來西亞及新加坡等地的電訊及科技相關行業積累豐富的國際經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

許博志，44歲，非執行董事，於二零零一年十二月獲委任。彼現時為TPIZ Resources Limited之創辦人，該公司建基於香港，並投資及發展中國之環保項目。許博志先生自一九九四年起出任Distacom Group多間公司之董事。於此之前，許博志先生曾任職香港和記電訊及美國Motorola Inc.。彼取得密芝根科技大學之電機工程學士學位及瑞士日內瓦國際管理學院之工商管理碩士學位。

韋雅成，52歲，獨立非執行董事，於二零零一年八月獲委任。韋雅成先生為合資格律師及韋雅成律師行之顧問。彼自一九八五年起在香港執業，包括在Phillips & Vineberg律師事務所效力多年。韋雅成先生在加拿大獲得律師、大律師及公證人之專業資格，並在英國及香港獲認許為律師。

高來福　太平紳士，64歲，獨立非執行董事，於二零零四年九月獲委任，亦為泰山石化集團有限公司及富豪資產管理有限公司(富豪產業信託之管理人)之獨立非執行董事。高來福先生為香港安永會計師事務所之創辦成員兼副主席。高來福先生自退休後一直從事教育事務，包括設立國際學校及提供顧問服務。高來福先生一直積極參與各類社區服務機構事務，亦為太平紳士。

Gerald Clive Dobby，67歲，獨立非執行董事，於二零零五年十二月獲委任。Dobby先生曾於滙豐集團歷任多項要職，目前於數間香港及海外公司擔任董事職務。

高級管理層

陳怡彬，55歲，財務總監，於二零零四年一月加入本公司。彼在電訊、基建、製造、船務及銀行等多個行業擁有逾30年經驗。陳先生為香港會計師公會資深會員。

劉偉明，36歲，法律顧問兼公司秘書，於二零零零年六月加入本公司。劉先生為香港合資格律師。加入本公司前，劉先生曾任另一家香港聯交所上市公司之法律顧問。劉先生於香港大學畢業，持有法律學士學位，及中國政法大學頒發之民商法證書。

董事會報告書

本公司董事會(「董事會」)欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零六年十二月三十一日止年度之董事會報告書及經審核財務報表。

主要業務

本公司之主要業務為投資控股。

本集團之主要經營附屬公司之業務為提供電訊服務。本集團之ZONE電訊業務目前在美國、香港及新加坡均有營運。本集團於財政年度之營業額主要包括來自該等營運之收益。

ZONE之網絡融合技術,為客戶提供工具,使客戶可選擇多種電訊服務及供應商,以管理其電訊需求。

在美國,本公司之全資附屬公司ZONE Telecom, Inc.(「ZONE美國」)為美國聯邦電訊局之持牌電訊營運商。ZONE美國在消費者及商業市場經營及服務遍佈美國眾多獨立交換網絡商(ILECs)。ZONE美國已發展以網絡為基礎之界面*(www.zonetelecom.com)*,支援其客戶與策略分銷夥伴之管理及服務功能。除了提供轉駁長途通話服務、IP傳輸服務、本地及長途通話專線服務,管控提升的免費專線電話、通話及視像會議服務外,ZONE美國亦提供多種數據服務,包括幀中繼網絡、國際專線、直接互聯網接入服務及其他IP類服務。

在香港,本公司之全資附屬公司ZONE Limited(「ZONE香港」)為持有香港電訊管理局發出牌照之電訊服務供應商。透過使用網絡融合平台*(www.zone1511.com)*,ZONE香港向客戶提供一系列增值服務,包括短訊服務、國際來電轉駁、虛擬全球電話卡及傳真管理服務,以補足其基本IDD服務。ZONE香港繼續擴展其增值服務,包括提供會議、傳真電郵及回撥服務以切合企業客戶之商業需要。ZONE香港現已能夠特別針對在海外設點之香港企業客戶,利用最新以網際規約(「IP」)為基礎的技術優勢,提供具備或不具備本地電話號碼之IP語音(「VoIP」)服務。

在新加坡,本公司之全資附屬公司ZONE Telecom Pte Ltd(「ZONE新加坡」)為持有新加坡資訊通訊發展管理局發出牌照之電訊服務供應商。除提供基本IDD 服務外,ZONE 新加坡*(www.zone1511.com.sg)* 同時還提供一系列增值服務,以協助客戶業務提高經營效率。

此外,ZONE新加坡亦推出多種服務,譬如GlobalDial與及以IP為基礎的服務,以探索其他市場之潛力,並為其現有用戶群提供更佳服務。ZONE新加坡亦與其伙伴合作拓展當地的公眾電話IDD市場。

於十二月,本集團在國際電信聯盟2006年世界電信展中,推出其最新全球VoIP電話服務「ZoiPPE」*(www.zoippe.com)*。ZoiPPE之用戶只需要在其電腦或流動裝置上安裝一套軟件,便可以與親友保持聯繫,不管是「電腦對電腦」、「電腦對電話」、「電話對電話」、手機短訊(SMS)、即時訊息(IM)及電郵皆可以。自面世以來,ZoiPPE透過滲透式的宣傳攻勢以及其他聯合品牌/特定標籤之伙伴及計劃,致力提升品牌知名度及擴大用戶群。

其他主要附屬公司之主要業務概要載於財務報表附註11。

分部資料

本集團截至二零零六年十二月三十一日止年度按地區及業務分部劃分之營業額及經營業績分析載於財務報表附註24。

業績及股息

本集團截至二零零六年十二月三十一日止年度之業績載於第23頁之綜合收益表內。

本公司董事會不建議就截至二零零六年十二月三十一日止年度派發股息(二零零五年：無)。

集團財務概要

本集團過去五個財政年度之業績與資產及負債概要載於第56頁。

主要客戶及供應商

於回顧年度，本集團五大客戶之總營業額佔本年度總營業額約15.8%，其中最大客戶之銷售額佔約5.3%。

五大供應商之總採購額佔本年度總採購額約45.5%，其中最大供應商之採購額佔約21.8%。

本公司各董事、彼等之聯繫人士或就本公司董事所知擁有本公司股本5%以上之股東，概無於年內任何時間擁有任何五大客戶及供應商之任何權益。

物業、機器及設備

年內，本公司及本集團之物業、機器及設備之變動詳情載於財務報表附註9。

儲備

年內，本公司及本集團之儲備變動詳情載於財務報表附註19。

董事會

於年內及截至本報告日期，本公司董事如下：

執行董事：

衛斯文 *(主席)*
Kuldeep Saran *(副主席)*
林祥貴

非執行董事：

許博志

獨立非執行董事：

韋雅成
高來福　太平紳士
Gerald Clive Dobby

本公司董事之履歷詳載於第8頁「董事會及高級管理層」一節內。

本公司已接獲各獨立非執行董事根據香港聯合交易所有限公司證券上市規則(「上市規

則」)第3.13條就其獨立性作出之年度確認。本公司認為該等董事均為獨立人士。

遵照本公司公司細則第86及87條，許博志先生、韋雅成先生及高來福先生 太平紳士於應屆股東週年大會上須輪值退任，並符合資格膺選連任。

董事之證券權益

於二零零六年十二月三十一日，本公司之董事、主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及香港聯合交易所有限公司(「聯交所」)(包括按上述證券及期貨條例條文被當作或視作彼等之權益及淡倉)，或根據證券及期貨條例第352條須記錄於本公司存置之登記冊或根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及淡倉(如有)如下：

董事姓名	身份	所持股份*數目	概約持股百分比
衛斯文	由受控制法團持有	107,000,200 *(附註1)*	22.7%
Kuldeep Saran	個人	341,200	0.1%
	由受控制法團持有	71,860,147 *(附註2)*	15.3%
許博志	個人	3,949,914	0.8%
	由受控制法團持有	67,962,428 *(附註3)*	14.4%
林祥貴	個人	1,120,000	0.2%
韋雅成	個人	10,000	0.0%

* *「股份」指本公司股本中每股0.01港元之普通股。*

附註：

1. 7,000,000股股份由Siemens Enterprises Limited實益擁有，100,000,200股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。

2. 71,860,147股股份由Kuldeep Saran先生控制之Future (Holdings) Limited實益擁有。

3. 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

上文披露之所有權益指本公司股份之好倉，而於二零零六年十二月三十一日，董事概無持有任何相關股份。

除上文所披露者外，於二零零六年十二月三十一日，本公司之董事、主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券概無擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所(包括按上述證券及期貨條例條文被視作或當作彼等之權益及淡倉)，或根據證券及期貨條例第352條須記錄於該條所述登記冊或根據標準守則須知會本公司及聯交所之任何權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於年內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於年內亦概無擁有或獲授予任何可認購本公司或其相聯法團(定義見證券及期貨條例第XV部)股份或債券之權利，亦無於年內行使任何該等權利。

董事之服務合約

所有非執行董事(包括獨立非執行董事)之服務合約將於二零零八年十二月三十一日或(就Gerald Clive Dobby先生而言)二零零九年十二月三十一日屆滿，其後可予續期，固定年期為三年，惟任何一方可向另一方發出不少於一個月之書面通知予以終止。

於二零零六年十二月三十一日，擬於應屆股東週年大會上膺選連任之董事概無與本公司或其附屬公司訂立本集團不可於一年內終止而免付賠償(法定補償除外)之服務合約。

董事之重大合約權益

於年終或年內任何時間，本公司或其各附屬公司概無訂立本公司董事於其中直接或間接擁有重大權益之重大合約。

主要股東

於二零零六年十二月三十一日，根據由本公司按證券及期貨條例第336條存置之登記冊及就本公司董事或主要行政人員所知，下列人士(不包括本公司董事或主要行政人員)於本公司之股份及相關股份中，擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益及淡倉(如有)，或直接或間接擁有可在任何情況下在本公司之股東大會擁有投票權之任何類別股本面值10%或以上權益：

股東名稱	所持股份數目	持股概約百分比
Goldstone Trading Limited	100,000,200*	21.2%
Future (Holdings) Limited	71,860,147*	15.3%
Great Wall Holdings Limited	67,962,428*	14.4%

* *本文所披露之權益與上文「董事之證券權益」一段內之附註所披露衛斯文先生(透過Goldstone Trading Limited持有)、Kuldeep Saran先生(透過Future (Holdings) Limited持有)及許博志先生(透過Great Wall Holdings Limited持有)之公司權益相同。*

上文所披露之所有權益指本公司股份之好倉。

除上文所披露者外,於二零零六年十二月三十一日,根據本公司按證券及期貨條例第336條存置之登記冊及就本公司董事及主要行政人員所知,概無任何其他人士(不包括本公司董事或主要行政人員)於本公司之股份、相關股份或債券中,擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之任何權益或淡倉,亦無任何人士直接或間接擁有可在任何情況下在本公司之股東大會上擁有投票權之任何類別股本面值10%或以上權益。

股本

本公司年內之股本變動詳情載於財務報表附註17。

購股權計劃

本公司購股權計劃及本公司附屬公司購股權計劃之規則及程序詳情載於財務報表附註18。

主要附屬公司詳情

本公司主要附屬公司詳情載於財務報表附註11。

流動資金

於二零零六年十二月三十一日,本集團維持穩定之流動資金,現金及現金等值項目約為101,909,000港元(二零零五年:61,218,000港元)。

銀行借款

於二零零六年十二月三十一日之銀行借款詳情載於財務報表附註15。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註1。

酬金政策及僱員關係

於二零零六年十二月三十一日,本集團於香港及海外共有145名僱員(二零零五年:136

名）。本集團之總員工成本為71,300,000港元（二零零五年：64,900,000港元）。按照本公司採納之購股權計劃，（其中包括）本集團合資格僱員可獲授購股權，以根據該計劃之條款及條件認購本公司股份。於二零零六年十二月三十一日，尚未行使之購股權合共147,500份。本集團與僱員之關係良好，而本集團之僱員並無加入工會。

本集團之薪酬政策與本集團經營所在地之市場慣例相符，並按個別僱員之表現及經驗制訂。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現本集團目標。除薪金及花紅外，本集團亦向僱員提供其他福利，包括公積金及醫療津貼。

買賣或贖回本公司之上市證券

年內，本公司或各附屬公司概無買賣或贖回本公司任何上市證券。

優先購買權

本公司之公司細則或百慕達法例並無關於優先購買權之規定，而百慕達法例亦無對此權利有所限制。

公眾持股量

根據本公司取得之公開資料及就董事所知及所信，於本報告日期，本公司之公眾持股量符合上市規則之規定，即公眾人士持有本公司已發行股本不少於25%。

核數師

本公司截至二零零六年十二月三十一日止年度之財務報表已由核數師，摩斯倫•馬賽會計師事務所*（特許會計師兼執業會計師）*審核。

股東週年大會將提呈決議案，續聘摩斯倫•馬賽會計師事務所為本公司之核數師。

承董事會命

公司秘書
劉偉明

二零零七年三月二十三日

企業管治報告

引言

本公司之董事承諾維持高度企業管治，克盡己任，以股東之最大利益為先，並提高股東長遠之價值。

本公司董事會（「董事會」）已採納於二零零五年一月一日前生效之香港聯合交易所有限公司證券上市規則（「上市規則」）最佳應用守則所載之原則，並已設立多個自我監管及監察之機制（如適用）。

董事會亦已制定書面政策指引，使各董事可根據列明之範疇及指引有效地貫徹履行其各自之職責，更可加強本公司之企業管治常規，從而提升公司形象，並確保股東、監管機構及公眾人仕之信心。

二零零四年十一月，香港聯合交易所有限公司（「聯交所」）頒佈企業管治常規守則（「企業管治守則」），並於二零零五年一月一日後開始之會計期間生效。聯交所隨後就有關企業管治常規之上市規則作出進一步修訂。董事會已修訂本公司之書面政策指引，並採取其他必須行動，以符合企業管治守則中之所有守則條文及若干建議最佳常規。董事會定期審閱該等書面政策，並致力於不斷改善慣例及確保企業道德文化得以維持。

董事會

董事會共同負責本公司之所有業務及事宜。根據本公司之公司細則，董事會已委派執行董事負責本公司業務之日常管理，並集中於政策、財務及控股事宜之整體策略；同時授權薪酬委員會負責訂立機制，以釐定本集團之薪酬架構及政策及批准本集團之年度薪酬及獎勵計劃等事宜。

於二零零六年十二月三十一日，董事會包括三位執行董事衛斯文先生、Kuldeep Saran先生與林祥貴先生；一位非執行董事許博志先生；以及三位獨立非執行董事韋雅成先生、高來福先生　太平紳士與Gerald Clive Dobby先生。

本公司之主席及行政總裁分別由主席衛斯文先生及副主席兼董事總經理Kuldeep Saran先生擔任。主席及董事總經理之職責予以劃分，並分別由此兩位人士擔任，使責任不會集中於一位人士。主席負責領導工作，確保董事會有效運作，而董事總經理則獲授權並負責監督由董事會制定之預算及目標之實施情況。主席與董事總經理之間之職責分工已清楚界定，並以書面記錄。

董事會定期舉行會議，董事亦會於董事會須就重大事項作出決策時召開會議。董事會成員在召開董事會會議前均獲提供足夠及最新之資料，確保董事在履行其責任時，可作出知情之決定。於回顧年度內，董事會共舉行了四次會議，董事出席記錄如下：

董事姓名	出席次數／二零零六年 董事會會議次數	出席率
衛斯文 *(主席)*	4 / 4	100%
Kuldeep Saran *(副主席)*	4 / 4	100%
林祥貴	4 / 4	100%
許博志	2 / 4	50%
韋雅成	4 / 4	100%
高來福 太平紳士	4 / 4	100%
Gerald Clive Dobby	4 / 4	100%

當難以召開會議時，本公司會向全體董事傳閱董事會書面決議案連同全套相關文件之副本，以供考慮及酌情批准。所有該等書面決議案均由全體董事一致批准。

本公司之秘書存置董事會以及其委員會之會議記錄及書面決議案，有關會議記錄及書面決議案可供各董事於任何合理時間查閱。

委任及重選

所有非執行董事均有指定任期，任期屆滿後可予續期，固定年期為三年，但其中一方可向另一方發出不少於一個月書面通知予以終止。所有董事(包括執行董事及非執行董事)當於股東週年大會上輪值退任，並符合資格膺選連任。

按照本公司之公司細則，於每屆股東週年大會上，不少於當時三分之一之董事須輪值退任，惟每名董事須最少每三年輪值告退一次。因填補臨時空缺獲委任或新增加入當時董事會之任何董事，須留任至本公司下一屆股東週年大會為止，並符合資格可於該大會上膺選連任。

董事委員會

董事會將若干權力、權限及酌情權授予多個董事委員會，該等委員會由被視為合適之董事組成。該等委員會貫徹執行企業管治守則之守則條文及董事會訂定之書面政策內所規定之指引及規例(如適用)，並達到組成委員會之目的。

執行管理委員會

執行管理委員會由三名執行董事組成。委員會主要負責指導、策劃及管理本集團之業務及營運，制定策略及政策以供董事會考慮，並執行該等策略及政策，從而以有效率及有效益之方式達到本集團之整體業務目標。

委員會每月定期舉行會議，並與本集團各項業務之高級管理人員檢討本集團之業務表現。當有需要時亦會舉行臨時會議，委員會亦經常參與非正式之討論。於二零零六年，委員會共舉行了十二次會議，董事出席紀錄如下。

董事姓名	出席次數／二零零六年 執行管理委員會會議次數	出席率
衛斯文 *(委員會主席)*	11 / 12	92%
Kuldeep Saran	12 / 12	100%
林祥貴	12 / 12	100%

審核委員會

董事會於一九九九年九月二十九日設立審核委員會，成員包括三名董事會成員，全部均為獨立非執行董事。董事會已採納列明委員會之權限及職責及根據香港會計師公會頒佈之「審核委員會有效運作指引」所載之推薦意見制定之書面職權範圍，並根據企業管治守則修訂及列入本公司之書面政策指引內。董事會定期審閱該等職權範圍及本公司之相關書面政策指引，以確保符合企業管治守則之規定及市場慣例。

該委員會之主要職責為檢討本公司財務報告之質量及公平性，並考慮內部及外聘核數審查之性質及範疇。該委員會亦評估本集團會計、財務及內部監控機制之有效性。

該委員會獲授權在其職權範圍內進行或授權調查任何活動。

於二零零六年共舉行了兩次會議，審閱本集團中期及年度業績之綜合財務報表，並向董事會作出建議，尤其是評估會計政策及慣例之任何變動、主要判斷範疇及是否遵守適用法律及會計規定及準則，以及處理委任及更換核數師及檢討與評估內部監控機制等其他事宜。尤其是審核委員會亦曾與本公司管理層及核數師審閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜(包括審閱本集團截至二零零六年十二月三十一日止年度之經審核綜合財務報表)進行討論。

於二零零六年舉行之會議出席率為100%，有關分析如下。若委員會認為必要，本公司之外聘核數師及行政人員均列席會議並回答任何提問。會議之詳細紀錄已書面記錄並呈交董事會以供參考及審閱。此外，該委員會舉行了多次臨時會議，與本公司之管理層討論會計、申報及其他事宜。

董事姓名	出席次數／二零零六年審核委員會會議次數	出席率
高來福 太平紳士 *(委員會主席)*	2 / 2	100%
韋雅成	2 / 2	100%
Gerald Clive Dobby	2 / 2	100%

本公司之外聘核數師根據其審核計劃之範疇，於進行法定審核過程中，檢討本公司在財務方面之重要內部監控之有效性。審核期間留意到之任何違規事宜及內部監控不足之處，將向委員會呈報及由委員會處理核數師對上述事宜之推薦意見。

薪酬委員會

薪酬委員會於二零零一年十二月十八日成立。年內，委員會由主席衛斯文先生、韋雅成先生及高來福先生 太平紳士(均為獨立非執行董事)組成。Kuldeep Saran先生及林祥貴先生(均為執行董事)乃衛斯文先生之替任成員。董事會已根據企業管治守則採納一套列明委員會之權限及職責之書面職權範圍，並將其列入本公司之書面政策指引內。董事會定期審閱該等職權範圍及本公司之相關書面政策指引，以確保符合企業管治守則之規定及市場慣例。

委員會經參考公平及客觀標準後，負責訂立一項機制，以釐定本集團之薪酬架構及政策、批准本集團之年度薪酬及獎勵計劃，尤其是釐定執行董事及高級管理層之薪酬組合、經參考公司之目標及宗旨後檢討及批准按表現發放之薪酬計劃，並按照董事會之指示處理有關薪酬之其他事宜。於回顧年度，委員會舉行了一次會議，董事出席紀錄如下。

董事姓名	出席次數／二零零六年薪酬委員會會議次數	出席率
衛斯文 *(委員會主席)*	1 / 1	100%
韋雅成	1 / 1	100%
高來福 太平紳士	1 / 1	100%

內部控制

董事會全權負責維持本集團內部監控機制及檢討其成效。本集團之內部監控機制乃就重大誤報或虧損提供合理保障而設,以管理系統失效風險及協助達成本集團目標。有關機制亦用於保障本集團之資產,確保維持適當會計紀錄及遵守適用法律、規則及規例。

審核委員會每年均會聯同由本公司核數師負責之工作檢討本集團之內部監控機制。於回顧年度,本公司亦開始進行持續識別、評估及管理本集團面臨之重大風險之程序。此等程序包括在營商環境及/或監管架構出現變動及演變時更新內部監控機制。董事會認為本集團之內部監控機制得到合理實行。本集團將持續進行風險識別及管理之程序,並於將來需要時,藉委聘專業諮詢公司或設立內部審核部門以協助達成此程序之目標。

董事及高級職員之責任保險

本公司已安排適當責任保險,就本集團之董事及高級職員因公司事務所產生責任提供彌償保證。本公司會每年審閱受保範圍。

董事進行證券交易的標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易的標準守則(「標準守則」)作為本身之證券守則。全體董事經本公司作出具體查詢後確認,於截至二零零六年十二月三十一日止整個年度已全面遵守標準守則所載之規定。

核數師酬金

於截至二零零六年十二月三十一日止年度,應付予本集團核數師之酬金約為1,995,000港元,當中1,167,000港元為審核服務之費用,730,000港元為就一項收購進行盡職審查之費用並已資本化,而98,000港元為稅務及其他非審核服務之費用。

獨立核數師報告書

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

Chartered Accountants
Certified Public Accountants

致e-Kong Group Limited
(於百慕達註冊成立之有限公司)

全體股東

本核數師已審核列載於第23頁至55頁e-Kong Group Limited(「貴公司」)及其附屬公司(統稱「貴集團」)之綜合財務報表，此財務報表包括於二零零六年十二月三十一日之綜合及公司資產負債表、截至該日止年度之綜合收益表、綜合股本權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註說明。

董事編製財務報表之責任

貴公司董事須遵照香港會計師公會頒佈之香港財務報告準則及按照香港公司條例之披露規定，負責編製及真實而公平地呈列此等財務報表。此責任包括設計、實施及維護與編製及真實而公平地呈列財務報表相關之內部監控，以使財務報表不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇和應用適當之會計政策；及因應情況作出合理之會計估計。

核數師之責任

本核數師之責任是根據我們之審核對此等財務報表作出意見，並根據百慕達一九八一年公司法(經修訂)第90條將此意見僅向　閣下匯報而不作其他用途。我們不就此報告之內容，對任何其他人士負責或承擔責任。我們的審核工作已根據香港會計師公會頒佈之香港審計準則進行。該等準則要求我們遵守操守規定，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大之錯誤陳述。

獨立核數師報告書（續）

Moores Rowland Mazars

審核涉及執行程序以獲取有關財務報表所載金額及披露資料之審核憑證。所選定之程序取決於我們之判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述之風險。在作出該等風險評估時，我們考慮與 貴集團編製及真實而公平地呈列財務報表相關之內部監控，以設計適當之審核程序，但並非旨在就 貴集團之內部監控之效能發表意見。審核亦包括評估所採用之會計政策之合適性及董事所作出之會計估計之合理性，以及就財務報表之整體呈列方式作出評估。

本核數師相信，我們所獲得之審核憑證就提出審核意見而言屬充分恰當。

意見

本核數師認為，該等財務報表已根據香港財務報告準則真實而公平地反映 貴集團及 貴公司於二零零六年十二月三十一日之事務狀況及截至該日止年度 貴集團之溢利及現金流量，並已按照香港公司條例之披露規定妥為編製。

摩斯倫•馬賽會計師事務所
特許會計師
執業會計師

香港，二零零七年三月二十三日

A member of Moores Rowland International an association of independent accounting firms throughout the world

A member firm of Mazars

MAZARS

綜合收益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
營業額	2	**702,810**	422,590
銷售成本		**(509,718)**	(267,649)
毛利		**193,092**	154,941
利息收入		**2,326**	589
其他收入		**397**	8,313
		195,815	163,843
銷售及分銷開支		**(55,343)**	(42,212)
業務宣傳及市場推廣開支		**(4,635)**	(3,068)
經營及行政開支		**(76,419)**	(66,760)
其他經營開支		**(11,928)**	(13,237)
經營溢利		**47,490**	38,566
財務費用	3	**(2,859)**	(34)
除稅前溢利	3	**44,631**	38,532
稅項(扣除)／撥回	5	**(3,999)**	8,544
本公司股權持有人應佔年內溢利	6及19	**40,632**	47,076
EBITDA	7	**57,205**	45,216
每股盈利	8		
基本		**0.09港元**	0.10港元
攤薄		**不適用**	不適用

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、機器及設備	9	**17,117**	12,144
無形資產	10	**51,659**	–
遞延税項資產	23	**10,866**	10,881
		79,642	23,025
流動資產			
貿易及其他應收款項	12	**86,630**	67,140
已抵押存款	13	**1,547**	2,476
銀行結餘及現金		**100,362**	58,742
		188,539	128,358
流動負債			
貿易及其他應付款項	14	**99,686**	59,502
銀行借款之即期部份	15	**9,188**	–
財務租賃承擔之即期部份	16	**198**	191
税項撥備		**3,996**	–
		113,068	59,693
流動資產淨值		**75,471**	68,665
總資產減流動負債		**155,113**	91,690
非流動負債			
銀行借款	15	**22,577**	–
財務租賃承擔	16	**419**	618
資產淨值		**132,117**	91,072
資本及儲備			
股本	17	**4,709**	4,709
儲備	19	**127,408**	86,363
權益總額		**132,117**	91,072

經由董事會於二零零七年三月二十三日批准及授權發佈

董事
衛斯文

董事
Kuldeep Saran

資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、機器及設備	9	**5,387**	3,555
附屬公司權益	11	**75,787**	65,373
		81,174	68,928
流動資產			
貿易及其他應收款項	12	**1,389**	2,079
已抵押存款	13	**886**	1,369
銀行結餘及現金		**30,227**	21,603
		32,502	25,051
流動負債			
貿易及其他應付款項	14	**2,011**	2,669
流動資產淨值		**30,491**	22,382
資產淨值		**111,665**	91,310
資本及儲備			
股本	17	**4,709**	4,709
儲備	19	**106,956**	86,601
權益總額		**111,665**	91,310

經由董事會於二零零七年三月二十三日批准及授權發佈

董事
衛斯文

董事
Kuldeep Saran

綜合權益變動表

截至二零零六年十二月三十一日止年度

	股本 千港元	股份溢價 千港元	匯兑儲備 千港元	股本 贖回儲備 千港元	實繳盈餘 千港元	累計溢利／ (虧損) 千港元	權益總額 千港元
於二零零五年 一月一日	4,709	23,461	(1,384)	6	607,462	(590,631)	43,623
換算海外附屬公司時 之匯兑差額	–	–	373	–	–	–	373
年內溢利	–	–	–	–	–	47,076	47,076
於二零零五年 十二月三十一日	4,709	23,461	(1,011)	6	607,462	(543,555)	91,072
換算海外附屬公司時 之匯兑差額	–	–	413	–	–	–	413
年內溢利	–	–	–	–	–	40,632	40,632
儲備間之轉撥	–	–	–	–	(523,973)	523,973	–
於二零零六年 十二月三十一日	**4,709**	**23,461**	**(598)**	**6**	**83,489**	**21,050**	**132,117**

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
經營業務			
經營業務所得現金	20	**75,932**	20,026
已付所得稅		**(71)**	–
已收利息		**2,326**	589
已付利息		**(2,832)**	–
財務租賃承擔之利息		**(27)**	(34)
經營業務所得現金淨額		**75,328**	20,581
投資業務			
支付無形資產		**(56,070)**	–
購買物業、機器及設備		**(10,212)**	(9,045)
出售物業、機器及設備所得款項		**72**	32
出售可供出售投資所得款項		**–**	2,640
投資業務所用現金淨額		**(66,210)**	(6,373)
融資業務			
新增銀行貸款		**46,800**	–
償還銀行貸款		**(15,035)**	–
償還財務租賃承擔		**(192)**	(184)
融資業務所得／(所用)現金淨額		**31,573**	(184)
現金及現金等值項目增加淨額		**40,691**	14,024
於一月一日之現金及現金等值項目		**61,218**	47,194
於十二月三十一日之現金及現金等值項目		**101,909**	61,218
現金及現金等值項目之結餘分析			
已抵押存款		**1,547**	2,476
銀行結餘及現金		**100,362**	58,742
		101,909	61,218

公司資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司（「聯交所」）上市。本公司之主要營業地點為香港中環皇后大道中15號置地廣場告羅士打大廈3705室。本公司之主要業務為投資控股。本公司主要附屬公司之詳情載於財務報表附註11。

1. 主要會計政策

編製基準

本財務報表乃根據香港會計師公會（「香港會計師公會」）頒佈之香港財務報告準則（「香港財務報告準則」），包括所有適用之個別香港財務報告準則、香港會計準則及詮釋、香港普遍採納之會計原則、香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則（「上市規則」）之相關披露規定而編撰。

編製本財務報表之基準與二零零五年財務報表所採納者一致。採納與本集團有關並且由本年度起生效之新增／經修訂香港財務報告準則對本集團於本年度及以往年度之業績及財務狀況並無重大影響。本集團採納之主要會計政策概要載列如下。

此等財務報表乃按歷史成本而編撰。

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。

於年內購入或出售之附屬公司業績分別由實際收購日起入賬至實際出售日止。

集團內公司間之所有交易及結餘已於編製綜合賬目時對銷。

非全資擁有附屬公司之少數股東應佔虧損乃按少數股東各自擁有之股權入賬。本集團會承擔任何超逾少數股東所佔附屬公司權益之差額及任何適用於少數股東之其他虧損。

附屬公司

附屬公司為本集團或本公司有權直接或間接監管其財務及營運政策，從而在其業務中獲益之公司。

於本公司之資產負債表內，附屬公司投資按成本扣除累計減值虧損入賬。投資之賬面值乃按個別投資減至其各自可收回數額。本公司按已收及應收股息將附屬公司業績入賬。

1. 主要會計政策 *(續)*

物業、機器及設備

物業、機器及設備乃按成本減累計折舊及累計減值虧損列賬。

物業、機器及設備之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。維修及保養費用乃於其產生年度自收益表扣除。

物業、機器及設備乃按其自可供使用之日期起計至下文所述之估計可使用年期，並扣除估計剩餘價值後，按下列折舊年率以直線法撇銷其扣除累計減值虧損之成本：

租賃物業裝修	剩餘租期
機械及設備	20%-33%
辦公室設備、傢俬及裝置	20%-33%
汽車	20%

財務租賃下所持有之資產乃按其估計可使用年限或租約年期(以較短者為準)予以折舊。

無形資產

獨立收購之無形資產

獨立收購而具固定可使用年期之無形資產按成本扣除累計攤銷及累計減值虧損入賬。該等無形資產乃以直線法按估計其可使用年期進行攤銷。估計可使用年期及攤銷方法乃於各全年申報期間結束時檢討，估計變動之影響按預先計提之基準入賬。

研發成本

研究成本於產生時支銷。開發活動涉及於計劃或設計中應用研究成果，以生產嶄新或得到重大改良之產品及程序。倘有關產品或程序於技術層面及商業角度皆為可行，而本集團具備充足資源以完成開發工作，則開發活動之成本會資本化。資本化之開支包括物料成本、直接勞工及適當比例之經常費用。其他開發開支於產生之期間時確認。當資產可供使用時，資本化的開發成本予以攤銷，並須按與獨立收購之無形資產相同之基準接受減值檢討。

金融工具

財務資產及財務負債在本集團按交易日基準就相關工具訂立合約條款時確認。財務資產及財務負債按下列方式計量：

貸款及應收款項

貸款及應收款項(包括貿易及其他應收款項)指並無於活躍市場報價且並非為買賣而持有之具有固定或可釐定付款金額之非衍生財務資產。該等貸款及應收款項以實際利率法按攤銷成本列賬，惟倘應收款項為免息貸款及無固定還款期或其折現影響並不重大則除外。其時，應收款項按成本扣除減值虧損入賬。攤銷成本已計算在到期年內任何收購折讓或溢價。因取消確認、減值或透過攤銷程序所產生之盈虧計入收益表。

財務資產減值

本集團於各結算日評估有否客觀證據顯示財務資產出現減值。財務資產之減值虧損按攤銷成本入賬，而攤銷成本則為資產賬面值與按財務資產原訂實際利率折現之估計未來現金流量的現值兩者間之差異。

1. 主要會計政策（續）

金融工具（續）

財務負債

本集團之財務負債包括貿易及其他應付款項、銀行貸款及其他借款以及財務租賃承擔。所有財務負債初步按其公平值確認，其後以實際利率法按攤銷成本計量，惟倘折現之影響不重要時，財務負債則按成本入賬。

財務資產在本集團財務資產之未來現金流量合約權利到期或本集團將其未來現金流量合約權利轉讓予第三方時方會不再確認。財務負債僅會於清償債務時不再確認。

現金等值項目

就現金流量表而言，現金等值項目指可隨時轉為已知數額現金且價值變動風險不大之短期高流動投資（銀行透支除外）。

非財務資產之減值

於各個結算日，本集團均會檢討其物業、機器及設備、具固定使用年期之無形資產及於附屬公司之投資之賬面值，以釐訂該等資產可有出現減值虧損或早前已確認不再存在或減少之減值虧損。倘資產之估計可收回金額低於其賬面值，則其賬面值將減至其可收回金額。減值虧損即時確認為開支。

倘某項減值虧損其後撥回，則該項資產之賬面值將增至重新估計之可收回金額，惟以增加後之賬面值不得超逾該項資產於過往年度並無減值虧損所釐定之賬面值為限。減值虧損撥回時將即時確認為收入。

收益確認

收益乃於本集團可取得經濟利益及得以可靠地計算收益時確認。

電訊業務之收入乃於向客戶提供服務時確認。

利息收入乃未償還本金以適用之實際利率按時間比例計算。

租賃

凡絕大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

根據財務租賃持有之資產按租賃資產之公平值或最低租賃付款之現值（以較低者為準）確認為資產。對出租人之相關負債在資產負債表列作財務租賃承擔。財務費用指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

根據經營租賃應付之租金乃按租約期限以直線法確認為開支。

租賃獎勵於收益表確認為就使用租賃資產而議定之代價淨額之一部份。

1. 主要會計政策 *(續)*

外幣換算

本集團旗下每一公司之財務報表項目按該公司經營所在主要經濟環境之貨幣(「功能貨幣」)列值。綜合財務報表則以港元呈列(本公司之功能貨幣及呈列貨幣)。

外幣交易按有關交易日之匯率換算為功能貨幣。因結算該等交易及因按年結日匯率換算以外幣計值之貨幣資產及負債而產生之外匯損益於收益表確認。

於綜合賬目時,以港元(呈列貨幣)以外之貨幣結算之海外公司之財務報表乃按結算日之概約匯率換算,而收益表則按當年平均匯率換算。該一切匯兑差額均確認為權益內之獨立部份。

稅項

現行所得稅乃根據本年度之業績計算,並就毋須課稅或不獲寬減之項目作出調整。所得稅乃採用結算日當天生效或實質生效之稅率計算。

遞延稅項按財務報表中資產及負債於結算日之稅基與其賬面值之間之暫時性差異,以負債法撥備。惟倘遞延稅項乃因初步確認一項交易(而非業務合併)之資產或負債而產生,且當時該項交易對會計溢利及應課稅損益未造成影響,則不予入賬。

遞延稅項負債或資產根據於結算日已頒佈或實際上已頒佈之稅率及稅務法例,按預期適用於已收回資產或清還負債期間之稅率計算。倘日後應課稅溢利可能會用於抵銷可扣減之暫時性差異、稅項虧損及稅項撥回,則遞延稅項資產會確認入賬。

退休福利計劃

自二零零零年十二月起,本集團(海外附屬公司除外)為其香港全職僱員設立提供退休福利之強制性公積金(「強積金」)計劃。退休福利計劃之供款責任於其發生時在收益表內確認為開支。該計劃之資產與本集團之其他資產分開,由獨立受託人持有。

根據強積金計劃,本集團及各合資格僱員均須每月作出供款,供款額為僱員每月基本收入之5%,而各方每月之供款上限為1,000港元(「強制性供款」),彼等亦可選擇作出額外供款(「自願性供款」)。倘僱員選擇作出自願性供款,本集團亦將作出相等之額外供款,上限為1,000港元。

根據強積金計劃,僱員有權按香港強制性公積金計劃條例之規定取回本集團之強制性供款及待於本集團服務滿一年後,僱員有權獲取本集團100%之自願性供款。

海外附屬公司亦已根據有關機關所訂明之法例規定,為彼等之僱員設立其退休金計劃或類似安排。

於結算日,本集團並無因僱員脱離強積金計劃而產生重大之沒收自願性供款,而該沒收供款可用作削減本集團於未來年度應付之供款。

1. 主要會計政策 *(續)*

以股份為基礎之付款

僱員獲授之購股權之公平值確認為僱員成本，並在權益內之資本儲備作相應增加。公平值乃於購股權授出日期計算，並計及授出購股權之條款及條件。倘僱員須符合歸屬期條件方可無條件享有該等購股權，預計公平值總額在歸屬期內攤分入賬，並已考慮購股權歸屬之或然率。

估計可歸屬購股權之數目須在歸屬期內作出檢討。除非原本僱員開支符合資產確認要求，否則任何已在過往年度確認之累計公平值之調整均須在檢討期內之收益表支銷或回撥，並在權益作相應調整。於歸屬日，確認為開支之金額按歸屬購股權之實際數目作調整，並在權益內作相應調整。

關連方

倘某位人士(a)是直接或間接透過一位或多位中間人控制本集團，或受本集團控制或與本集團共同受控制，或於本集團擁有可對本集團施加重大影響之權益或共同控制本集團；(b)為本集團之聯繫人；(c)為本集團投資之合營企業；(d)為本集團之主要管理人員之一；(e)是指(a)或(d)所述任何人士之近親；(f)是指(d)或(e)所述任何人士直接或間接控制、共同控制或有重大影響或擁有其重大表決權之實體；或(g)為代表本集團或與本集團有關連之任何實體之僱員利益之僱用後福利計劃，則該人士為本集團之關連方。

關鍵會計估計及判斷

呆壞賬撥備

本集團之呆壞賬撥備政策乃根據對應收款項之可收回性及賬齡分析之評估並按管理層之判斷釐定。於評估該等應收款項之最終變現情況時，須作出很大程度之判斷，包括評估每名客戶現時之信貸情況及過往之收回記錄。倘該等客戶之財政狀況轉壞，以致減弱彼等之付款能力，則須作出額外撥備。

確認遞延稅項資產

主要由未動用結轉稅項虧損產生之遞延稅項資產，僅會在根據所有可取得憑證預期日後可能有足夠應課稅溢利扣減未動用稅項虧損之情況下，方予確認。遞延稅項資產之確認主要涉及該遞延稅項資產之法定附屬公司之未來表現加以判斷。其他不同因素亦予以評估，以考慮是否具有力證據證明部份或全部遞延稅項資產最終有可能會變現，例如存在應課稅暫時性差異、稅務規劃策略及可動用估計稅項虧損之期間。遞延稅項資產之賬面值及有關財務模式與預算會於每個結算日檢討，若有足夠有力之證據證明在可動用期內有應課稅溢利可扣減結轉稅項虧損，屆時將增加資產結餘，並確認於收益表內。

香港財務報告準則之未來變動

於授權此等財務報表之日期，本集團並無提前採納香港會計師公會頒佈而對本年度尚未生效之新增／經修訂準則及詮釋。本集團預期，在將來採納該等新增／經修訂之香港財務報告準則不會對本集團之業績造成重要影響。

2. 營業額及收益

按種類確認之營業額及收益分析如下：

	本集團	
	二零零六年 千港元	二零零五年 千港元
營業額		
電訊業務收入	**696,494**	414,072
其他收益	**6,316**	8,518
	702,810	422,590
利息收入	**2,326**	589
收益	**705,136**	423,179

3. 除稅前溢利

此乃已扣除／(計入) 下列各項後列賬：

	本集團	
	二零零六年 千港元	二零零五年 千港元
(a) **財務費用**		
銀行貸款及其他借款之利息，須於五年內全數償還	**2,832**	–
財務租賃承擔之融資費用	**27**	34
	2,859	34
(b) **員工成本**		
僱員薪金及其他福利	**69,343**	62,995
退休福利計劃之供款	**2,005**	1,860
	71,348	64,855
(c) **其他項目**		
核數師酬金	**1,897**	928
減：已資本化之非核數服務費用	**(730)**	–
	1,167	928
無形資產攤銷，已列入其他經營開支內	**4,411**	–
已提供服務之成本	**509,718**	267,649
物業、機器及設備折舊	**5,304**	4,756
呆賬撇銷及撥備	**1,685**	4,694
出售物業、機器及設備之盈利	**(8)**	(27)
物業之經營租賃費用	**5,475**	4,204
匯兌(盈利)／虧損淨額	**(618)**	597
出售可供出售投資之盈利，已列入其他收入內	–	(5,200)
可供出售投資之減值虧損	–	1,894

4. 董事及高級行政人員酬金

本公司董事已收及應收之酬金總額如下：

	二零零六年			
	董事袍金	**薪金、離職金及其他酬金**	**退休福利計劃之供款**	**合計**
	千港元	*千港元*	*千港元*	*千港元*
執行董事				
衛斯文	–	1,500	24	1,524
Kuldeep Saran	–	1,826	24	1,850
林祥貴	–	1,950	24	1,974
非執行董事				
許博志	–	–	–	–
獨立非執行董事				
韋雅成	100	–	–	100
高來福 太平紳士	200	–	–	200
Gerald Clive Dobby	100	–	–	100
	400	**5,276**	**72**	**5,748**

	二零零五年			
	董事袍金	薪金、離職金及其他酬金	退休福利計劃之供款	合計
	千港元	*千港元*	*千港元*	*千港元*
執行董事				
衛斯文	–	1,500	24	1,524
Kuldeep Saran	–	1,500	24	1,524
林祥貴	–	1,794	24	1,818
非執行董事				
許博志	–	–	–	–
獨立非執行董事				
韋雅成	100	–	–	100
Matthew Brian Rosenberg	100	–	–	100
高來福 太平紳士	100	–	–	100
Gerald Clive Dobby	4	–	–	4
	304	4,794	72	5,170

4. 董事及高級行政人員酬金 *(續)*

最高薪人員酬金

五位*(二零零五年：六位)*最高薪人員當中，包括兩位*(二零零五年：三位)*董事，其酬金詳情已載於上文。其餘三位*(二零零五年：三位)*人員之酬金總額如下：

	二零零六年	二零零五年
	千港元	*千港元*
薪金、離職金及其他酬金	**5,116**	5,164
退休福利計劃之供款	**122**	79
	5,238	5,243

三位*(二零零五年：三位)*最高薪人員之酬金均介乎1,500,001港元至2,000,000港元之範圍。

本公司之執行董事連同上述三位*(二零零五年：三位)*最高薪人員就披露用途，均被視作本集團之主要管理人員。

5. 稅項(扣除)／撥回

由於本集團於年內之應課稅溢利已全數被往年積存之承前稅項虧損抵銷，因此並無對香港利得稅作出撥備。

海外稅項乃指若干附屬公司根據其經營所在國家適用之稅率計算之所得稅。

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
現行稅項		
海外所得稅	**(3,964)**	–
遞延稅項		
折舊免稅額	**(9)**	(69)
稅項虧損	**(26)**	8,613
	(35)	8,544
	(3,999)	8,544

有關本集團遞延稅項之詳情載於附註23。

5. 稅項(扣除)/撥回(續)

有效稅率之對賬

	本集團	
	二零零六年	二零零五年
	%	%
適用稅率	**27**	18
不可扣減之開支	**3**	16
免稅收益	**(4)**	(17)
本年度出現之未確認稅項虧損	**5**	3
運用較早前未確認之稅項虧損	**(17)**	(6)
確認較早前未確認之稅項虧損	**(2)**	(11)
確認較早前未確認之遞延稅項資產	**(4)**	(25)
其他	**1**	–
年內有效稅率	**9**	(22)

此適用稅率是指本集團經營之地區所行使之平均稅率。

6. 本公司股權持有人應佔溢利

本公司股權持有人應佔溢利包括已計入本公司財務報表之溢利20,355,000港元*(二零零五年:17,667,000港元)*。

7. EBITDA

EBITDA指未扣除利息開支、稅項、折舊、攤銷及減值前之盈利。

8. 每股盈利

截至二零零六年十二月三十一日止年度之每股基本盈利,乃根據本公司股權持有人應佔綜合溢利40,632,000港元*(二零零五年:47,076,000港元)*及年內之已發行股份470,894,200股*(二零零五年:470,894,200股)*計算。

由於購股權之行使價高於股份之平均市場價格,因此並無呈列截至二零零六年及二零零五年十二月三十一日止年度之每股攤薄盈利。

9. 物業、機器及設備

	本集團				
	租賃物業裝修 千港元	機械及設備 千港元	辦公室設備、傢俬及裝置 千港元	汽車 千港元	合計 千港元
賬面值對賬					
於二零零五年一月一日	–	3,011	4,905	–	7,916
匯兌調整	–	(1)	(55)	–	(56)
添置	2,091	3,856	3,098	–	9,045
出售	(752)	(165,764)	(3,228)	–	(169,744)
出售時撥回累計折舊	752	165,764	3,223	–	169,739
折舊	(75)	(2,179)	(2,502)	–	(4,756)
於二零零五年十二月三十一日	2,016	4,687	5,441	–	12,144
賬面值對賬					
於二零零六年一月一日	2,016	4,687	5,441	–	12,144
匯兌調整	–	(1)	130	–	129
添置	–	5,086	2,326	2,800	10,212
出售	–	–	(124)	–	(124)
出售時撥回累計折舊	–	–	60	–	60
折舊	(685)	(2,100)	(1,959)	(560)	(5,304)
於二零零六年十二月三十一日	**1,331**	**7,672**	**5,874**	**2,240**	**17,117**
代表：					
成本	2,091	44,730	21,301	–	68,122
累計折舊	(75)	(40,043)	(15,860)	–	(55,978)
於二零零六年一月一日	2,016	4,687	5,441	–	12,144
成本	2,091	50,277	24,257	2,800	79,425
累計折舊	(760)	(42,605)	(18,383)	(560)	(62,308)
於二零零六年十二月三十一日	**1,331**	**7,672**	**5,874**	**2,240**	**17,117**

於二零零六年十二月三十一日，本集團物業、機器及設備之賬面值包括根據財務租賃持有之資產596,000港元*（二零零五年：794,000港元）*。

9. 物業、機器及設備(續)

	本公司			
	租賃物業裝修	**辦公室設備、傢俬及裝置**	**汽車**	**合計**
	千港元	*千港元*	*千港元*	*千港元*
賬面值對賬				
於二零零五年一月一日	–	153	–	153
添置	1,631	1,866	–	3,497
出售	–	(1,282)	–	(1,282)
出售時撥回累計折舊	–	1,279	–	1,279
折舊	–	(92)	–	(92)
於二零零五年十二月三十一日	1,631	1,924	–	3,555
賬面值對賬				
於二零零六年一月一日	1,631	1,924	–	3,555
添置	–	393	2,800	3,193
出售	–	(33)	–	(33)
出售時撥回累計折舊	–	33	–	33
折舊	(593)	(208)	(560)	(1,361)
於二零零六年十二月三十一日	**1,038**	**2,109**	**2,240**	**5,387**
代表:				
成本	1,631	2,347	–	3,978
累計折舊	–	(423)	–	(423)
於二零零六年一月一日	1,631	1,924	–	3,555
成本	1,631	2,707	2,800	7,138
累計折舊	(593)	(598)	(560)	(1,751)
於二零零六年十二月三十一日	**1,038**	**2,109**	**2,240**	**5,387**

10. 無形資產

	本集團		
	開發成本	**客戶合約**	**總計**
	千港元	*千港元*	*千港元*
賬面值對賬			
添置	3,137	52,933	56,070
攤銷	—	(4,411)	(4,411)
於二零零六年十二月三十一日	**3,137**	**48,522**	**51,659**
代表：			
成本	3,137	52,933	56,070
累計攤銷	—	(4,411)	(4,411)
於二零零六年十二月三十一日	**3,137**	**48,522**	**51,659**

開發成本代表於二零零六年就開發以IP為基礎的通訊產品及服務所錄得之成本，有關服務已於二零零六年十二月推出。開發成本將於二零零七年開始攤銷。

客戶合約代表根據與第三方訂立資產收購協議所購入之無形資產。根據該協議，收購若干與在美國提供長途電訊服務有關之電訊服務資產，並將成本資本化及按直線法於五年內攤銷。

11. 附屬公司權益

	本公司	
	二零零六年	二零零五年
	千港元	*千港元*
非上市股份，按成本	–	–
應收附屬公司款項	**683,683**	700,720
減：撥備	**(607,896)**	(635,347)
	75,787	65,373

應收附屬公司之款項為無抵押、免息及無固定償還期，惟57,948,000港元*(二零零五年：57,948,000港元)*之款項乃按年息5.5厘計息、無抵押且須於二零零八年四月二十三日償還。應收款項之賬面值與其公平值相若。

11. 附屬公司權益(續)

於結算日之主要附屬公司之詳情如下:

附屬公司名稱	註冊成立/經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
ZONE USA, Inc.	美國	10美元	—	100%	投資控股
ZONE Telecom Pte Ltd	新加坡	100,000坡元	—	100%	提供電訊服務
ZONE Telecom, Inc.	美國	10美元	—	100%	提供電訊服務
ZONE Resources Limited	英屬處女群島	1美元	—	100%	提供以IP為基礎的通訊服務
ZONE Limited	香港	2港元	—	100%	提供電訊服務
ZONE Global Limited	英屬處女群島	1美元	—	100%	投資控股
ZONE Channel Services Limited	香港	2港元	—	100%	提供市場推廣及宣傳服務
speedinsure.com Limited	香港	10,000港元	—	70.3%	提供銷售及履行交收服務
speedinsure Global Limited	英屬處女群島	10,102美元	—	70.3%	投資控股
e-Kong Pillars Holdings Limited	英屬處女群島	1美元	100%	—	投資控股
e-Kong Pillars Limited	英屬處女群島	1美元	—	100%	投資控股
Cyber Insurance Brokers Limited	香港	5,000,000港元	—	70.3%	保險經紀業務
China Portal Limited	英屬處女群島	1美元	—	100%	提供顧問服務

本公司董事認為,上述概要列出之附屬公司,乃對本集團之業績有重大影響或構成集團資產淨值之主要部份。董事認為,列出其他附屬公司之詳情會使本附註過於冗長。

12. 貿易及其他應收款項

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千港元	*千港元*	***千港元***	*千港元*
應收貿易款項	**76,119**	54,364	**–**	–
其他應收款項				
按金、預付款項及 其他應收款項	**10,511**	12,776	**1,389**	2,079
	86,630	67,140	**1,389**	2,079

本集團銷售之信貸期主要介乎30日至90日不等。貿易及其他應收款項包括應收貿易款項(已扣除呆壞賬撥備)，有關賬齡分析如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
即期	**68,042**	46,109
1至3個月	**7,858**	8,020
超過3個月但少於12個月	**219**	235
	76,119	54,364

本集團之信貸政策載於附註21。

13. 已抵押存款

於結算日，本集團及本公司分別抵押為數1,547,000港元*(二零零五年：2,476,000港元)*及886,000港元*(二零零五年：1,369,000港元)*之存款予銀行，作為其就本集團如期付款而向若干電訊營運商提供擔保之抵押。

14. 貿易及其他應付款項

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千港元	*千港元*	***千港元***	*千港元*
應付貿易款項	**44,924**	25,930	**–**	–
其他應付款項				
應計費用及其他應付款項	**54,762**	33,572	**1,232**	1,885
應付附屬公司款項	**–**	–	**779**	784
	99,686	59,502	**2,011**	2,669

應付附屬公司款項乃無抵押、免息且無固定還款期。

14. 貿易及其他應付款項 *(續)*

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	本集團	
	二零零六年 千港元	二零零五年 千港元
即期	**26,733**	16,756
1至3個月	**17,992**	9,011
超過3個月但少於12個月	**199**	163
	44,924	25,930

15. 銀行借款

	本集團	
	二零零六年 千港元	二零零五年 千港元
銀行貸款之還款期如下：		
一年內	**9,188**	–
一年後但於兩年內	**9,860**	–
兩年後但於五年內	**12,717**	–
	31,765	–

	本集團	
	二零零六年 千港元	二零零五年 千港元
呈報為：		
流動負債	**9,188**	–
非流動負債	**22,577**	–
	31,765	–

貸款規定須每月償還本金及利息118,575美元，亦規定每季支付之款項相等於上一季EBITDA之10%。貸款之年利率為7厘，並由美國之兩間附屬公司的所有資產作抵押。該等資產之總賬面值為172,502,000港元（包括為數48,522,000港元之無形資產、為數9,588,000港元之物業、機器及設備、為數69,706,000港元之貿易及其他應收款項以及為數44,686,000港元之銀行結餘及現金）。

16. 財務租賃承擔

須償還之財務租賃承擔如下所列：

	本集團			
	最低租賃付款		最低租賃付款之現值	
	二零零六年 千港元	二零零五年 千港元	**二零零六年 千港元**	二零零五年 千港元
財務租賃之到期日為：				
一年內	**218**	218	**198**	191
一年後但於兩年內	**218**	218	**198**	198
兩年後但於五年內	**217**	436	**221**	420
	653	872	**617**	809
未來財務費用	**(36)**	(63)	**–**	–
租賃承擔之現值	**617**	809	**617**	809

	本集團	
	二零零六年 千港元	二零零五年 千港元
呈報為：		
流動負債	**198**	191
非流動負債	**419**	618
	617	809

財務租賃須按60次分期付款，並於二零零九年十二月到期，而年息為3.7厘。財務租賃之賬面值與其公平值相若。

17. 股本

	二零零六年		二零零五年	
	股份數目	**金額**	股份數目	金額
		千港元		*千港元*
法定				
普通股				
於一月一日及十二月三十一日,每股面值0.01港元	**12,000,000,000**	**120,000**	12,000,000,000	120,000
已發行及繳足				
普通股				
於一月一日及十二月三十一日,每股面值0.01港元	**470,894,200**	**4,709**	470,894,200	4,709

18. 購股權

(a) 本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃(「舊購股權計劃」),本公司董事可按該計劃規定之條款及條件,酌情邀請本集團之合資格僱員(包括本公司之執行董事)接納可認購本公司股份之購股權。舊購股權計劃已於二零零二年六月二十八日舉行之股東特別大會上被終止,惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日,本公司採納一項新購股權計劃(「新購股權計劃」)。根據新購股權計劃,本公司董事可按該計劃規定之條款及條件,酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及/或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

(b) 附屬公司

於二零零二年六月二十八日,本公司就其附屬公司之購股權計劃採納計劃規則及程序(「附屬公司計劃規則及程序」)。根據附屬公司計劃規則及程序,各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此,各有關附屬公司之董事會可酌情授出購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及/或(ii)全權信託對象包括任何上述人士之任何全權信託。自採納附屬公司計劃規則及程序以來,概無附屬公司根據附屬公司計劃規則及程序之條款及條件動用其購股權計劃權力。

18. **購股權** *(續)*

主要條款概要

新購股權計劃與附屬公司計劃規則及程序之主要條款概述如下：

(i) 目的

計劃旨在令董事會可向合資格參與者授出購股權，作為(i)表揚或確認合資格參與者曾經及將會為本集團作出之貢獻之鼓勵及／或獎勵及(ii)激勵有價值之僱員作出高水準表現，以提高長期股東價值。

(ii) 股數上限

根據計劃可授出之購股權(連同已行使及當時尚未行使之購股權)，加上根據本公司或有關附屬公司任何其他購股權計劃將授出之購股權所涉及股份總數，合共不得超逾於批准該計劃當日已發行股本10%(除非已根據計劃獲股東批准則作別論)。於二零零七年三月二十三日，根據新購股權計劃可供發行之本公司股份為13,674,261股，相等於本公司已發行股本約2.6%。

於截至授出購股權當日(包括該日)止任何12個月內，每名合資格參與者已獲發行及因行使根據計劃及任何其他購股權計劃獲授之購股權(包括已行使及尚未行使之購股權)而須獲發行之股份總數，不得超過當時已發行股份之1%。

(iii) 行使期及接納購股權之付款

購股權乃根據可於將由董事所釐定並通知各承授人之期限內，隨時按計劃之條款行使，而行使期不得超過自授出日期起計10年。

倘本公司於要約日期起計28日內之營業日，接獲新購股權計劃之承授人妥為簽署載有接納授出購股權要約之函件副本，或按附屬公司計劃規則及程序，承授人按董事會不時釐定之方式妥為接納授出購股權要約，以及向本公司支付1.00港元(或等值之美元)作為獲授購股權之代價，則購股權應視作已經授出並獲接納及生效。

18. 購股權 *(續)*

主要條款概要 *(續)*

(iv) 認購價之釐定基準

新購股權計劃

在計劃條款及上市規則之規限下，任何購股權之認購價不得少於以下之最高者(i)於授出日期股份在聯交所日報表之收市價；(ii)本公司股份於緊接授出日期前五個營業日在聯交所日報表之平均收市價；及(iii)本公司股份之面值。

附屬公司計劃規則及程序

在計劃條款及上市規則之規限下，任何購股權之認購價不得低於股份之面值，惟倘購股權擬根據美國稅務法例合資格成為獎勵性購股權，則其認購價不得低於計劃條款所述股份之公平市值。

(v) 計劃之剩餘年期

董事會可酌情決定計劃之有效及生效期，惟以採納計劃之日起計10年為限。

年內，本公司各董事、主要行政人員、主要股東、貨物或服務供應商或舊購股權計劃下合資格僱員以外之其他參與者概無持有任何購股權。

於結算日已授出但尚未行使之購股權詳情如下：

			購股權數目				
授出日期	行使期間	行使價 *港元*	於二零零五年一月一日	二零零五年內失效	於二零零五年十二月三十一日	二零零六年內失效	於二零零六年十二月三十一日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	15,000	–	15,000	–	15,000
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	7,500	–	7,500	–	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	370,000	(335,000)	35,000	–	35,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	147,500	(107,500)	40,000	–	40,000
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	30,000	–	30,000	–	30,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	20,000	–	20,000	–	20,000
合計			590,000	(442,500)	147,500	–	147,500

於二零零六年十二月三十一日尚未行使之購股權之行使價介乎1.20港元至3.30港元*（二零零五年：介乎1.20港元至3.30港元）*之間，剩餘加權平均合約期限為2.83年*（二零零五年：3.83年）*。

19. 儲備

	股份溢價	匯兌儲備	股本贖回儲備	實繳盈餘	累計溢利／(虧損)	合計
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
於二零零五年一月一日	23,461	(1,384)	6	607,462	(590,631)	38,914
換算海外附屬公司時之匯兌差額	–	373	–	–	–	373
年內溢利	–	–	–	–	47,076	47,076
於二零零五年十二月三十一日	23,461	(1,011)	6	607,462	(543,555)	86,363
換算海外附屬公司時之匯兌差額	–	413	–	–	–	413
年內溢利	–	–	–	–	40,632	40,632
儲備間之轉撥	–	–	–	(523,973)	523,973	–
於二零零六年十二月三十一日	**23,461**	**(598)**	**6**	**83,489**	**21,050**	**127,408**
本公司						
於二零零五年一月一日	23,461	–	6	607,462	(561,995)	68,934
年內溢利	–	–	–	–	17,667	17,667
於二零零五年十二月三十一日	23,461	–	6	607,462	(544,328)	86,601
年內溢利	–	–	–	–	20,355	20,355
儲備間之轉撥	–	–	–	(523,973)	523,973	–
於二零零六年十二月三十一日	**23,461**	**–**	**6**	**83,489**	**–**	**106,956**

於二零零五年十二月三十一日之實繳盈餘乃指本公司於二零零二年十一月進行股本重組而從股份溢價賬轉撥之數額。根據百慕達1981年公司法(經修訂)，實繳盈餘可供分派予股東，惟倘有理由相信出現下列情況，則本公司不得宣派或支付股息，或以實繳盈餘進行分派：

(i) 本公司在作出該付款後不能或將無法償還到期之負債；或

(ii) 本公司資產之可變現價值將因此少於其負債及已發行股本及股份溢價賬之總額。

根據二零零六年十二月二十一日之董事會決議案，523,973,000港元之實繳盈餘獲批准用於抵銷本公司之累計虧損。

19. 儲備 *(續)*

在符合上段所列之條件下，本公司於結算日可供分派予股東之儲備如下：

	二零零六年 千港元	二零零五年 千港元
實繳盈餘	**83,489**	607,462
累計虧損	**–**	(544,328)
	83,489	63,134

20. 經營業務所得現金

	本集團	
	二零零六年 千港元	二零零五年 千港元
除稅前溢利	**44,631**	38,532
利息收入	**(2,326)**	(589)
利息開支	**2,832**	–
財務租賃承擔之利息	**27**	34
折舊	**5,304**	4,756
無形資產攤銷	**4,411**	–
出售物業、機器及設備之盈利	**(8)**	(27)
出售可供出售投資之盈利	**–**	(5,200)
可供出售投資之減值虧損	**–**	1,894
呆賬撇銷及撥備	**1,685**	4,694
外匯變動之影響	**367**	461
營運資金變動：		
貿易及其他應收款項	**(21,175)**	(23,705)
貿易及其他應付款項	**40,184**	(824)
經營業務所得現金	**75,932**	20,026

21. 財務風險管理目的及政策

本集團之主要金融工具包括銀行借款、財務租賃、現金及短期存款。該等金融工具之主要目的為增加或保留本集團經營業務之財務資源。本集團亦擁有其業務活動直接產生之各種其他金融工具，如應收貿易款項及應付貿易款項等。

貨幣、信貸及流動資金風險乃於本集團日常業務過程中產生。本集團之管理層負責監控及管理該等風險，以確保及時有效地採取適當措施。下文載列監控該等風險之主要政策。

21. 財務風險管理目的及政策 *(續)*

貨幣風險

若干附屬公司之交易乃以外幣進行，因此本集團須承受外幣風險。由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兑美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。除美元外，本集團亦以新加坡元進行交易，本集團將密切監察新加坡元與美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。

信貸風險

本集團之信貸風險主要產生於貿易及其他應收款項。本集團管理層已制定一項信貸限額政策，並會持續監控信貸風險。為減低信貸風險，本集團管理層已建立信貸額度、信貸批准及其他監控程序，以確保能採取適當措施，收回逾期債項。

流動資金風險

本集團內個別營運單位須負責其本身之現金管理。為減低流動資金風險，本集團管理層會定期審閱營運單位之現時及預期流動資金要求，以確保其維持有充足現金儲備，能滿足其長短期流動資金需要。

22. 承擔

資本開支承擔

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
已訂約但未撥備（扣除已付按金）	**36**	2,400

經營租賃承擔

於結算日，根據不可撤銷之土地及樓宇經營租賃未來須支付之最低租賃付款總額如下：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千港元	*千港元*	***千港元***	*千港元*
一年內	**8,031**	4,645	**2,659**	2,275
第二至第五年（包括首尾兩年在內）	**10,369**	7,093	**1,997**	2,553
五年以上	**64**	–	**–**	–
	18,464	11,738	**4,656**	4,828

經營租賃付款主要指若干辦公物業及董事宿舍應付之租金。平均每隔二至六年便會磋商租約及釐定租金。

24. 分部資料(續)

(a) 按地區分部劃分(續)

截至二零零五年十二月三十一日止年度

	北美洲 千港元	亞太地區 千港元	綜合 千港元
營業額			
對外銷售	308,702	113,888	422,590
業績			
經營溢利	21,720	21,027	42,747
財務費用			(34)
其他經營收入及開支			(4,181)
除税前溢利			38,532
税項撥回			8,544
年內溢利			47,076
其他資料			
資本開支	4,679	4,366	9,045
折舊	2,377	2,379	4,756
主要非現金開支(折舊除外)	4,660	1,928	6,588
資產			
分部資產	85,238	66,145	151,383
負債			
分部負債	45,606	14,705	60,311

24. 分部資料 *(續)*

(b) 按業務分部劃分

截至二零零六年十二月三十一日止年度

	電訊業務 *千港元*	其他 *千港元*	綜合 *千港元*
營業額			
對外銷售	696,494	6,316	702,810
業績			
經營溢利	57,792	6	57,798
財務費用			(2,859)
其他經營收入及開支			(10,308)
除稅前溢利			44,631
稅項扣除			(3,999)
年內溢利			40,632
其他資料			
資產			
－業務分部	229,908	383	230,291
－未予分配項目			37,890
			268,181
資本開支			
－業務分部	7,019	－	7,019
－未予分配項目			3,193
			10,212

24. 分部資料（續）

(b) 按業務分部劃分（續）

截至二零零五年十二月三十一日止年度

	電訊業務 *千港元*	**其他** *千港元*	**綜合** *千港元*
營業額			
對外銷售	414,072	8,518	422,590
業績			
經營溢利	42,503	244	42,747
財務費用			(34)
其他經營收入及開支			(4,181)
除税前溢利			38,532
税項撥回			8,544
年內溢利			47,076
其他資料			
資產			
一業務分部	119,819	396	120,215
一未予分配項目			31,168
			151,383
資本開支			
一業務分部	5,548	—	5,548
一未予分配項目			3,497
			9,045

25. 比較數字

若干收益表項目之分類已按下文所述更改：

- 為數19,933,000港元之銷售員工成本（包括於二零零五年財務報表之經營及行政開支內）已重新分類於銷售及分銷開支內以符合本年度之呈報方式。
- 計算二零零五年EBITDA時，出售物業、機器及設備之盈利為數27,000港元不作撇除，以符合本年度之計算方式。

本公司董事認為，修訂後的呈列方式能夠更貼切地反映該等項目於財務報表之性質／功能。

26. 結算日後事項

二零零七年二月十六日，本集團訂立配售及認購協議。據此，52,000,000股本公司股份乃按每股0.90港元之價格（需按有關之佣金、費用及支出予以調整）予以配售及認購。配售及認購協議之詳情已於本公司二零零七年二月十六日之公佈中披露。

二零零七年二月十六日，Cyberman Limited（本公司之全資附屬公司）、Cannizaro Hong Kong Limited（擔任其基金之投資經理）及ZONE Resources Limited（「ZRL」）訂立認購及股東協議。據此，Cannizaro按代價2,500,000美元認購或促使他人認購500股ZRL股份，相等於ZRL已發行股本之5%。ZRL仍然為本公司持有95%權益之附屬公司。認購及股東協議之詳情已於上述本公司之公佈中披露。

根據上述配售及認購協議以及認購及股東協議擬進行之交易已於二零零七年二月完成。

本集團業績與資產及負債概要

	本集團截至十二月三十一日止五個年度之業績				
	二零零六年 千港元	二零零五年 千港元	二零零四年 千港元	二零零三年 千港元	二零零二年 千港元
營業額	**702,810**	422,590	402,654	402,543	316,746
經營溢利／(虧損)	**44,631**	38,532	(132,976)	(20,756)	(188,185)
應佔聯營公司業績	**–**	–	–	–	1,911
除稅前溢利／(虧損)	**44,631**	38,532	(132,976)	(20,756)	(186,274)
稅項(扣除)／撥回	**(3,999)**	8,544	1,369	1,000	–
年內溢利／(虧損)	**40,632**	47,076	(131,607)	(19,756)	(186,274)
每股盈利／(虧損)					
基本	**0.09港元**	0.10港元	(0.28港元)	(0.04港元)	(0.74港元)
攤薄	**不適用**	不適用	不適用	不適用	不適用

	本集團於十二月三十一日之資產及負債				
	二零零六年 千港元	二零零五年 千港元	二零零四年 千港元	二零零三年 千港元	二零零二年 千港元
非流動資產	**79,642**	23,025	12,179	154,150	194,182
流動資產	**188,539**	128,358	92,763	81,666	90,794
資產總額	**268,181**	151,383	104,942	235,816	284,976
非流動負債	**22,996**	618	809	312	830
流動負債	**113,068**	59,693	60,510	58,890	87,776
負債總額	**136,064**	60,311	61,319	59,202	88,606
資產淨值	**132,117**	91,072	43,623	176,614	196,370

僅供參考－美國公認會計原則及香港公認會計原則之對賬

截至二零零六年十二月三十一日止年度

本集團之財務報表乃按香港公認會計原則(「香港公認會計原則」)編製，其與美國公認會計原則(「美國公認會計原則」)存在若干重大差異。香港公認會計原則及美國公認會計原則之重大差異主要有關下列項目：

購股權之賠償費用

本集團已採納香港財務報告準則第2號「以股份為基礎之付款」，有關之會計政策已載於財務報表附註1。

根據美國公認會計原則，截至二零零五年十二月三十一日止，本集團應已根據會計原則委員會意見第25號「發行股份予僱員之會計處理方法」(「APB第25號」)及有關詮釋，以內在價值法將其以股份為基礎之僱員賠償計劃列賬。根據APB第25號，購股權之賠償費用按其於授出日期之內在價值(即股份之市場報價高於行使價之溢價(如有))予以確認，並按歸屬期攤銷。倘僱員僅因終止僱用而喪失購股權，則任何之前已確認之賠償費用將於終止期間撥回。因此，於舊購股權計劃若干參與者終止僱用後，截至二零零五年十二月三十一日止年度應已撥回股份賠償費用256,000港元。由於並無參與者終止僱用，故於截至二零零六年十二月三十一日止年度內並無須予撥回之股份賠償費用。於二零零四年十二月，美國財務會計準則委員會頒佈了財務報告準則第123號「以股份為基礎之付款」(經修訂)(「SFAS第123號(經修訂)」)，該SFAS第123號(經修訂)於二零零五年十二月十五日後開始之首個全年會計期間之時對所有上市公司生效，並取代本集團於二零零六年一月一日前採納之APB第25號。由於所授出之所有購股權於SFAS第123號(經修訂)生效日期前已經歸屬，因此採納SFAS第123號(經修訂)對本集團之財務狀況及經營業績並無任何影響。

	截至十二月三十一日止年度		
	二零零六年	**二零零六年**	二零零五年
	千美元	***千港元***	*千港元*
股東應佔純利之對賬			
按香港公認會計原則呈報之股東應佔純利	**5,209**	**40,632**	47,076
按美國公認會計原則調整：			
撥回以往按美國公認會計原則確認之股份賠償費用	**–**	**–**	256
按美國公認會計原則呈報之股東應佔純利	**5,209**	**40,632**	47,332
按美國公認會計原則之每股基本盈利	**0.01美元**	**0.09港元**	0.10港元

	於十二月三十一日		
	二零零六年	**二零零六年**	二零零五年
	千美元	***千港元***	*千港元*
股東資本之對賬			
按香港公認會計原則呈報之股東資本	**16,938**	**132,117**	91,072
按美國公認會計原則調整：			
股份賠償費用	**(606)**	**(4,728)**	(4,728)
購股權賠償費用之額外繳足股本	**606**	**4,728**	4,728
按美國公認會計原則呈報之股東資本	**16,938**	**132,117**	91,072

股東資料

股東週年大會

二零零七年股東週年大會將於二零零七年五月十五日星期二上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行。股東週年大會通告於二零零七年四月四日刊登於英文虎報及星島日報，而副本刊載於二零零七年四月四日致本公司之股東(「股東」)之通函，並連同本二零零六年年報一併寄發予股東及其他收件人。

股東查詢

任何有關 閣下持股量之查詢，例如股份過戶、名稱或地址變更或遺失股票，應向股份過戶登記處提出：

於百慕達之股份過戶登記處	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
股份過戶登記處香港分處	秘書商業服務有限公司 香港 皇后大道東1號 太古廣場三座 25樓

任何有關 閣下持有本公司美國預託證券之查詢，應向存管處，紐約銀行提出，地址為101 Barclay Street, New York, NY 10286, USA。

投資者關係

如有查詢，歡迎聯絡：
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
e-Kong Group Limited
投資者關係組
電話號碼： +852 2801 7188
傳真號碼： +852 2801 7238
電郵： ir@e-kong.net

美國預託證券計劃

本公司已於二零零三年五月推出第一級美國預託證券計劃，據此，本公司之股份可以美元定價及報價，在美國以美國證券及股票代號「EKONY」買賣。

如欲查詢更多資料，可聯絡存管處，紐約銀行，地址為101 Barclay Street, New York, NY 10286, USA或瀏覽其網站www.adrbny.com或致電免費專線電話1-888-269-2377。

公司通訊

於二零零三年九月十五日，本公司向股東致函，請彼等選擇(其中包括)將來接收英文、中文或中英雙語之公司通訊。本二零零六年之年報之英文、中文或中英文本，將按股東之選擇寄發，倘股東尚未選擇，則按該函件所述之安排寄發。

股東亦可向本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓，索取本二零零六年年報之另一語言文本。如欲查詢更多資料，請聯絡秘書商業服務有限公司，電話號碼2980 1766或傳真號碼2861 1465。

A shareholder may also obtain this 2006 Annual Report in the language other than that he/she now receives upon request to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong. For further enquiries, please contact Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

本二零零六年年報之中英文文本，可於本公司網站下載，有關電子文本已呈交聯交所。

股東可隨時選擇接收印刷或電子版本之公司通訊。

如欲選擇接收英文、中文或中英文之本公司公司通訊、或接收電子版本通訊、或取消或修改以前之指示，股東可填妥及簽署本二零零六年年報書末所載及可於本公司網站下載之指示回條，並交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓。

關於將來收取公司通訊之
指示回條

致：　e-Kong Group Limited（「本公司」）
　　　由秘書商業服務有限公司轉交
　　　香港
　　　皇后大道東1號
　　　太古廣場三座25號

請只在指示回條中一個方格內劃上✓號

1.　**印刷形式**

(a)　*完整財務報告及其他公司通訊（英文、中文或中英文）*

於將來，

- ☐ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或
- ☐ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或
- ☐ 本人／吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

(b)　*財務摘要報告及其他公司通訊（英文、中文或中英文）*

於將來，

- ☐ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之英文印刷版本；或
- ☐ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之中文印刷版本；或
- ☐ 本人／吾等願意收取財務摘要報告（如有）及其他的公司通訊之中英文印刷版本。

2.　**電子形式**

☐ 於將來，本人／吾等願意以電子形式收取公司通訊以代替上文(a)及(b)段所述之任何或所有印刷文本：

本人／吾等之電郵地址：____________________

（通知發佈公司通訊適用）

☐ 本人／吾等願意更改本人／吾等之電郵地址如下：

本人／吾等之新電郵地址：____________________

（通知發佈公司通訊適用）

生效日期：____________________

簽署：____________________　日期：____________________

股東姓名：____________________

地址：____________________

聯絡電話號碼：____________________

附註：

1.　上述指示適用於將來寄發予本公司股東（「股東」）之所有公司通訊，直至　閣下於合理時間以書面通知本公司另作選擇為止。
2.　將來所有公司通訊之中英文版本均在本公司或本公司之股份過戶登記處香港分處秘書商業服務有限公司可供索閱。
3.　股東有權於任何合理時間以本指示回條作出書面通知，知會本公司或本公司之股份過戶登記處香港分處秘書商業服務有限公司，要求更改收取公司通訊之語言版本及形式。
4.　本指示回條之電子格式檔於本公司網頁登載。

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: **e-Kong Group Limited (the "Company")**
c / o Secretaries Limited
Level 25
Three Pacific Place
1 Queen's Road East
Hong Kong

Please tick only one box of this instruction slip

1. PRINTED FORM

(a) *Full Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ☐ I / we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR
- ☐ I / we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR
- ☐ I / we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b) *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ☐ I / we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR
- ☐ I / we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR
- ☐ I / we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

2. ELECTRONIC MEANS

- ☐ In future, I / we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in (a) and (b) above:

  My / Our E-mail Address: ______________________________

  (for notification of Corporate Communication release)

- ☐ I / We would like to change my / our E-mail Address as follows:

  My / Our New E-mail Address: ______________________________

  (for notification of Corporate Communication release)

  With effect from: ______________________________

Signature: ______________________ Date: ______________________

Name of Shareholder: ______________________________

Address: ______________________________

Contact telephone number: ______________________________

Notes:

1. The above instruction will apply to all future Corporate Communications to be sent to Shareholders of the Company ("Shareholders") until you notify the Company otherwise by reasonable notice in writing.
2. *All future Corporate Communications* in both the English and Chinese languages will be available from the Company or Secretaries Limited, the Company's branch share registrar in Hong Kong, upon request.
3. The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by reasonable notice in writing to the Company or Secretaries Limited, the Company's branch share registrar in Hong Kong, by using this instruction slip.
4. A soft copy of this instruction slip is available on the Company's website.

e-KONG Group Limited
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
電話：+ 852 2801 7188
傳真：+ 852 2801 7238
網址：www.e-kong.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 15 May 2007 at 10:00 a.m. is set out on pages 13 to 16 of this circular.

If you are not able to attend and/or vote at the meeting in person, you are requested to complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

4 April 2007

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 15 May 2007 at 10:00 a.m., and any adjournment thereof
"Board"	the board of Directors
"Bye-laws"	bye-laws of the Company as may be amended from time to time
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the proposed mandate to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution approving the said mandate
"Latest Practicable Date"	29 March 2007, being the latest practicable date for ascertaining certain information in this circular prior to the printing of this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Mandate"	the proposed mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the resolution approving the said mandate
"SFO"	the Securities and Futures Ordinance, Cap. 571, Laws of Hong Kong
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company

"Shareholder(s)"	holder(s) for the time being of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	Code on Takeovers and Mergers issued by the Securities and Futures Commission

In this circular, unless the context otherwise requires, words importing masculine gender include feminine and neutral genders, and vice versa.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

Directors:
Richard John Siemens *(Chairman)*
Kuldeep Saran *(Deputy Chairman)*
Lim Shyang Guey
William Bruce Hicks*
Shane Frederick Weir**
John William Crawford J.P.**
Gerald Clive Dobby**

* *Non-executive Director*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Office:
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

4 April 2007

To the Shareholders and, for information purposes only, option holders of the Company

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

INTRODUCTION

On 10 May 2006, general mandates were given to the Directors to issue Shares and to exercise all the powers of the Company to repurchase its Shares. These general mandates will lapse at the conclusion of the AGM. It is therefore proposed to refresh the general mandates to issue Shares and to repurchase Shares at the AGM.

The purpose of this circular is to provide you with information in relation to the resolutions to be proposed at the AGM for the approval of (i) granting of general mandates to the Directors to issue and to repurchase Shares and (ii) re-election of retiring Directors.

GENERAL MANDATE TO ISSUE SHARES

Separate ordinary resolutions will be proposed at the AGM to approve (i) the granting of the Issue Mandate to the Directors and (ii) the addition to the Issue Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate, in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so, details of which are respectively set out in the proposed Resolutions Nos. 4A and 4C in the notice of the AGM. The Directors have no present intention to issue any new Shares pursuant to the Issue Mandate.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors, details of which are set out in the proposed Resolution No. 4B in the notice of the AGM. The Shares which may be repurchased pursuant to the Repurchase Mandate are limited to a maximum of 10% of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate.

If the resolution for granting the Repurchase Mandate is passed at the AGM, the Repurchase Mandate will be in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable law or the Bye-laws to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules is set out in Appendix I to this circular. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether or not to vote for or against the ordinary resolution to grant the Repurchase Mandate to the Directors at the AGM.

RE-ELECTION OF RETIRING DIRECTORS

In accordance with bye-laws 86 and 87 of the Bye-laws and in compliance with the Listing Rules, Messrs. William Bruce Hicks, Shane Frederick Weir and John William Crawford shall retire by rotation at the AGM and, being eligible, offer themselves for re-election. Particulars of Mr. Hicks, Mr. Weir and Mr. Crawford are set out as follows:

Mr. William Bruce Hicks

William Bruce Hicks, 44, Non-executive Director, was appointed in December 2001. He is currently a founder of TPIZ Resources Limited, a Hong Kong-based firm which invests in and develops environmental projects in China. Mr. Hicks has been a director of various Distacom Group companies since 1994. Prior to that, Mr. Hicks worked at Hutchison Telecom in Hong Kong and Motorola Inc. in the United States. He holds a B.S.E.E. degree from Michigan Technological University and an M.B.A. from the International Management Institute in Geneva, Switzerland. Mr. Hicks was the Group Managing Director of SUNDAY Communications Limited ("SUNDAY", a public company previously listed in NASDAQ and Hong Kong

until 12 December 2006 and 20 December 2006 respectively) between 2001 and July 2005 and was the Chief Executive Officer of SUNDAY between July 2005 and June 2006. Save as disclosed above, Mr. Hicks did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Hicks had the following interests in the Shares as recorded in the register required to be kept under section 352 in Part XV of the SFO:

Capacity	Number of Shares held	Approximate percentage of shareholding
Personal	3,949,914	0.8%
Held by a controlled corporation	67,962,428 *(Note)*	13.0%

Note: 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

In accordance with the letter of appointment with Mr. Hicks, the term of his appointment shall, subject to applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 31 December 2008 provided always that either the Company or Mr. Hicks may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing. Under the said letter of appointment, Mr. Hicks is not entitled to any director's fee.

Save as disclosed above, Mr. Hicks does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. Shane Frederick Weir

Shane Frederick Weir, 52, Independent Non-executive Director, was appointed in August 2001. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. He has practiced in Hong Kong since 1985, including several years as an associate with Phillips & Vineberg. Mr. Weir is qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom and Hong Kong. Save as disclosed above, Mr. Weir did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Weir had the following interests in the Shares as recorded in the register required to be kept under section 352 in Part XV of the SFO:

Capacity	Number of Shares held	Approximate percentage of shareholding
Personal	10,000	0.0%

In accordance with the letter of appointment with Mr. Weir, the term of his appointment shall, subject to applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 31 December 2008 provided always that either the Company or Mr. Weir may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing. Mr. Weir is also a member of each of the audit committee and remuneration committee of the Company. Under the said letter of appointment, Mr. Weir is entitled to an annual director's fee of HK$150,000, which was determined by the Board with reference to the prevailing market level of remuneration for a similar position. Other than the aforesaid, Mr. Weir is not entitled to any other emoluments for holding office as an Independent Non-executive Director or as a member of any committees established by the Board.

Save as disclosed above, Mr. Weir does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. John William Crawford J.P.

John William Crawford J.P., 64, Independent Non-executive Director, was appointed in September 2004. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm. Since his retirement from accounting practice, Mr. Crawford has been particularly involved in the education sector, including setting up international schools and providing consulting services. He is actively involved in various community service organisations and is a Justice of the Peace. Mr. Crawford is also an independent non-executive director of Titan Petrochemicals Group Limited, a public company listed in Hong Kong, and Regal Portfolio Management Limited being the manager of Regal Real Estate Investment Trust, the units of which are listed in Hong Kong, and was an independent executive director of SUNDAY between November 2003 and December 2006. Save as disclosed above, Mr. Crawford did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Crawford did not have any interests in the Shares within the meaning of Part XV of the SFO.

In accordance with the letter of appointment with Mr. Crawford, the term of his appointment shall, subject to applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 31 December 2008 provided always that either the Company or Mr. Crawford may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing. Mr. Crawford is also the chairman of the audit committee and a member of the remuneration committee of the Company. Under the said letter of appointment, Mr. Crawford is entitled to an annual director's fee of HK$150,000 and also an annual service fee of HK$100,000 in respect of discharging his duties as the chairman of the audit committee, which were determined by the Board with reference to the prevailing market level of remuneration for a similar position. Other than the aforesaid, Mr. Crawford is not entitled to any other emoluments for holding office as an Independent Non-executive Director or as a member of any committees established by the Board.

Save as disclosed above, Mr. Crawford does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

ANNUAL GENERAL MEETING

A notice of the AGM is set out in Appendix II to this circular.

Pursuant to the Bye-laws, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

A form of proxy for use at the AGM is enclosed with this circular. If you are not able to attend and/or vote at the AGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate, the Repurchase Mandate, the extension of the Issue Mandate to the Shares repurchased pursuant to the Repurchase Mandate and re-election of the retiring Directors are in the best interests of the Company and the Shareholders and, accordingly, recommend you to vote in favour of the resolutions to be proposed at the AGM.

MISCELLANEOUS

As at the Latest Practicable Date, to the extent that the Company was aware of having made all reasonable enquiries, no Shareholder was required to abstain from voting under the Listing Rules on any of the proposed resolutions as set out in the notice of the AGM.

The English text of this circular and the accompanying proxy form shall prevail over the Chinese text in case of inconsistency.

Yours faithfully,
By order of the Board
Richard John Siemens
Chairman

This Appendix serves as an explanatory statement given to Shareholders, as required under the Listing Rules, in connection with the proposed Repurchase Mandate.

1. LISTING RULES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All repurchase of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of funds

Repurchases must be funded out of funds which are legally available for such purpose in accordance with the company's constitutional documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, the number of Shares in issue was 522,894,200. On the basis of such figure (assuming no further Shares are issued or repurchased following the Latest Practicable Date and prior to the date of the AGM), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 52,289,420 Shares.

3. REASON FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase by the Company would be derived from those funds legally permitted to be utilised by the Company in this connection in accordance with the Memorandum of Association of the Company and the Bye-laws and applicable laws of Bermuda. Under Bermuda law, a share purchase may only be effected by the Company out of the capital paid up on the purchased shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. In addition, no share purchase may take place if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

The Directors consider that there might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated financial statements of the Group for the year ended 31 December 2006, being the latest published accounts of the Company) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the Memorandum of Association of the Company and the Bye-laws and the applicable laws of Bermuda.

None of the Directors or, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

6. EFFECT OF TAKEOVERS CODE

If as a result of a repurchase of Shares by the Company pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks, directors of the Company, together with companies controlled by them, beneficially held totalling 254,930,203 Shares in the Company (representing approximately 48.75% of the issued share capital of the Company). Assuming the Repurchase Mandate is exercised in full and the number of Shares held by them remains unchanged, their shareholdings will be increased to approximately 54.17% of the issued share capital of the Company, and in such event it would give rise to an obligation on the part of Mr. Siemens, Mr. Saran and Mr. Hicks to make a mandatory offer pursuant to Rule 26 of the Takeovers Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefit of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that it will give rise an obligation on the part of Mr. Siemens, Mr. Saran and Mr. Hicks to make a mandatory offer pursuant to Rule 26 of the Takeovers Code, or the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

7. SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months preceding the Latest Practicable Date were as follows:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2006		
March	0.780	0.480
April	0.760	0.590
May	0.960	0.600
June	1.010	0.800
July	0.860	0.740
August	0.800	0.700
September	0.820	0.620
October	0.730	0.640
November	0.760	0.590
December	0.920	0.690
2007		
January	1.020	0.710
February	1.100	0.800
March (Up to the Latest Practicable Date)	1.330	0.870

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 15 May 2007 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2006 and the reports of directors and of the auditors thereon.

2. To re-elect retiring directors and to fix their remuneration.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

   A. "**THAT**:

   (a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 4 April 2007

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (a) the chairman of such meeting; or (b) at least three members of the Company ("Shareholders") present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

6. An explanatory statement containing further details regarding Resolution 4B above is being sent to members and other persons who are entitled thereto together with the Company's 2006 Annual Report.

i

C.　「**動議**待上文第4A及第4B項決議案獲通過後，謹此擴大本公司董事獲授並於當時有效以根據第4A項決議案配發、發行及處理本公司額外股份之一般權力，在本公司董事根據該一般授權而可能配發、發行及處理，或有條件或無條件同意將予配發、發行及處理之本公司股份總面值，加入本公司根據第4B項決議案所獲之授權而購回之本公司股本面值總額，惟所擴大之面值不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命
公司秘書
劉偉明

香港，二零零七年四月四日

附註：

1. 凡有權出席上述通告所召開之大會（或其任何續會）並於會上投票之股東，均有權委任一名代表代其出席大會及投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓，方為有效。

3. 填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回論。

4. 倘為任何股份之聯名登記股份持有人，其中一名聯名持有人可於大會上親身或委派代表就該等股份投票，猶如彼為唯一有權投票之持有人，惟倘超過一名聯名持有人親身或委派代表出席大會，則只有於本公司股東名冊中就該等股份而言排名較先之聯名持有人，方有權就該等股份投票。

5. 根據本公司之公司細則，提呈股東大會表決之決議案均須以舉手方式表決，惟於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(a)大會主席；或(b)最少三名親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且當時有權於會上投票的本公司股東（「股東」）；或(c)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(d)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決。

6. 載有關於上述第4B項決議案其他詳情之說明文件，正連同本公司二零零六年年報寄予各股東及有關人士。

「配售新股」指於本公司董事指定期間，向指定記錄日期名列本公司股東名冊之本公司股份持有人或任何類別股份持有人，按彼等當時所持股份或任何類別股份比例發售股份之建議，惟本公司董事可就零碎股份，或適用於本公司之任何地區法例之限制或責任，或當地任何認可監管機構或任何證券交易所之任何規定，作出其認為必要或權宜之豁免或其他安排。」

B.　**「動議：**

(a)　除本決議案第(b)段規限外，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力，根據所有適用法例及香港聯合交易所有限公司（「聯交所」）及（如適用）任何其他認可證券交易所不時修訂之證券上市規則之規定在聯交所或本公司股份可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所（「認可證券交易所」），購回本公司股份；

(b)　本公司根據本決議案第(a)段於有關期間購回之本公司股份總面值不得超過本決議案通過當日本公司已發行股本面值總額10%，而上述批准亦以此數額為限；及

(c)　就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早者之期間：

(i)　本公司下屆股東週年大會結束時；

(ii)　本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii)　本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。」

(c) 本公司董事會依據本決議案第(a)段所載批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)及發行之股本總面值，惟不包括因下列事項而發行之股份：

(i) 配售新股(定義見下文)；或

(ii) 根據本公司不時之公司細則進行以股代息計劃或類似安排，以配發股份替代本公司股份之全部或部份股息；或

(iii) 因任何購股權計劃授出之任何購股權獲行使或本公司股東當時採納及批准有關向本公司及／或其任何附屬公司之董事或僱員或其他合資格參加者授出或發行股份或可認購本公司股份之權利之類似安排；或

(iv) 行使本公司可能發行之任何認股權證或任何其他可換股證券所附認購權或兑換權，

不得超過本決議案通過當日本公司已發行股本面值總額20%，而上述批准亦以此數額為限；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

茲通告e-Kong Group Limited(「本公司」)將於二零零七年五月十五日星期二上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，藉以處理下列事項：

普通事項

1. 省覽及考慮截至二零零六年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選退任董事及釐定其酬金。

3. 聘任核數師，並授權董事會釐定其酬金。

特別事項

4. 考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. 「**動議：**

(a) 除本決議案第(c)段另有規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，以根據所有適用法例之規定配發、發行或以其他方式處理本公司股本中每股面值0.01港元之額外股份，或可轉換為股份之證券，或購股權、認股權證，或可認購任何股份之類似權利，並作出或授出可能需行使該等權力之建議、協議或購股權；

(b) 根據本決議案第(a)段所述之批准授權本公司董事於有關期間內作出或授出可能需於有關期間結束後行使該等權力之建議、協議或購股權；

8. 股價

股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下：

	每股股份價格	
	最高價	最低價
	港元	*港元*
二零零六年		
三月	0.780	0.480
四月	0.760	0.590
五月	0.960	0.600
六月	1.010	0.800
七月	0.860	0.740
八月	0.800	0.700
九月	0.820	0.620
十月	0.730	0.640
十一月	0.760	0.590
十二月	0.920	0.690
二零零七年		
一月	1.020	0.710
二月	1.100	0.800
三月(直至最後實際可行日期)	1.330	0.870

6. 收購守則之影響

倘股東所佔本公司投票權之權益比例因本公司根據購回授權購回股份而增加，則根據收購守則，該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東因是項股東權益增加而取得或鞏固本公司控制權，則(視乎股東權益增加之幅度而定)須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所知及所信，本公司董事衛斯文、Kuldeep Saran及許博志各位先生連同彼等控制之公司合共實益持有254,930,203股本公司股份(佔本公司已發行股本約48.75%)。假設全面行使購回授權，而彼等所持股份數目不變，則彼等之股權將增至佔本公司已發行股本約54.17%，其時衛斯文先生、Saran先生及許博志先生須根據收購守則第26條提出強制性收購建議。

董事將在彼等認為對股東有利之情況方會行使購回授權所賦予之權力購回股份。此外，董事現時無意行使購回授權，致使衛斯文先生、Saran先生及許博志先生須根據收購守則第26條提出強制性收購建議或致使公眾人士所持之股份數目降至低於上市規則規定之最低百分比25%。

7. 本公司購回股份

本公司於最後實際可行日期前六個月內，概無在聯交所或循其他途徑購回任何股份。

3. 購回之理由

儘管董事現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。該等購回可能會提高資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。只有在董事相信購回股份對本公司及股東有利之情況下方會進行購回。

4. 購回股份之資金

本公司購回股份所需資金必須由根據本公司組織章程大綱與公司細則及百慕達適用法例可合法由本公司用作此用途之資金撥付。根據百慕達法例，購買股份只能由所購買股份之繳足股本或本公司可用作派發股息或分派之本公司資金，或為此所發行新股所得款項中撥付。購買所支付超逾股份面值之溢價必須來自本公司可用作派發股息或分派之資金，或來自本公司之股份溢價賬。此外，倘若有合理證據證明本公司在購買當日或之後無力償還到期負債，則不得購買任何股份。

董事認為，倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資產負債比率水平構成重大不利影響(對照本集團截至二零零六年十二月三十一日止年度之經審核綜合財務報表所披露之有關狀況，該報表即本公司最近期公佈之賬目)。然而，倘購回股份會對董事認為本公司應不時具備之營運資金需求或資產負債水平構成重大不利影響，則董事不擬行使購回授權。

5. 董事之承諾

董事已向聯交所承諾，倘上市規則、本公司組織章程大綱與公司細則及百慕達適用法例適用，則只會根據上述規定行使購回授權。

各董事及(就董事所知，並在作出一切合理查詢後所知)彼等之任何聯繫人(定義見上市規則)目前無意於購回授權獲股東批准時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士(定義見上市規則)通知，表示彼等目前有意於購回授權獲股東批准時，向本公司出售任何股份，或已承諾不會作出此舉。

本附錄為根據上市規則之規定送呈各股東有關購回授權建議之說明函件。

1. 上市規則

上市規則准許以聯交所作為第一上市地位之公司，可在遵守若干限制下於聯交所購回其證券，其最重要之限制概述如下：

(a) 股東批准

以聯交所作為第一上市地位之公司如在聯交所購回證券，須事先通過普通決議案批准(不論是以該公司董事會獲授之一般授權進行上述購回或就特定交易作出之特別批准方式)。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金。

(c) 可購回股份之最高數目及其後之股份發行

公司可於聯交所購回之股份數目，最多不得超過有關批准購回股份之一般授權之決議案通過當日該公司已發行股本之10%。在未經聯交所批准之情況下，公司不得於緊隨在聯交所或循其他途徑購回股份後30日內發行新股份或宣佈發行新股份之建議，惟因行使於購回日期之前尚未行使之認股權證、購股權或規定公司須發行證券之類似文據而發行股份則除外。

2. 股本

根據建議，可購回之股份總數最多以批准購回授權之決議案通過當日已發行股份10%為限。於最後實際可行日期，本公司已發行股份數目為522,894,200股。根據該數字(假設於最後實際可行日期後至股東週年大會舉行前再無額外發行或購回股份)計算，本公司可根據購回授權購回最多達52,289,420股股份。

推薦意見

董事認為授予發行授權、購回授權、擴大發行授權至包括根據購回授權所購回之股份，以及重選退任董事乃符合本公司及股東之最佳利益，故建議　閣下投票贊成將於股東週年大會上提呈之決議案。

一般事項

於最後實際可行日期，就本公司於作出一切合理查詢後所知，概無任何股東按上市規則須放棄就股東週年大會通告載列所建議的任何決議案投票。

本通函及隨附之代表委任表格之英文版本如與有關之中文版本出現歧異，概以英文版本為準。

此致

列位股東　台照
及僅供本公司購股權持有人　參照

承董事會命
主席
衛斯文
謹啟

二零零七年四月四日

根據高來福先生之委任函，其任期將於二零零八年十二月三十一日屆滿，惟須符合適用規則及有關於本公司股東週年大會退任及重選連任之公司細則條文之規定，但本公司或高來福先生可向另一方發出不少於一(1)個曆月書面通知予以終止。高來福先生亦為本公司審核委員會之主席及薪酬委員會之委員。根據上述委任函，高來福先生可享有每年150,000港元之董事袍金以及就履行其擔任審核委員會主席之職務而享有每年100,000港元之服務袍金，而有關袍金乃董事會參照當時市場上同類職位之酬金釐定。除上述者外，高來福先生無權就擔任獨立非執行董事或由董事會成立之任何委員會委員而收取其他酬金。

除上文所披露者外，高來福先生並無在本公司或其附屬公司擔任任何職位，與本公司任何董事、高級管理層或主要股東亦概無關連，並無任何事宜根據上市規則第13.51(2)(h)至(v)條（兩條均包括在內）須予披露，亦無任何其他事宜須向股東披露。

股東週年大會

股東週年大會通告載於本通函附錄二。

根據公司細則，提呈股東大會表決之決議案均須以舉手方式表決，除非於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(i)大會主席；或(ii)最少三名親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且當時有權於會上投票的股東；或(iii)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(iv)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決則另作別論。

適用於股東週年大會之代表委任表格附於本通函內。倘　閣下未能親自出席股東週年大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓，惟無論如何須於大會或其任何續會（視乎情況而定）指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

截至最後實際可行日期，根據證券及期貨條例第XV部內第352條須置存之登記冊所示，韋雅成先生於股份持有以下權益：

身份	**所持股份數目**	**概約持股百分比**
個人	10,000	0.0%

根據韋雅成先生之委任函，其任期將於二零零八年十二月三十一日屆滿，惟須符合適用規則及有關於本公司股東週年大會退任及重選連任之公司細則條文之規定，但本公司或韋雅成先生可向另一方發出不少於一(1)個曆月書面通知予以終止。韋雅成先生亦為本公司審核委員會及薪酬委員會之委員。根據上述委任函，韋雅成先生可享有每年150,000港元之董事袍金，而有關袍金乃董事會參照當時市場上同類職位之酬金釐定。除上述者外，韋雅成先生無權就擔任獨立非執行董事或由董事會成立之任何委員會委員而收取其他酬金。

除上文所披露者外，韋雅成先生並無在本公司或其附屬公司擔任任何職位，與本公司任何董事、高級管理層或主要股東亦概無關連，並無任何事宜根據上市規則第13.51(2)(h)至(v)條（兩條均包括在內）須予披露，亦無任何其他事宜須向股東披露。

高來福先生　太平紳士

高來福　太平紳士，64歲，獨立非執行董事，於二零零四年九月獲委任。高來福先生為香港安永會計師事務所之創辦成員兼副主席。高來福先生自退休後一直從事教育事務，包括設立國際學校及提供顧問服務。高來福先生一直積極參與各類社區服務機構事務，亦為太平紳士。高來福先生亦為泰山石化集團有限公司（一間於香港上市之公司）及富豪資產管理有限公司（其單位於香港上市之富豪產業信託之管理人）之獨立非執行董事，於二零零三年十一月至二零零六年十二月曾擔任SUNDAY之獨立非執行董事。除上文所披露者外，高來福先生於最後實際可行日期前三年並無在香港或任何其他主要交易所上市之公司擔任任何董事職位。

截至最後實際可行日期，高來福先生並無擁有根據證券及期貨條例第XV部定義之任何股份權益。

香港和記電訊及美國Motorola Inc.。彼取得密芝根科技大學之電機工程學士學位及瑞士日內瓦國際管理學院之工商管理碩士學位。許博志先生於二零零一年至二零零五年七月曾擔任SUNDAY Communications Limited(「SUNDAY」,一間直至二零零六年十二月十二日及二零零六年十二月二十日為止分別在納斯達克及香港上市之公司)之集團董事總經理,並於二零零五年七月至二零零六年六月曾擔任SUNDAY之行政總裁。除上文所披露者外,許博志先生於最後實際可行日期前三年並無在香港或任何其他主要交易所上市之公司擔任任何董事職位。

截至最後實際可行日期,根據證券及期貨條例第XV部內第352條須置存之登記冊所示,許博志先生於股份持有以下權益:

身份	**所持股份數目**	**概約持股百分比**
個人	3,949,914	0.8%
由受控制法團持有	67,962,428 *(附註)*	13.0%

附註: 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

根據許博志先生之委任函,其任期將於二零零八年十二月三十一日屆滿,惟須符合適用規則及有關於本公司股東週年大會退任及重選連任之公司細則條文之規定,但本公司或許博志先生可向另一方發出不少於一(1)個曆月書面通知予以終止。根據上述委任函,許博志先生並不享有董事袍金。

除上文所披露者外,許博志先生並無在本公司或其附屬公司擔任任何職位,與本公司任何董事、高級管理層或主要股東亦概無關連,並無任何事宜根據上市規則第13.51(2)(h)至(v)條(兩條均包括在內)須予披露,亦無任何其他事宜須向股東披露。

韋雅成先生

韋雅成,52歲,獨立非執行董事,於二零零一年八月獲委任。韋雅成先生為合資格律師及韋雅成律師行之顧問。彼自一九八五年起在香港執業,包括在Phillips & Vineberg律師事務所效力多年。韋雅成先生在加拿大獲得律師、大律師及公證人之專業資格,並在英國及香港獲認許為律師。除上文所披露者外,韋雅成先生於最後實際可行日期前三年並無在香港或任何其他主要交易所之上市公司擔任任何董事職位。

發行股份之一般授權

本公司將於股東週年大會上分別提呈普通決議案，以批准(i)授予董事發行授權及(ii)把本公司根據購回授權賦予之權力購回之任何股份加入發行授權內，讓本公司在合乎本身利益而發行新股時更具彈性，有關詳情分別載於股東週年大會通告內所建議的第4A及第4C項決議案內。目前，董事無意根據發行授權發行任何新股份。

購回股份之一般授權

本公司將於股東週年大會上提呈一項普通決議案，以批准授予董事購回授權，有關詳情載於股東週年大會通告所建議的第4B項決議案。根據購回授權可能購回之股份，限於佔批准購回授權決議案通過當日本公司已發行股本最多10%之股份。

倘在股東週年大會通過授予購回授權之決議案，購回授權將生效，直至(i)本公司下屆股東週年大會結束時；(ii)根據適用法例或公司細則須舉行本公司下屆股東週年大會之期間終止時及(iii)股東在股東大會通過普通決議案撤銷或修改該項授權之日（以最早日期為準）。

按照上市規則要求作出之說明函件載於本通函附錄一。說明函件載有一切合理需要之資料，以便股東就投票贊成或反對股東週年大會提呈授予董事購回授權之普通決議案作出知情之決定。

重選退任董事

根據公司細則第86及87條及遵照上市規則，許博志、韋雅成及高來福各位先生將於股東週年大會輪流退任，並符合資格，將膺選連任。許博志先生、韋雅成先生及高來福先生的資料載列如下：

許博志先生

許博志，44歲，非執行董事，於二零零一年十二月獲委任。彼現時為TPIZ Resources Limited之創辦人，該公司建基於香港，並投資及發展中國之環保項目。許博志先生自一九九四年起出任Distacom Group多間公司之董事。於此之前，許博志先生曾任職

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

董事：
衛斯文 *(主席)*
Kuldeep Saran *(副主席)*
林祥貴
許博志*
韋雅成**
高來福　太平紳士**
Gerald Clive Dobby**

*　*非執行董事*
**　*獨立非執行董事*

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處：
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室

敬啟者：

發行及購回股份之一般授權

及

重選退任董事

緒言

於二零零六年五月十日，已授出發行股份及行使本公司所有權力以購回股份之一般授權予董事。該等一般授權將於股東週年大會結束時失效。因此，現建議於股東週年大會上更新發行及購回股份之一般授權。

本通函之目的乃為　閣下提供於股東週年大會上所提呈決議案之資料，以批准(i)授予董事發行及購回股份之一般授權及(ii)重選退任董事。

「股東」	指	股份當時之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證券及期貨事務監察委員會公佈之公司收購及合併守則

在本通函內，除文義另有所指外，具男性意義之詞亦包含女性及中性意義，反之亦然。

釋 義

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司訂於二零零七年五月十五日星期二上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行之股東週年大會及其任何續會
「董事會」	指	董事會
「公司細則」	指	本公司不時修訂之公司細則
「本公司」	指	e-Kong Group Limited，一家於百慕達註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	配發、發行及處理不超過於批准該授權之決議案通過當日本公司已發行股本20%之額外股份之授權建議
「最後實際可行日期」	指	二零零七年三月二十九日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回授權」	指	行使本公司權力，購回最多佔於批准該授權之決議案通過當日本公司已發行股本10%之股份之授權建議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.01港元之普通股

目　錄

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之e-Kong Group Limited（「本公司」）股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就因本通函之全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

e-KONG

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

（股份代號：524）

發行及購回股份之一般授權
及
重選退任董事

本公司謹訂於二零零七年五月十五日星期二上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，大會通告載於本通函第十三頁至第十六頁。

倘　閣下未能親自出席大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓，惟無論如何須於大會或其任何續會（視乎情況而定）指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

二零零七年四月四日

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED

BY HAND

8 February 2007

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 January 2007 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 January 2007

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : *e-Kong Group Limited*
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 February 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ________

4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date):)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :
* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

8 March 2007

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 28 February 2007 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 28 February 2007

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 March 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/~~(Decrease)~~ during the month :	52,000,000	N/A	N/A
Balance at close of the month :	522,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price : $0.86 per share	Issue and allotment Date : 27 February 2007				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: 52,000,000

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

4 April 2007

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 March 2007 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 March 2007

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 4 April 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date):)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	522,894,200	N/A	N/A
Increase/(Decrease) during the month :		N/A	N/A
Balance at close of the month :	522,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	15,000 Remark	25,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:

Remark : 15,000 share options lapsed due to the cessation of employment of Wong Kwok Kei, Michael.

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED

BY FAX & BY HAND
(Fax No. : 2248 6904)

13 February 2007

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Mr. Sammy Chau / Mr. Terence Tam / Mr. Chan Pak Hung

Dear Sirs

e-Kong Group Limited (the "Company")

We submit herewith our formal request for the suspension of trading in the Company's shares on The Stock Exchange of Hong Kong Limited with effect from 10:00 a.m. on 13 February 2007 pending the release of an announcement of transactions involving placement of shares of the Company and deemed disposal of a subsidiary of the Company which may constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

Should you have any question, please call the undersigned on 3101 3042.

Thank you for your kind attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Authorised Representative

Chinese Translation on the letter to The Stock Exchange of Hong Kong Limited dated 13 February 2007 regarding Suspension of Trading in e-Kong Group Limited's shares.

e-Kong Group Limited (「本公司」)

本公司現提出停牌要求，本公司的股份將於 2007 年 2 月 13 日上午十時起暫停於香港聯合交易所有限公司買賣，待本公司發出一則涉及配售本公司股份及根據《上市規則》第 14 章，視爲出售本公司一家附屬公司而可能構成須予公告的通告。

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES OF THE COMPANY AND ISSUE OF NEW SHARES BY ZoiPPE AND RESUMPTION OF TRADING

PLACING AND SUBSCRIPTION AGREEMENT

On 16 February 2007, the Seller, the Company and the Placing Agent entered into a conditional Placing and Subscription Agreement pursuant to which the Placing Agent agreed to use its best efforts to procure purchasers for the 52,000,000 Placing Shares at the Placing Price of HK$0.90 per Placing Share. The Placing Agent has confirmed that it has procured purchasers for all the Placing Shares.

The Seller has also conditionally agreed to subscribe for, and the Company agreed to allot and issue to the Seller, the 52,000,000 Subscription Shares at the Subscription Price.

The Seller currently holds 100,000,200 Shares, representing approximately 21.24% of the existing issued share capital of the Company. Upon completion of the Placing and the Subscription, the Seller's shareholding in the Company will be approximately 19.12% of the enlarged issued share capital of the Company.

The Placing and the Subscription are conditional on the matters described below. The Placing and the Subscription, accordingly, may or may not proceed.

The Company intends to use the net proceeds from the Subscription of approximately HK$44,767,000 to expand the Group's telecommunication business in its current territories, the PRC and India.

ZoiPPE AGREEMENT

On 16 February 2007, Cyberman, Cannizaro and ZoiPPE entered into the conditional ZoiPPE Agreement, pursuant to which, among others, Cannizaro has agreed to subscribe for 500 ZoiPPE Shares, representing 5% of the issued share capital of ZoiPPE after completion of the ZoiPPE Agreement, for a total consideration of US$2,500,000.

The ZoiPPE Agreement is conditional upon the completion of the Placing.

SUSPENSION AND RESUMPTION OF TRADING

As the Placing Agent commenced its process of procuring professional, institutional and other investors for purchasing the Placing Shares, the Directors considered that the necessary level of confidentiality could not be maintained, and at the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 10:00 a.m. on Tuesday, 13 February 2007 pending the release of this announcement. The negotiation for the Placing and Subscription Agreement and the ZoiPPE Agreement, which are inter-conditional with each other, was more prolonged than anticipated and some operational technicalities need to be resolved, resulting in the suspension of trading in the Shares continuing until 16 February 2007 on which date the Placing and Subscription Agreement and the ZoiPPE Agreement were signed. An application has been made to the Stock Exchange for the resumption of trading with effect from 9:30 a.m. on Wednesday, 21 February 2007.

PLACING AND SUBSCRIPTION AGREEMENT

Date

16 February 2007

Parties

(a) The Seller;

(b) The Placing Agent; and

(c) The Company

The Placing

The Placing Agent has been appointed to use its best efforts to procure purchasers for the Placing Shares. The Placing Agent has confirmed that it has procured purchasers for all the Placing Shares.

Number of Placing Shares

52,000,000 Placing Shares, representing approximately 11.04% of the existing issued share capital of the Company and approximately 9.94% of the issued share capital of the Company as enlarged by the Subscription.

Placing Price

The Placing Price of HK$0.90 per Placing Share represents:

- a premium of approximately 2.27% to the closing price of HK$0.88 per Share as quoted on the Stock Exchange on 12 February 2007;
- a premium of approximately 7.40% to the average closing price of HK$0.838 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including 12 February 2007; and
- a premium of approximately 7.78% to the average closing price of HK$0.835 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 12 February 2007.

The Placing Price was arrived at through arm's length negotiations between the Seller, the Company and the Placing Agent.

Rights

The Placing Shares will be sold free of any encumbrances or other third-party rights and together with all rights attaching thereto as at the date of the Placing and Subscription Agreement, including the right to receive all dividends and distributions declared, made or paid on or after that date.

Placees

More than six professional, institutional and other investors (including Cannizaro) have been selected and procured by and on behalf of the Placing Agent as placees of the Placing Shares as contemplated under the Placing and Subscription Agreement.

Placing Commission and other terms

The placing commission payable to the Placing Agent upon completion of the Placing amounts to 2.5% of the proceeds of the Placing.

The Directors (including the independent non-executive Directors) consider that the Placing and Subscription Agreement is entered into upon normal commercial terms, and the terms of the Placing and Subscription Agreement (including the placing commission) are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Independence of Placing Agent and Placees

The Placing Agent confirms that it (and its beneficial owners) and the placees (and their respective ultimate beneficial owners) are not connected persons (as defined in the Listing Rules) of the Company. No placee will become a substantial shareholder (as defined in the Listing Rules) of the Company upon completion of the Placing.

The Subscription

The Seller has agreed to subscribe for 52,000,000 new Shares, representing approximately 11.04% of the Company's existing issued share capital and approximately 9.94% of its issued share capital as enlarged by the Subscription. The Subscription Shares will rank equally with all the existing issued Shares. Application will be made to the Stock Exchange for the listing of and permission to deal in the Subscription Shares.

Subscription Price

HK$0.90 per Share, which is the same as the Placing Price, subject to adjustment for commissions, costs and expenses incurred in relation to the Placing and the Subscription, which will be borne by the Company. Based on the estimated expenses for the Placing and the Subscription, the net Subscription Price is approximately HK$0.86 per Share.

Mandate to Issue New Shares

The Subscription Shares will be allotted and issued under the general mandate to allot, issue and deal with Shares granted to the Directors by resolutions passed at the Company's annual general meeting held on 10 May 2006 to issue up to a total of 94,178,840 Shares. As at the date of this announcement, no Shares have been issued under the said general mandate.

Conditions of the Placing and the Subscription

(a) Completion of the Placing is conditional upon (i) the Placing Agent procuring purchasers for all of the Placing Shares and (ii) the completion of the ZoiPPE Agreement in accordance with the provisions thereof.

(b) Completion of the Subscription is conditional upon (i) satisfaction of the conditions mentioned in (a) above and (ii) the completion of the Placing.

Completion of the Placing and the Subscription

Completion of the Placing will take place on the Business Day upon which the conditions mentioned in (a) under the paragraph headed "Conditions of the Placing and the Subscription" above are satisfied.

Completion of the Subscription will take place immediately following the conditions mentioned in (b) under the paragraph headed "Conditions of the Placing and the Subscription" above being satisfied and the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Subscription Shares, provided that completion of the Subscription will not be later than 14 days from the date of the Placing and Subscription Agreement.

Changes in Shareholding Structure of the Company

The shareholding of the Company before and after the Placing and Subscription are and will be as follows:

	Existing Shares		Immediately after the Placing but before Subscription		Immediately after the Placing and Subscription	
	Number of Shares	*Percentage*	*Number of Shares*	*Percentage*	*Number of Shares*	*Percentage*
Seller	100,000,200	21.24	48,000,200	10.19	100,000,200	19.12
Directors and companies* controlled by them (other than the Seller)	152,243,689	32.33	152,243,689	32.33	152,243,689	29.12
Public shareholders of the Company						
– Cannizaro	–	–	34,600,000	7.35	34,600,000	6.62
– Placees (other than Cannizaro)	–	–	17,400,000	3.70	17,400,000	3.33
– Others	218,650,311	46.43	218,650,311	46.43	218,650,311	41.81
Total	470,894,200	100.00	470,894,200	100.00	522,894,200	100.00

* 7,000,000 Shares are beneficially owned by Siemens Enterprises Limited, a company controlled by Mr. Richard John Siemens; 71,860,147 Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran; and 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

Purpose of the Placing and the Subscription

The net proceeds from the Subscription are estimated to be approximately HK$44,767,000. The aggregate expenses relating to the Placing and the Subscription are estimated to amount to approximately HK$2,030,000, including commissions, professional fees and other related expenses.

The Group is principally engaged in the business of the provision of telecommunication services in the United States, Hong Kong and Singapore. The Company intends to use the net proceeds from the Subscription to expand the Group's telecommunication business, by way of organic growth of its existing businesses and/or acquisitions if such opportunities arise, in its current territories, the PRC and India.

The Company has had no fund raising activities in the past 12 months immediately preceding the date of this announcement.

ZoiPPE AGREEMENT

Date

16 February 2007

Parties

(a) Cyberman Limited;

(b) Cannizaro (Hong Kong) Limited; and

(c) ZONE Resources Limited

Subscription of ZoiPPE Shares

Cannizaro has agreed to subscribe for 500 ZoiPPE Shares, representing 5% of the enlarged issued share capital of ZoiPPE after completion of the ZoiPPE Agreement, at a total consideration of US$2,500,000, which is arrived at after arm's length negotiation between the Company and Cannizaro and taking into account the prospects for growing the business of ZoiPPE globally. Cannizaro is an independent third party and is not a connected person (as defined in the Listing Rules) of the Company.

Cyberman, a wholly-owned subsidiary of the Company, holds the only issued share in ZoiPPE and will subscribe for a further 9,499 ZoiPPE Shares at par value and will then hold 9,500 ZoiPPE Shares, representing 95% of the issued share capital of ZoiPPE, after completion of the ZoiPPE Agreement.

Condition of the ZoiPPE Agreement

Completion of the subscription for the 500 ZoiPPE Shares by Cannizaro is conditional upon completion of the Placing.

Information on Cannizaro

Cannizaro is a member of Cannizaro group of companies which, established in 2006 as a spin-out from the Lionhart investment group, is a specialist investment and advisory group specialising in alternative investments from Asian markets. The Cannizaro group has offices in London, Hong Kong and the British Virgin Islands.

Information on ZoiPPE

ZoiPPE is a company incorporated in the British Virgin Islands in February 2001 but remained dormant until September 2006 when it, together with its subsidiary, carries on the business of the provision of internet-based communication services marketed under the brandname "ZoiPPE", which services were officially launched in December 2006. By installing and using a piece of software on computers or mobile devices, "ZoiPPE" users at any location with broadband internet connection can communicate with each other and other people around the world via computer-to-computer, computer-to-phone, phone-to-phone, short message service (SMS), instant messaging (IM) as well as email.

Purpose of entering into the ZoiPPE Agreement

By entering into the ZoiPPE Agreement, the Group will not only raise additional capital for the Group for development of its internet-based communication services, but will also introduce an institutional investor which recognises ZoiPPE with a valuation equivalent to US$50 million and together with which the Group will further grow and develop its services in different countries and territories.

The Directors (including the independent non-executive Directors) consider that the ZoiPPE Agreement is entered into upon normal commercial terms, and the terms of the ZoiPPE Agreement are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

SUSPENSION AND RESUMPTION OF TRADING

As the Placing Agent commenced its process of procuring professional, institutional and other investors for purchasing the Placing Shares, the Directors considered that the necessary level of confidentiality could not be maintained, and at the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 10:00 a.m. on Tuesday, 13 February 2007 pending the release of this announcement. The negotiation for the Placing and Subscription Agreement and the ZoiPPE Agreement, which are inter-conditional with each other, was more prolonged than anticipated and some operational technicalities need to be resolved, resulting in suspension of trading in the Shares continuing until 16 February 2007 on which date the Placing and Subscription Agreement and the ZoiPPE Agreement were signed. An application has been made to the Stock Exchange for the resumption of trading with effect from 9:30 a.m. on Wednesday, 21 February 2007.

DEFINED TERMS

"Board"	the board of Directors
"Business Day"	a day (other than a Saturday) on which licensed banks are generally open for business in Hong Kong throguhtout their normal business hours
"Cannizaro"	Cannizaro Hong Kong Limited, a company incorporated in Hong Kong
"Company"	e-Kong Group Limited, a company incorporated in Bermuda and, the Shares of which are listed on the Stock Exchange
"Cyberman"	Cyberman Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	the conditional placing of the Placing Shares pursuant to the Placing and Subscription Agreement
"Placing Agent"	Quam Securities Company Limited, a company incorporated in Hong Kong with its principal place of business at Room 3208, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong
"Placing and Subscription Agreement"	the placing and subscription agreement dated 16 February 2007 between the Seller, the Company and the Placing Agent
"Placing Price"	HK$0.90 per Placing Share
"Placing Shares"	52,000,000 existing Shares owned by the Seller to be sold pursuant to the Placing
"PRC"	People's Republic of China
"Seller"	Goldstone Trading Limited, a company incorporated in the British Virgin Islands and controlled by Mr. Richard John Siemens, the Chairman of the Company, and a substantial shareholder of the Company.
"Shares"	ordinary shares of HK$0.01 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the conditional subscription by the Seller of the Subscription Shares pursuant to the Placing and Subscription Agreement
"Subscription Price"	the same as the Placing Price per Share, subject to adjustment as described in this announcement
"Subscription Shares"	the 52,000,000 new Shares to be subscribed for by the Seller under the Subscription
"US$"	United States dollar(s), the lawful currency of the United States and the exchange rate for the purpose of this announcement is US$1.00 = HK$7.80
"ZoiPPE"	ZONE Resources Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company prior to completion of the ZoiPPE Agreement
"ZoiPPE Agreement"	the subscription and shareholders agreement dated 16 February 2007 between Cyberman, Cannizaro and ZoiPPE, relating to the subscription of ZoiPPE Shares by Cyberman and Cannizaro
"ZoiPPE Shares"	ordinary shares of US$1.00 each in the capital of ZoiPPE

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 16 February 2007

As at the date of this announcement, the Board of the Company was comprised of Executive Directors, Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of substantial shareholder GOLDSTONE TRADING LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation BRITISH VIRGIN ISLANDS	Certificate of Incorporation No. 43057
6. Registered office EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS	**10. Contact person** RICHARD JOHN SIEMENS	
	11. Daytime tel. No. 28017188	**12. e-mail address**
7. Principal place of business in Hong Kong c/o UNIT C, 26/F., CNT TOWER, 338 HENNESSY ROAD, WANCHAI, HONG KONG	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

16	2	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ rest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	- Select -	201	52,000,000	HKD			0.860	301
Short position	111	- Select -	201	52,000,000					

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000,200	21.24
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	152,000,200	32.28
Short position	52,000,000	11.04
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	152,000,200	52,000,000
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporatio⁻⁻ controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	irect interest (Y/N)	Number of shares	
					Long position	Short Position

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

23	2	2007
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

16	2	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	123	- Select -	205	52,000,000	HKD			0.860	301
Short position	131	- Select -	205	52,000,000					

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	107,000,200	22.72
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	159,000,200	33.77
Short position	52,000,000	11.04

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	7,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	152,000,200	52,000,000

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

23	2	2007
(day)	(month)	(year)

25. Number of continuation sheets: 0

26. Number of attachments: 0

Form 3A.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY FAX & BY HAND
(Fax No. : 2248 6904)

16 February 2007

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Mr. Sammy Chau / Mr. Terence Tam / Mr. Chan Pak Hung

Dear Sirs

e-Kong Group Limited (the "Company")

We submit herewith our formal request for resumption of trading in the Company's shares on The Stock Exchange of Hong Kong Limited with effect from 9:30 a.m. on 21 February 2007.

Should you have any question, please call the undersigned on 3101 3042.

Thank you for your kind attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Authorised Representative

S:\Secretarial\2007 Project PEPE\Correspondence with HKEx\Letter to SEHK re Resumption of Trading_02162007.doc

Chinese Translation on the letter to The Stock Exchange of Hong Kong Limited dated 16 February 2007 regarding Suspension of Trading in e-Kong Group Limited's shares.

e-Kong Group Limited (「本公司」)

本公司現提出復牌要求，本公司的股份將於 2007 年 2 月 21 日上午九時三十分起恢復於香港聯合交易所有限公司買賣。

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of substantial shareholder GOLDSTONE TRADING LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation BRITISH VIRGIN ISLANDS	Certificate of Incorporation No. 43057
6. Registered office EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS	**10. Contact person** RICHARD JOHN SIEMENS	
	11. Daytime tel. No. 28017188	**12. e-mail address**
7. Principal place of business in Hong Kong c/o UNIT C, 26/F., CNT TOWER, 338 HENNESSY ROAD, WANCHAI, HONG KONG	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

23	2	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ rest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	201	- Select -	52,000,000	HKD			0.860	301
Short position	112	201	- Select -	52,000,000					

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	152,000,200	32.28
Short position	52,000,000	11.04
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000,200	21.24
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	100,000,200	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporatio~ controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	~irect interest (Y/N)	Number of shares	
					Long position	Short Position

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. **Further information from a trustee, or beneficiary of a trust or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

27	2	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

23	2	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	205		52,000,000	HKD			0.860	301
Short position	132	205	- Select -	52,000,000					

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

27	2	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

27	2	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136	205	205	52,000,000	HKD			0.860	301
Short position									

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	107,000,200	22.72
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	107,000,200	20.46
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of c' 'dren under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	7,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests nel' ' v Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

2	3	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571).

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SARAN (Surname)	KULDEEP (Other names)	
6. HKID/Passport No. P157396(2)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of Director 18/F., BLOCK 47, BAGUIO VILLA, 550 VICTORIA ROAD, POKFULAM, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

27	2	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	72,201,347	15.33
Short position	/	

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	72,201,347	13.81
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
FUTURE (HOLDINGS) LIMITED	46 MICOUD STREET, CASTRIES, ST. LUCIA (SAINT LUCIA)	SARAN, KULDEEP	100.00	Y	71,860,147	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

2	3	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HICKS	WILLIAM BRUCE	許博志
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K323574(2)		607905901807
7. Address of Director		**10. Daytime tel. No.**
1ST FLOOR, 20 BROOM ROAD, HAPPY VALLEY, HONG KONG		28057070
		11. e-mail address

12. Date of relevant event

27	2	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,912,342	15.27
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,912,342	13.75
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	c/o ROOM 402, HUNG KEI MANSION, 5-8 QUEEN'S VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

2	3	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM (Surname)	SHYANG GUEY (Other names)	林祥貴
6. HKID/Passport No. P924468(2)	**Country of issue of Passport**	**9. Chinese Character Code** 265143826311
7. Address of Director 6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		**10. Daytime tel. No.** 22969770
		11. e-mail address sg@e-kong.net

12. Date of relevant event

27	2	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	Code describing capacity in which shares were/are held (see Table 2): After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	136	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	1,120,000	0.24
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	1,120,000	0.21
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of chil[illegible], under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

2	3	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of substantial shareholder GOLDSTONE TRADING LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation BRITISH VIRGIN ISLANDS	Certificate of Incorporation No. 43057
6. Registered office EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS	**10. Contact person** RICHARD JOHN SIEMENS	
	11. Daytime tel. No. 28017188	**12. e-mail address**
7. Principal place of business in Hong Kong c/o UNIT C, 26/F., CNT TOWER, 338 HENNESSY ROAD, WANCHAI, HONG KONG	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

27	2	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event [illegible]erest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	201	201	52,000,000	HKD			0.860	301
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000,200	21.24
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000,200	19.12
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	100,000,200	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporatic controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. **Further information from a trustee, or beneficiary of a tr or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

2	3	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation E-KONG GROUP LIMITED	
2. Stock code 524	**4. Number of issued shares in class** 522,894,200
3. Class of shares ORDINARY	

5. Name of substantial shareholder FUTURE (HOLDINGS) LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation SAINT LUCIA	Certificate of Incorporation No. NO.2001-00196
6. Registered office 46 MICOUD STREET, CASTRIES, ST. LUCIA	**10. Contact person** KULDEEP SARAN	
	11. Daytime tel. No. 28017188	**12. e-mail address**
7. Principal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

27	2	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ rest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,860,147	15.26
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,860,147	13.74
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	71,860,147	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporatior ontrolled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	rect interest (Y/N)	Number of shares	
					Long position	Short Position

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a tr[illegible] or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

2	3	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of substantial shareholder GREAT WALL HOLDINGS LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation NIUE	Certificate of Incorporation No. R26013
6. Registered office NO.2 COMMERCIAL CENTRE SQUARE, ALOFI, NIUE	**10. Contact person** WILLIAM BRUCE HICKS	
	11. Daytime tel. No. 28057070	**12. e-mail address**
7. Principal place of business in Hong Kong c/o ROOM 402, HUNG KEI MANSION, 5-8 QUEEN'S VICTORIA STREET, CENTRAL, HONG KONG	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

27	2	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ rest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	67,962,428	14.43
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	67,962,428	13.00
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	67,962,428	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporatio controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	irect interest (Y/N)	Number of shares	
					Long position	Short Position

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a tr[illegible] or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

2	3	2007
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY FAX (No. 2248 6904) AND BY HAND

13 March 2007

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Mr. Sammy Chau / Mr. Terence Tam / Mr. Chan Pak Hung

Dear Sirs

e-Kong Group Limited (the "Company")
- Board of Directors' Meeting to Approve the Final Results for Year Ended 31 December 2006

We write to advise you that the captioned meeting of the Board of Directors of the Company will be held at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong on Friday, 23 March 2007.

Should you require further information, please feel free to contact the undersigned on 3101 3042.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED

2007 APR 11 A 9:5

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY FAX (No. 2248 6904) AND BY HAND

13 March 2007

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Mr. Sammy Chau / Mr. Terence Tam / Mr. Chan Pak Hung

Dear Sirs

e-Kong Group Limited (the "Company")
- Board of Directors' Meeting to Approve the Final Results for Year Ended 31 December 2006

We write to advise you that the captioned meeting of the Board of Directors of the Company will be held at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong on Friday, 23 March 2007.

Should you require further information, please feel free to contact the undersigned on 3101 3042.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

<u>BY HAND</u>

23 March 2007

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

<u>Attention: Mr. Sammy Chau / Mr. Terence Tam / Mr. Chan Pak Hung</u>

Dear Sirs

e-Kong Group Limited (the "Company")
- General Mandate to Repurchase Shares

We, the directors of the Company, hereby undertake to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same is applicable, we shall only exercise the general mandate to repurchase the Company's shares in accordance with the Rules Governing the Listing of Securities on the Stock Exchange, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

Yours faithfully
For and on behalf of
the Board of Directors of
e-Kong Group Limited

Lim Shyang Guey
Director

(Page 1)

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

HIGHLIGHTS

- Turnover increased 66.3% to HK$702.8 million
- Operating profit increased 23.1% to HK$47.5 million and EBITDA was up 26.5% to HK$57.2 million
- Bank balances and cash increased 70.9% to HK$100.4 million
- The Group launched its latest global VoIP service "ZoiPPE" in December 2006
- The Group continues its efforts to penetrate into the China market
- In February 2007, altogether HK$64.3 million was raised by placing 52 million shares in the Company and an institutional investor subscribing for 5% shareholding interest in the subsidiary operating the ZoiPPE business

RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2006, together with comparative figures for 2005, as follows:

Consolidated Income Statement

	Notes	Year ended 31 December 2006 HK$'000	2005 HK$'000
Turnover	2	702,810	422,590
Cost of sales		(509,718)	(267,549)
Gross profit		193,092	154,941
Interest income		2,326	589
Other income		397	8,313
		195,815	163,343
Selling and distribution expenses		(55,343)	(42,212)
Business promotion and marketing expenses		(4,635)	(3,068)
Operating and administrative expenses		(76,419)	(66,760)
Other operating expenses		(11,928)	(13,237)
Profit from operations		47,490	38,566
Finance costs	6	(2,859)	(34)
Profit before taxation	6	44,631	38,532
Taxation (charges)/credit	3	(3,999)	8,544
Profit for the year attributable to equity holders of the Company		40,632	47,076
EBITDA	4	57,205	45,216
		HK$	HK$
Earnings per share	5		
Basic		0.09	0.10
Diluted		N/A	N/A

Consolidated Balance Sheet

	Notes	As at 31 December 2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment		17,117	12,144
Intangible assets	7	51,659	—
Deferred tax assets		10,866	10,881
		79,642	23,025
Current assets			
Trade and other receivables	8	86,630	67,140
Pledged deposits		1,547	2,476
Bank balances and cash		100,362	58,742
		188,539	128,358
Current liabilities			
Trade and other payables	9	99,686	59,502
Current portion of bank borrowings		9,188	—
Current portion of obligations under finance leases		198	191
Provision for taxation		3,996	—
		113,068	59,693
Net current assets		75,471	68,665
Total assets less current liabilities		155,113	91,690
Non-current liabilities			
Bank borrowings		22,577	—
Obligations under finance leases		419	618
NET ASSETS		132,117	91,072
Capital and reserves			
Share capital		4,709	4,709
Reserves		127,408	86,363
TOTAL EQUITY		132,117	91,072

Notes:

1. **Basis of preparation and accounting policies**

The consolidated financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual HKFRS, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and applicable requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and basis of preparation adopted in these financial statements are consistent with those adopted in the Company's 2005 Annual Report.

The Group has not early adopted the new/revised standards and interpretations issued by HKICPA that are not yet effective for the current year. The Group anticipates that the adoption of these new/revised HKFRS in future periods will have no material impact on the results of the Group.

2. **Turnover and segmental information**

Analyses of the Group's turnover and results by geographical and business segments during the year are as set out below.

(a) by geographical segments:

	2006 North America HK$'000	2006 Asia Pacific HK$'000	2006 Consolidated HK$'000	2005 North America HK$'000	2005 Asia Pacific HK$'000	2005 Consolidated HK$'000
Turnover						
External sales	598,989	103,821	702,810	308,702	113,888	422,590
Results						
Profit from operations	29,925	27,873	57,798	21,720	21,027	42,747
Finance costs			(2,859)			(34)
Other operating income and expenses			(10,308)			(4,181)
Profit before taxation			44,631			38,532
Taxation (charges)/credit			(3,999)			8,544
Profit for the year			40,632			47,076

(b) by business segments:

	2006 Telecommunication services HK$'000	2006 Other HK$'000	2006 Consolidated HK$'000	2005 Telecommunication services HK$'000	2005 Other HK$'000	2005 Consolidated HK$'000
Turnover						
External sales	696,494	6,316	702,810	414,072	8,518	422,590
Results						
Profit from operations	57,792	6	57,798	42,503	244	42,747
Finance costs			(2,859)			(34)
Other operating income and expenses			(10,308)			(4,181)
Profit before taxation			44,631			38,532
Taxation (charges)/credit			(3,999)			8,544
Profit for the year			40,632			47,076

3. **Taxation (charges)/credit**

	Year ended 31 December 2006 HK$'000	2005 HK$'000
Current tax		
Hong Kong profits tax	—	—
Overseas income taxes	(3,964)	—
	(3,964)	—
Deferred tax		
Origination and reversal of temporary differences	(35)	8,544
	(3,999)	8,544

Overseas taxation represents income taxes provided by certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

4. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation and impairments.

5. **Earnings per share**

The calculation of basic earnings per share for the year ended 31 December 2006 was based on the consolidated profit attributable to equity holders of the Company of HK$40,632,000 (2005: HK$47,076,000) and on the 470,894,200 (2005: 470,894,200) shares in issue during the year.

The diluted earnings per share for the years ended 31 December 2006 and 2005 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

6. Profit before taxation

This was arrived at after charging/(crediting):

	Year ended 31 December 2006 HK$'000	2005 HK$'000
Finance costs		
Interest on bank loan and other borrowings	2,832	—
Finance charges on obligations under finance leases	27	34
Amortisation of intangible assets included in other operating expenses	4,411	—
Depreciation of property, plant and equipment	5,304	4,736
Gain on disposal of an available-for-sale investment included in other income	—	(5,200)
Impairment loss on an available-for-sale investment	—	1,894

7. Intangible assets

	As at 31 December 2006 HK$'000	2005 HK$'000
Development costs	3,137	—
Customer contracts	52,933	—
	56,070	—
Less: amortisation	(4,411)	—
	51,659	—

Development costs represent costs incurred in 2006 for the development of IP-based communication products and services, which services were launched in December 2006. Amortisation of the development costs will commence in 2007.

The customer contracts represent intangible assets purchased as a result of an asset purchase agreement with a third party to acquire certain telecommunication service assets in connection with the provision of long distance telecommunication services in the United States. The costs are capitalised and amortised under the straight-line method over 5 years.

8. Trade and other receivables

	As at 31 December 2006 HK$'000	2005 HK$'000
Trade receivables	76,119	54,364
Other receivables		
Deposits, prepayments and other debtors	10,511	12,776
	86,630	67,140

The Group's credit terms on sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	As at 31 December 2006 HK$'000	2005 HK$'000
Current	68,042	46,109
1 to 3 months	7,858	8,020
More than 3 months but less than 12 months	219	235
	76,119	54,364

9. Trade and other payables

	As at 31 December 2006 HK$'000	2005 HK$'000
Trade payables	44,924	25,930
Other payables		
Accrued charges and other creditors	54,762	33,572
	99,686	59,502

Included in trade and other payables are trade creditors with the following ageing analysis:

	As at 31 December 2006 HK$'000	2005 HK$'000
Current	26,733	16,756
1 to 3 months	17,992	9,011
More than 3 months but less than 12 months	199	163
	44,924	25,930

10. Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

FINAL DIVIDEND

The Board does not recommend the payment of a dividend for the year ended 31 December 2006 (2005: Nil).

BUSINESS REVIEW

During the year under review, the Group recorded a significant increase in turnover while continuing to maintain profitable operating results. The acquisition of assets in connection with the provision of long distance telecommunication services in the United States (the "WRLD Alliance transaction"), as approved by shareholders of the Company in March 2006, was successfully completed and smoothly integrated with the existing ZONE US operations. Such assets have proven their value as they helped ZONE US in contributing significantly to the growth in turnover and EBITDA of the Group.

Turnover of the Group was HK$702.8 million, up 66.3% from HK$422.6 million for the previous year. This increase was contributed mainly by the increase in revenue of ZONE operations in the United States. Profit from operations and profit before taxation of the Group for the year recorded rises of 23.1% and 15.8%, respectively, when compared to the previous year. The Group recorded net profit of HK$40.6 million compared to HK$47.1 million for the prior year, however, if the deferred tax effect is excluded, the 2006 net profit would be 5.5% higher than 2005. EBITDA of HK$57.2 million was up 26.5% from HK$45.2 million for the prior year.

(Page 2)

The Group's balance sheet remains healthy with total net assets of HK$132.1 million, representing an increase of 45.1% over the prior year, with bank balances and cash in 2006 exceeding HK$100 million.

ZONE operations in the United States ("ZONE US") recorded another year of robust growth almost doubling its turnover from HK$308.7 million for the previous year to HK$599.0 million. This increased turnover was mainly due to the growth in the carrier business of ZONE US servicing more than one-third of all independent local exchange carriers ("ILECs") located throughout the United States, including those customers acquired under the WRLD Alliance transaction. Profit from operations for the year totalled HK$29.9 million, representing an increase of 37.8% compared to HK$21.7 million for the prior year. In addition to achievements in revenue growth, ZONE US has also been actively implementing various strategies to improve operating efficiencies and increase gross margins. Such improvements and increases are being achieved through, among others, the integration of the ZONE US existing operation base in the North East with the facilities of WRLD Alliance headquartered in Utah, and also the benefits of greater economies of scale as a result of more competitive pricing from carrier partners. In the coming year, ZONE US will focus on increasing its market share for its core businesses and continuing to improve margins and productivity while, at the same time, seeking opportunities to introduce new and complementary products and services.

Turnover from ZONE Hong Kong and ZONE Singapore (collectively, "ZONE Asia") for 2006 amounted to HK$97.5 million compared to HK$105.4 million for 2005. Profit from ZONE Asia's operations for the year under review were HK$27.9 million, representing an increase of 34.1% compared to HK$20.8 million for the previous year. ZONE Asia was able to achieve higher operating profits, despite a slight decrease in turnover, by further increasing its gross margins and continuing its efforts to improve operating productivity.

Following the award of the Services-Based Operator ("SBO") Licence from the Office of the Telecommunications Authority ("OFTA") of Hong Kong in March 2006 and subsequent resolution of the issues on interconnection with the fixed telecommunication network services ("FTNS") providers, ZONE Hong Kong completed its interconnection arrangements and became the first licensee to provide Voice-over-Internet Protocol ("VoIP") services with local Hong Kong telephone numbers allocated by OFTA under the terms of the SBO licences. This service is not only available to customers based in Hong Kong, but is also available to persons in any part of the world that obtain broadband access to ZONE's network, thus extending ZONE Hong Kong's reach to a new overseas potential customer base.

In addition, ZONE Hong Kong continues to be the main resource base for penetrating into the China market. Towards the end of 2005 and in 2006, ZONE Hong Kong deployed technical and business teams to provide management expertise and support to its partners' operations in China.

ZONE Singapore continued on its growth path and achieved notable results in 2006. Creative and targeted marketing initiatives have led to an increased acquisition rate for new members, a more stable user base and a higher average rate per user ("ARPU"), all of which contributed to the higher revenue level. Effective cost management and negotiations with carriers have contributed to better margins and record-high operating results. While ZONE Singapore keeps reinforcing its position in its core services, it has also deployed, in conjunction with ZONE Hong Kong, new IP-based technologies to service its customers with offices worldwide. Looking ahead to 2007, ZONE Singapore plans to form alliances to further develop expansion into the region while expanding its business in Singapore through innovative product packaging and value-added services to differentiate it from competitors.

In December 2006, ZONE Asia officially launched its latest global VoIP service "ZoiPPE" (www.zoippe.com) at the ITU Telecom World 2006. Since the successful launch, ZoiPPE has unveiled a number of partnership and marketing programmes to enhance brand recognition and grow its user base. As an example, in conjunction with AsiaXPAT, ZONE Asia is promoting the co-branded "*AsiaXPAT & ZoiPPE*" service to the expatriate community in Asia. Also, its recent "Free Calls to China" promotional offer during the Lunar New Year festive season has encouraged many users in the Chinese community around the world to use its services.

In February 2007, the Group successfully completed a placement of 52 million shares of the Company, generating net proceeds of approximately HK$44.8 million. At the same time, the Group raised additional capital of US$2.5 million (HK$19.5 million) from an institutional investor for development of the ZoiPPE business.

Looking ahead to 2007, the Group is excited about the prospects of expanding its ZONE businesses within and beyond its current operations in the United States, Hong Kong and Singapore. ZONE will continue to organically grow its market share in these countries while seeking acquisition targets, such as the WRLD Alliance transaction, that once integrated with the current operations can bring synergistic value to the Group. The Group will also take business development initiatives to expand the ZONE business model to other countries.

The Group has obtained additional funds for growth and development from those transactions in February. It considers that establishing a business presence and securing reliable local partners in the larger markets, including China and India, will be a priority for 2007, and during the year ZoiPPE will step up its efforts to enhance its technology robustness and scalability to improve user experience and to introduce new multimedia features and functionalities, while at the same time intensifying its promotional drive globally.

FINANCIAL REVIEW

Results

For the year ended 31 December 2006, the Group recorded consolidated turnover of HK$702.8 million representing an increase of HK$280.2 million, or 66.3%, as compared to 2005.

Turnover from ZONE US increased by 94.0% from HK$308.7 million in 2005 to HK$599.0 million in 2006, while ZONE Asia, comprising the Group's telecommunication business in Hong Kong and Singapore, recorded a 7.5% decrease in turnover from HK$105.4 million for 2005 to HK$97.5 million for 2006.

The Group's gross profit increased by 24.6% from HK$154.9 million in 2005 to HK$193.1 million in 2006.

The operating profit for the year was HK$47.5 million compared to HK$38.6 million for the previous year.

The consolidated net profit for the year was HK$40.6 million compared to a net profit of HK$47.1 million, which included a deferred tax credit of HK$8.5 million, for 2005.

EBITDA for the Group increased by 26.5%, or HK$12.0 million, from HK$45.2 million for 2005 to HK$57.2 million in 2006.

Assets

As at 31 December 2006, the net assets of the Group amounted to HK$132.1 million as compared to HK$91.1 million in 2005.

Liquidity and Financing

Cash and bank balances (excluding pledged deposits) were HK$100.4 million as at 31 December 2006 (2005: HK$58.7 million). The Group had pledged deposits amounting to HK$1.5 million as at 31 December 2006 (2005: HK$2.5 million) to banks for guarantees made by them to certain telecommunication carriers for payments due by the Group.

In 2006, a bank loan of HK$46.8 million was advanced to a subsidiary of the Company for the purpose of the WRLD Alliance transaction, of which HK$15.0 million was repaid during 2006, and the balance thereof as at 31 December 2006 amounted to HK$31.8 million (2005: Nil). This bank loan, comprising the Group's entire bank borrowings, was made in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 31 December 2006, the Group's liabilities under equipment lease financing arrangements amounted to HK$0.6 million (2005: HK$0.3 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets was 24.5% (2005: 0.9%). Such increase principally arose as a result of the bank borrowings referred to above.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2006, there were no material contingent liabilities and commitments.

Post Balance Sheet Events

On 16 February 2007, the Group entered into a placing and subscription agreement whereby 52 million shares of the Company were placed and subscribed for at the price of HK$0.90 per share, subject to adjustment for commissions, costs and expenses incurred in relation thereto. Details of the placing and subscription agreement were disclosed in the announcement of the Company dated 16 February 2007.

On 16 February 2007, Cyberman Limited (a wholly-owned subsidiary of the Company), Cannizaro Hong Kong Limited (acting as the investment manager of its fund) and ZONE Resources Limited ("ZRL") entered into a subscription and shareholders agreement whereby Cannizaro subscribed or procured subscriptions for 500 shares of ZRL, representing 5% of the issued share capital of ZRL, for a consideration of US$2.5 million. ZRL remains to be a 95% subsidiary of the Company. Details of the subscription and shareholders agreement were disclosed in the announcement of the Company aforesaid.

The transactions contemplated by the said placing and subscription agreement and the subscription and shareholders agreement were completed in February 2007.

EMPLOYEE REMUNERATION POLICIES

As at 31 December 2006, the Group had 145 employees (2005: 136 employees) in Hong Kong and overseas. The Group's total staff costs amounted to HK$71.3 million (2005: HK$64.9 million). Pursuant to the share option schemes adopted by the Company, share options may be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether, 147,500 share options remained outstanding as at 31 December 2006.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. No director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, at any time during the year ended 31 December 2006, acting in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2006.

AUDIT COMMITTEE

The Audit Committee has reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control systems and financial reporting matters, including a review of the audited consolidated financial statements of the Group for the year ended 31 December 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2006 annual report of the Company containing all information required by Appendix 16 to the Listing Rules will be published on both the websites of The Stock Exchange of Hong Kong Limited and the Company in due course.

APPRECIATION

The Board would like to thank all customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 23 March 2007

As at the date of this announcement, the Board of the Company comprised of Executive Directors, Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188 **11. e-mail address**

12. Date of relevant event

26	3	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	300,000	HKD	1.190	1.174		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,000,200	20.46
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,300,200	20.52
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	7,300,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	3	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

27	3	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	340,000	HKD	1.150	1.125		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,300,200	20.52
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,640,200	20.59
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	7,640,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	3	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

(AMENDED)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

28	3	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121		205	360,000	HKD	1.150	1.135		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,640,200	20.59
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	108,000,200	20.65
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	8,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	3	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport SARAN (Surname)	KULDEEP (Other names)	**8. Name of Director (Chinese)**
6. HKID/Passport No. P157396(2)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of Director 18/F., BLOCK 47, BAGUIO VILLA, 550 VICTORIA ROAD, POKFULAM, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

28	3	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	2,816,314	HKD	1.150	1.150		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	72,201,347	13.81
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	75,017,661	14.35
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information *in relation* to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
FUTURE (HOLDINGS) LIMITED	46 MICOUD STREET, CASTRIES, ST. LUCIA (SAINT LUCIA)	SARAN, KULDEEP	100.00	Y	74,676,461	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	3	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of substantial shareholder FUTURE (HOLDINGS) LIMITED	**8. Business registration number**	
	9. Place of incorporation SAINT LUCIA	Certificate of Incorporation No. NO.2001-00196
6. Registered office 46 MICOUD STREET, CASTRIES, ST. LUCIA	**10. Contact person** KULDEEP SARAN	
	11. Daytime tel. No. 28017188	**12. e-mail address**
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

28	3	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	- Select -	201	2,816,314	HKD	1.150	1.150		- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,860,147	13.74
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	74,676,461	14.28
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	74,676,461	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

28	3	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 15 May 2007 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2006 and the reports of directors and of the auditors thereon.
2. To re-elect retiring directors and to fix their remuneration.
3. To appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. "THAT:

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "THAT conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 4 April 2007

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.
4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (a) the chairman of such meeting; or (b) at least three members of the Company ("Shareholders") present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.
6. An explanatory statement containing further details regarding Resolution 4B above is being sent to members and other persons who are entitled thereto together with the Company's 2006 Annual Report.

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens, Kuldeep Saran and Lim Shyong Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

RECEIVED
2007 APR 11 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNUAL GENERAL MEETING
FORM OF PROXY

No. of shares to which this Proxy relates(Note 1)	

I/We(Note 2) ______________________________

of ______________________________

being Shareholder(s) of e-Kong Group Limited (the "Company") **HEREBY APPOINT**(Note 3) ______________________________

____

of ______________________________

or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 15 May 2007 at 10:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
1.	To receive and consider the audited consolidated financial statements for the year ended 31 December 2006 and the reports of directors and of the auditors thereon.		
2.	To re-elect the following retiring directors and to fix their remuneration:		
	(A) William Bruce Hicks	(A)	(A)
	(B) Shane Frederick Weir	(B)	(B)
	(C) John William Crawford	(C)	(C)
3.	To appoint auditors and to authorise the board of directors to fix their remuneration.		
4.	(A) To grant to the board of directors a general mandate to issue shares.	(A)	(A)
	(B) To grant to the board of directors a general mandate to repurchase shares.	(B)	(B)
	(C) To add any shares repurchased under the authority given pursuant to resolution 4(B) into the general mandate to issue shares given pursuant to resolution 4(A).	(C)	(C)

Dated this ____________________ day of ____________________ 2007

Signature(s)(Note 5) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the full name(s) and address(es) in **BLOCK CAPITALS**.
3. Please insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The description of the resolutions contained in this form of proxy is by way of summary only. The full text thereof appears in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote and will be accepted to the exclusion of other joint registered holders in respect thereof.
7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding the meeting or any adjourned meeting (as the case may be). The completion and delivery of the form of proxy will not preclude any member from attending and voting in person at the meeting or any adjourned meeting if you so desire and in the event that you do attend the meeting, this form of proxy shall be deemed to be revoked.
8. A proxy need not be a member of the Company and must attend the meeting in person to represent you.
9. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

股東週年大會
代表委任表格

與本代表委任表格有關之股份數目 (附註1)	

本人／吾等 (附註2) ______________________________

地址為 ______________________________

乃e-Kong Group Limited (「本公司」) 股東，**茲委任** (附註3) ______________________________

地址為 ______________________________

或(若彼未能出席)大會主席為本人/吾等之代表，代表本人/吾等出席本公司將於二零零七年五月十五日(星期二)上午十時正於香港中環銀行街舊中國銀行大廈13樓中國會舉行之股東週年大會(或其任何續會)，以便考慮並酌情通過召開上述大會通告所載之各項決議案，並於大會(或其任何續會)上，按下列指示代表本人/吾等及以本人/吾等之名義投票表決。如未有作出任何指示，則本人/吾等之代表可自行酌情投票。

	決議案	**贊成** (附註4)	**反對** (附註4)
1.	省覽及考慮截至二零零六年十二月三十一日止年度之經審核綜合財務報表、董事會報告及核數師報告。		
2.	重選下列退任董事及釐定其酬金：		
	(A) 許博志	(A)	(A)
	(B) 韋雅成	(B)	(B)
	(C) 高來福	(C)	(C)
3.	聘任核數師，並授權董事會釐定其酬金。		
4.	(A) 授予董事會發行股份之一般授權。	(A)	(A)
	(B) 授予董事會購回股份之一般授權。	(B)	(B)
	(C) 將根據第4(B)項決議案授予之權力所購回之任何股份，一併加入在第4(A)項決議案下之發行股份一般授權內。	(C)	(C)

日期：二零零七年__________月__________日

簽署 (附註5)：______________________________

附註：

1. 請填上與本代表委任表格有關，並以 閣下名義登記之股份數目，如未有填上股份數目，則本代表委任表格將被視為與所有以 閣下名義登記之本公司股本中之股份有關。
2. 請以**正楷**填上全名及地址。
3. 請於適合欄內填上 閣下所擬委派代表之姓名及地址，**如無填上任何姓名，則大會主席將出任 閣下之代表**。
4. **重要提示： 閣下如欲投票贊成任何決議案，請在「贊成」欄內填上「✓」號。 閣下如欲投票反對任何決議案，則請在「反對」欄內填上「✓」號**。倘 閣下並無作出任何投票指示，則 閣下之受委代表可自行酌情投票。此外， 閣下之受委代表亦可酌情就任何召開大會通告以外於大會上正式提呈之決議案自行酌情投票。本代表委任表格所載之決議案內容僅為概要。各項決議案之全文載於召開大會之通告內。
5. 本代表委任表格必須由 閣下或 閣下以書面形式正式授權之人士簽署；如為一間公司，則必須加蓋公司印鑑或經由公司之負責人、受託代表或獲正式授權之其他人士親筆簽署。
6. 倘為任何股份之聯名登記持有人，則任何該等人士均可親身或委派代表在會上就有關股份投票，猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或由受委代表出席大會，則只有在股東名冊內就有關股份而言排名較先之聯名持有人方有權就該等股份投票。此外，只會接納上述人士之投票，而其他聯名登記持有人就有關股份所作之投票均屬無效。
7. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經簽署認證之授權書或授權文件副本，必須於大會或其任何續會(視情況而定)指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓，方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席大會或其任何續會及於會上投票。倘 閣下出席大會，則本代表委任表格將視為已撤回論。
8. 受委代表毋須為本公司股東，惟須親身代表 閣下出席該大會。
9. **本代表委任表格之每項更改，均須由簽署之股東簡簽示可。**

END